

2004 Annual Report

Look closer for answers.

Analyze · Detect · Measure · Control™

THERMO ELECTRON CORPORATION

THERMO ELECTRON IS

THE WORLD LEADER



in high-tech analytical instruments. We invent, manufacture and support the advanced tools and software that enable our customers to better analyze, detect, measure and control. Together, we are making the world a healthier, cleaner and safer place.

Analyze · Detect · Measure · Control™ Thermo ELECTRON CORPORATION



President and Chief Executive Officer

This is a very exciting time to be part of Thermo Electron. In 2004, we met our growth targets, continued to expand our business and took our place as the world's leading analytical instruments company. Today, Thermo is made up of nearly 10,000 employees in 30 countries, all working together to serve our customers under one unified and powerful Thermo brand.

We've made tremendous progress in building an extensive portfolio of best-of-breed instrumentation, industry-leading laboratory informatics, and comprehensive services and support. Thermo's analytical instrument solutions enable our customers to look closer for answers in their quest to make the world a healthier, cleaner and safer place. Whether they are identifying biomarkers of disease, discovering new drugs, improving air quality, or protecting our cities, we are working hard to make their process easier, and success possible.

Our intense focus on customers and markets led to strong financial performance in 2004. Reported revenues increased 16 percent to $2.2 billion. GAAP operating income grew 27 percent over 2003, and GAAP operating margin for the year increased to 10.8 percent, versus 9.9 percent in 2003. GAAP diluted earnings per share (EPS) in 2004 rose to $2.17, versus $1.20 a year ago, driven by tax benefits, large gains from the sale of discontinued operations, as well as improved performance. Adjusted EPS* increased by 15 percent to $1.25 — our fourth consecutive year of double-digit earnings growth. Adjusted operating income was up 16 percent, with an adjusted operating margin of 12.7 percent.

ACHIEVING LEADERSHIP

With the sale of Spectra-Physics and several new strategic acquisitions, we changed our business mix in 2004 to sharpen our focus on analytical solutions. We now have two reporting segments. Life and Laboratory Sciences accounts for 70 percent of revenues, and comprises the analytical instrumentation, informatics and services we provide to our laboratory customers. Measurement and Control accounts for 30 percent of revenues, representing the analytical equipment we apply on the production line and in the field.

Acquisitions were key to bringing a new complement of equipment, software and services to Thermo's capabilities. Our pending acquisition of Kendro Laboratory Products will add leading technologies for sample preparation, processing and storage — along with an extensive global distribution and service network. The addition of InnaPhase greatly extended our laboratory informatics portfolio with new software for pharmaceutical research, such as important proteomics and ADME/Tox applications, to streamline the discovery process and thus reduce the cost of drug development. With the acquisition of U.S. Counseling Services, we achieved our goal of becoming the most comprehensive service provider to laboratories. We now offer critical asset management capabilities to help customers meet their research objectives while working within their spending budgets. Strategic acquisitions like these will continue to be an important part of our growth.

*Adjusted EPS, adjusted operating income and adjusted operating margin exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards and the impact of the resolution of significant tax audits. For a reconciliation of these non-GAAP financial measures to comparable GAAP measures, see the accompanying consolidated statement of income on pages 15 and 16 of this annual report.

Innovation will always be a cornerstone of Thermo's growth as we create leading technologies that enable our customers to improve the quality and speed of their research activities.



Marc Casper *Senior Vice President*

Throughout the year, Thermo demonstrated its unparalleled combination of scientific knowledge and applications expertise as our marketing and sales functions became better attuned to our customers' specific needs. This was clearly evident at numerous industry trade shows and at Thermo Discovery Days we hosted at customer sites around the world, where our integrated instrumentation, services and support capabilities set us apart as a provider of true, end-to-end analytical solutions.

Over the past few years, the consolidation of Thermo facilities allowed us to make significant investments in strategic sales and manufacturing centers across the USA, Europe and Asia. Our new world-class factory in Bremen, Germany, for example, is our European base for providing industry-leading mass spectrometers used in drug discovery, environmental and industrial applications. In late 2004, we also opened a state-of-the-art manufacturing facility in Shanghai, China — increasing our production capacity there by more than fourfold. This center not only plays a key role in allowing us to manufacture products more cost-effectively around the globe, but also further strengthens our local presence in China to help us achieve our goal of 20 percent revenue growth per year in that rapidly growing market.

CONTINUED INNOVATION AND GROWTH

Innovation will always be a cornerstone of Thermo's growth as we create leading technologies that enable our customers to improve the quality and speed of their research activities. Breakthroughs like our Finnigan™ LTQ FT™ fueled solid revenue growth in 2004. This ion trap Fourier transform mass spectrometer is specifically designed to provide faster, more accurate analysis in demanding applications such as protein biomarker research. In order to meet the ever-increasing needs of end-users, we are more effectively coordinating our research and development work across the company to yield innovative products that will be as relevant, and successful, as the LTQ FT.

We continue to support our leading technologies with an increasing array of laboratory services. Thermo is now the most comprehensive service provider to laboratories worldwide, and our goal is to grow this part of our business by at least 10 percent each year. We have an installed base of instruments, equipment and software worth approximately $10 billion at customer sites across the globe. We plan to capitalize on this tremendous opportunity

Today's fast-paced business environment is creating incredible opportunities, and Thermo has the scale, scope and skill to capitalize on them.






From left to right: Steve Sheehan, Seth Hoogasian, Guy Broadbent, Ruby Chandy, Ian Jardine, Tom Burke, Pete Wilver, Josita Todd

with new and expanded services that are tailored to our customers' specific requirements. Whether they need maintenance and calibration, validation to meet regulatory compliance, or help allocating their capital resources, our goal is to be the only name our customers need to know.

Vital to our success has been the dedication of our employees, working each day to improve our processes and our customer interactions. Our Practical Process Improvement (PPI) initiative encourages employees at all levels to develop ways of working more effectively to better serve our customers and drive Thermo's global growth. Today, nearly one quarter of our employees are trained in PPI, and we expect to have trained 80 percent of our workforce by the end of 2005. We ask a lot from our people, but aim to offer them much in return: from well-defined career paths, to tools that facilitate the achievement of their goals. We will continue to invest heavily in our employees' development, because our ability to differentiate Thermo from our competitors relies on having the most talented and knowledgeable workforce in the industry.

We've made dramatic changes in the last few years, some of them requiring very difficult decisions, and all of them demanding a lot of hard work. As a result, Thermo is uniquely positioned to help our customers look closer for answers in everything they do: developing safer, more effective drugs; personalizing medicine; protecting natural resources; and safeguarding our borders and cities. Today's fast-paced business environment is creating incredible opportunities, and Thermo has the scale, scope and skill to capitalize on them. I am proud to be part of this world-class organization, and excited about its potential for growth.

Sincerely,

Marijn E. Dekkers

Marijn E. Dekkers
President and Chief Executive Officer
March 16, 2005

MAKING THE WORLD

A HEALTHIER PLACE.

At Thermo, we work side-by-side with researchers, doctors, and other bioscience and pharmaceutical professionals to enhance their lab processes at every stage — from sample preparation, to analysis and discovery, to data interpretation. Together, we are looking closer for critical answers in a wide range of disciplines: advancing the field of proteomics, finding more effective drugs, improving clinical chemistry and anatomical pathology. We're supporting the development of new methods for not only treating disease, but preventing it. Our leading-edge analytical solutions are giving researchers the tools they need to make the world a healthier place.



ADME/TOX: Helping discover better drugs.

Today it can take more than $800 million and up to 14 years to develop a new drug. Close to 90 percent of drug candidates fail during late-stage clinical trials, and roughly 60 percent fail due to their ADME/Tox properties — how they are absorbed, distributed, metabolized and eliminated by the body, in addition to potential toxic effects they may have. At Thermo, we are helping researchers accelerate drug discovery with unique tools that enable a "fail faster and fail cheaper" elimination of less-promising compounds, so that viable drug candidates can be identified earlier, and the investment cycle significantly shortened.

From the beginning, Thermo has been committed to fully understanding drug researchers' methods and needs for effective ADME/Tox screening. The result: Thermo's new LeadStream ADME/Tox Solution™, a unique and highly sophisticated suite of products that integrates hardware, informatics and sample preparation technology. Our breadth of technologies and expertise has allowed us to create an orchestrated environment where researchers and instrumentation can more easily communicate and turn data into knowledge. By establishing a new approach to discovery, we are helping pharmaceutical companies redefine the drug development process to yield safer, more effective drugs in less time.



BRIMS: Making preventive medicine possible.

Can we improve our understanding of cardiovascular disease so people can be treated for a heart attack — before the heart attack even strikes? This is the type of question researchers are trying to answer at the Biomarker Research Initiatives in Mass Spectrometry (BRIMS) Center, an exciting collaboration between Massachusetts General Hospital (MGH) and Thermo. Here, researchers are using breakthrough analytical instrumentation to quantitatively chart protein expression in ways that were never before possible.

By combining MGH's unique clinical samples and medical expertise with the most advanced mass spectrometry technology, such as Thermo's Finnigan™ LTQ FT™, researchers are working to characterize the biomarkers — tiny protein "signals" — given off by patients who have suffered a heart attack. At BRIMS, the goals are extraordinary, and yet, not out of reach. We are working together to change the way doctors fight one of the world's greatest killers by shifting from treating cardiovascular disease to preventing it. As we create new methodologies for the discovery and analysis of protein biomarkers that can be applied to a range of human diseases, we are helping to make personalized, preventive medicine a reality.


ALEXUS 2
Thermo
Thermo

NESTLÉ WATERS: Helping ensure safe bottled water.

Poland Spring® is a division of Nestlé Waters North America, the largest bottled water company in the United States. Every day, five-gallon Poland Spring bottles used in homes and offices are returned to be cleaned and refilled for shipment. Before a five-gallon container is disinfected at one of Nestlé's facilities for home and office packages, it passes through Thermo's ALEXUS W10 or PureAqua Detection System to be analyzed for a range of impurities. These highly sensitive analyzers help Nestlé Waters maintain quality, protect its brand equity, and, most importantly, ensure that Poland Spring customers get clean, safe bottled water.

A proven leader in quality control for the beverage industry, Thermo also partners with Nestlé Waters to monitor the quality of its individual retail bottles. As the bottles are filled, they pass through precise measurement instruments, including Thermo's InScan®100, to determine the fill-level of each bottle. Thermo's accurate and high-throughput, in-line process capabilities help Nestlé Waters optimize efficiency, reduce waste and provide quality products for its customers.

MAKING THE WORLD

A CLEANER PLACE.

From industrial quality control labs, to production floors, to the world's most rugged job sites, you'll find people putting Thermo's analytical expertise to good use. Thermo is there, helping protect the purity of the food we eat, the beverages we drink and the air we breathe. We're helping industries improve our environment, and developing the high-precision devices needed to monitor and protect our vital resources. By taking analytical instrumentation to the production line and out in the field, Thermo is helping our customers look closer for the answers they need to make our world a cleaner place in which to live.



BP: Protecting our natural resources.

BP is one of the world's largest petrochemical suppliers, and a global leader in clean fuel initiatives. In the U.S., Europe and Asia, BP works to produce cleaner energy products, from hydrogen to gas to renewable energy sources. One of the most effective ways to accomplish this with diesel fuel and gasoline is by lowering the fuel's sulfur content, a process that requires continuous, efficient and accurate analysis.

At an increasing number of refineries across the globe, BP relies on Thermo's SOLA II online sulfur analyzer to help monitor and control its desulphurization process, crediting the instrument's reliability, accuracy and ease of use. BP's Indiana refinery uses the SOLA II for rapid, automated monitoring during diesel fuel production. The SOLA II doesn't require pure oxygen to function, so it provides the refinery with safer, easier and more cost-effective operation. With the help of Thermo, BP is able to monitor its fuel manufacturing process accurately and consistently to maintain the low levels of sulfur it needs to help make its fuels, and our environment, cleaner.

MAKING THE WORLD

A SAFER PLACE.

Protecting lives and guarding against threat requires true dedication — and reliable tools. At Thermo, we design the analytical instruments law enforcement officials, first responders and security personnel count on to do their jobs effectively. Together, we are helping uncover critical evidence to solve crimes at the most sophisticated forensics labs. We're screening and diagnosing infectious diseases before they spread. We're detecting unseen explosives, radiation and hazardous materials before they can do harm. With Thermo's help, our customers are looking closer, and keeping people safer, every day.



U.S. DEPARTMENT OF DEFENSE: Safeguarding the Pentagon.

At the Pentagon, headquarters for the U.S. Department of Defense, safety and security are essential. As a world leader in detection technology, Thermo provides some of the devices that are integral to the defense and protection of the Pentagon campus.

On any given day, security personnel can be called to assess potential threats in and around the Pentagon — whether it's scanning the contents of suspicious packages or investigating briefcases that have been left unattended. Thermo was able to offer the Pentagon a range of highly accurate devices that made it possible to rapidly detect the presence of dangerous materials and warn security personnel about the severity of exposure. To help monitor events held at the Pentagon, Thermo's detection capabilities can also assist in quickly locating, and accurately characterizing, hazardous substances, in order to help ensure that large crowds in attendance are safe. Pentagon security personnel need to be prepared to handle anything that might endanger the campus — and Thermo supplies some of the high-sensitivity tools to make that job easier.


Thermo
NYC

NEW YORK CITY: Improving emergency response.

In New York City, the Department of Health and Mental Hygiene helps monitor and respond to emergency situations involving hazardous materials in order to assess public health impact, make recommendations for public health protection and provide technical consult to other agencies — for everything from industrial accidents to environmental contaminants affecting the public. Given the city's size and complexity, the department needed a comprehensive and flexible set of detection instruments that could be used anywhere. Officials turned to Thermo to fully equip a state-of-the-art emergency response vehicle specifically designed for this task. Thermo helped select and customize an array of instrumentation that allows them to quickly detect and accurately characterize hazardous materials. Not only were the instruments designed to function from fixed or mobile positions, Thermo also linked them with integrated software — then backed it all with complete training and support.

Today, an ongoing relationship with Thermo allows the City Health Department to stay on the leading edge of detection technology. By customizing equipment to meet the department's rigorous, ever-changing needs, Thermo is helping to keep the city's residents and visitors safer.

$2.17

$1.73

$1.20

$0.00

GAAP EPS

$1.25

$1.09

$0.98

$0.85

ADJUSTED EPS

END MARKETS



environmental/security 12%
clinical 13%
industrial 34%
academia/government 24%
pharmaceutical /biotech 17%

GEOGRAPHIC DISTRIBUTION



North America 44%
Europe 34%
Asia 17%
Other 5%

LIFE AND LABORATORY SCIENCES

Bioscience Technologies >

Scientific Instruments >

Informatics and Services >

Clinical Diagnostics >

END MARKETS



environmental 4%
clinical 19%
industrial 31%
academia/government 24%
pharmaceutical/biotech 22%

TOTAL REVENUES: $1.6 BILLION

Thermo's Life and Laboratory Sciences segment provides total analytical instrumentation solutions that enable discovery, R&D and quality assurance for laboratories around the world — including life science, drug discovery, clinical, environmental and industrial applications. These solutions include advanced instrument systems, informatics, end-to-end laboratory services and consumables. Thermo also serves the world's healthcare market with rapid, point-of-care diagnostic tests, equipment, lab-automation systems and consumables for clinical and anatomical pathology laboratories.

MEASUREMENT AND CONTROL

Process Instruments >

Environmental Instruments >

END MARKETS



environmental 15%
security 13%
pharmaceutical/biotech 4%
industrial 68%

TOTAL REVENUES: $0.6 BILLION

Thermo's Measurement and Control segment offers analytical instruments used online in manufacturing facilities and in the field for environmental and safety applications. We enable customers around the world to control and optimize their manufacturing processes, increase quality, improve productivity, and meet strict environmental and regulatory standards. We also help to improve safety and homeland security with a range of instrument solutions for chemical, radiation and explosives detection.

Shareholders of Thermo Electron who desire information about the company are invited to contact the Investor Relations Department, Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, MA 02454-9046, (781) 622-1111, or investorrelations@thermo.com. We maintain a mailing list to enable shareholders whose stock is held in street name, and other interested individuals, to receive company information as quickly as possible. Material of interest to shareholders is also available from the company's Web site at www.thermo.com, under "About Thermo," then "Investors."

Thermo Electron's stock transfer agent, American Stock Transfer & Trust Company, maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates and change of address. For these and similar matters, please direct inquiries to: American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038, (877) 777-0800. You may also send an email to info@amstock.com, or visit the transfer agent's Web site at www.amstock.com.

The annual meeting of shareholders will be held on Tuesday, May 17, 2005, at 2 p.m. at the Inter-Continental The Barclay New York, 111 East 48th Street, New York, New York 10017.

The accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2004, does not contain exhibits. Exhibits have been filed with the Securities and Exchange Commission. Upon request to the Investor Relations Department, the company will furnish, without charge, any such exhibits as well as copies of periodic reports filed with the Securities and Exchange Commission.

The company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, contains the certifications of the chief executive officer and chief financial officer provided to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits 31.1 and 31.2 to the Form 10-K.

The company's chief executive officer submitted an annual certification to the New York Stock Exchange (NYSE) on June 16, 2004, stating that he was not aware of any violation by the company of the NYSE corporate governance listing standards.

This annual report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims its obligation to do so, even if the company's estimates change. A number of factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Forward-looking Statements" in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures (identified as "adjusted"), including adjusted EPS, adjusted operating income and adjusted operating margin (detailed in the accompanying schedules), which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards and the impact of the resolution of significant tax audits. We exclude these items because they are outside of our normal operations and, in certain cases, are difficult to forecast accurately for future periods. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts. The non-GAAP measures presented herein are not meant to be considered superior to or a substitute for our GAAP results.

Consolidated Statement of Income

(In thousands except per share amounts)

	2004		2003		2002	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 2,205,995	$ 2,205,995	$ 1,899,378	$ 1,899,378	$ 1,849,360	$ 1,849,360
Costs and Operating Expenses:						
Cost of revenues (c)	1,191,516	1,188,155	1,019,476	1,019,405	1,000,465	991,993
Selling, general, and administrative expenses	603,627	603,627	510,284	510,284	502,123	502,123
Amortization of acquisition-related intangible assets	22,831	–	9,038	–	7,243	–
Research and development expenses	134,680	134,680	127,996	127,996	131,976	131,976
Restructuring and other costs, net (d)	15,829	–	45,200	–	37,691	–
	1,968,483	1,926,462	1,711,994	1,657,685	1,679,498	1,626,092
Operating Income	237,512	279,533	187,384	241,693	169,862	223,268
Interest and Other Income, Net (e)	21,707	12,093	35,247	6,290	131,500	21,560
Income from Continuing Operations Before Provision for Income Taxes	259,219	291,626	222,631	247,983	301,362	244,828
Provision for Income Taxes (f)	(40,852)	(83,229)	(47,421)	(66,807)	(97,943)	(75,358)
Income from Continuing Operations	218,367	208,397	175,210	181,176	203,419	169,470
Income (Loss) from Discontinued Operations (includes income tax benefit of $36,321, $1,485, and $5,478)	43,018	–	(2,513)	–	(9,059)	–
Gain on Disposal of Discontinued Operations, Net (includes income tax benefit of $36,728 and $21,008 in 2004 and 2002; net of income tax provision of $8,141 in 2003)	100,452	–	27,312	–	115,370	–
Net Income	$ 361,837	$ 208,397	$ 200,009	$ 181,176	$ 309,730	$ 169,470
Earnings per Share from Continuing Operations:						
Basic	$ 1.34		$ 1.08		$ 1.21	
Diluted	$ 1.31		$ 1.05		$ 1.17	
Earnings per Share (g):						
Basic	$ 2.22		$ 1.23		$ 1.84	
Diluted	$ 2.17	$ 1.25	$ 1.20	$ 1.09	$ 1.73	$ .98
Weighted Average Shares:						
Basic	163,133		162,713		168,572	
Diluted (h)	167,641	167,641	170,730	170,730	186,611	182,760

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Prior-year amounts have been adjusted to reflect the treatment of Spectra-Physics as a discontinued operation.

(b) Adjusted results are non-GAAP measures and exclude charges to cost of revenues (note c); amortization of acquisition-related intangible assets; restructuring and other costs/income (note d); certain other income/expense (note e); the tax consequences of these items and other tax benefits (note f); and results of discontinued operations.

(c) Reported results include $3,361,000 and $71,000 in 2004 and 2003, respectively, of charges primarily for the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing equipment being abandoned due to facility consolidations. Reported results in 2002 include charges of $6,041,000 of inventory writedowns for the abandonment of product lines and $2,431,000 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. These items are net of gains on the sale of businesses and product lines. Reported results in 2003 also include a writedown to disposal value of a product line and a business that were sold in October 2003.

(e) Reported results include $9,614,000 and $16,279,000 of gains from the sale of shares of Thoratec Corporation in 2004 and 2003, respectively, and $13,654,000 and $111,432,000 of gains from the sale of shares of FLIR Systems, Inc. in 2003 and 2002, respectively. Reported results also include losses of $976,000 and $1,492,000 in 2003 and 2002, respectively, on the early retirement of debt. These items have been excluded from adjusted results.

(f) Adjusted provision for income taxes excludes $7,695,000 and $6,645,000 of incremental tax benefit in 2004 and 2003, respectively, and $22,585,000 of incremental tax provision in 2002, for the items in (b) through (e); $33,782,000 in 2004 of tax benefits that the company determined were realizable upon completion of tax audits; $900,000 in 2004 of tax benefit resulting from a reorganization of the company's subsidiary structure in Europe; $9,026,000 in 2003 of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards; and $3,715,000 in 2003 of tax benefit from the sale of a business.

(g) Reported earnings per share excludes interest expense on convertible debentures of $1,606,000, $4,830,000, and $13,986,000, net of tax, in 2004, 2003, and 2002, respectively, for the assumed conversion of such convertible debentures. Adjusted earnings per share excludes interest expense on convertible debentures of $1,606,000, $4,830,000, and $10,176,000, net of tax, in 2004, 2003, and 2002, respectively, for the assumed conversion of such convertible debentures.

(h) Adjusted weighted average diluted shares reflect the dilutive effect on the convertible debentures of the adjustments to net income as described in notes (b) through (g).

Segment Data (i)(j)(k)(l)

(In thousands except percentage amounts)

	2004	2003	2002
Life and Laboratory Sciences			
Revenues	$ 1,573,445	$ 1,293,009	$ 1,204,034
GAAP Operating Income	$ 224,393	$ 183,533	$ 172,791
Cost of Revenue Charges (m)	3,177	–	1,251
Restructuring and Other Items (n)	7,054	21,808	18,177
Amortization of Acquisition-related Intangible Assets	19,830	6,592	5,630
Adjusted Operating Income	$ 254,454	$ 211,933	$ 197,849
GAAP Operating Margin	14.3%	14.2%	14.4%
Adjusted Operating Margin	16.2%	16.4%	16.4%
Measurement and Control			
Revenues	$ 632,550	$ 601,104	$ 629,697
GAAP Operating Income	$ 53,376	$ 44,549	$ 45,862
Cost of Revenue Charges (m)	184	71	1,384
Restructuring and Other Items (n)	6,337	10,214	12,226
Amortization of Acquisition-related Intangible Assets	2,998	2,446	1,613
Adjusted Operating Income	$ 62,895	$ 57,280	$ 61,085
GAAP Operating Margin	8.4%	7.4%	7.3%
Adjusted Operating Margin	9.9%	9.5%	9.7%
Other			
Revenues	$ –	$ 5,265	$ 15,629
GAAP Operating Loss	$ (163)	$ (8,429)	$ (14,893
Cost of Revenue Charges (m)	–	–	5,837
Restructuring and Other Items (n)	163	8,051	4,726
Adjusted Operating Loss	$ –	$ (378)	$ (4,330
Consolidated (including Corporate Costs)			
Revenues	$ 2,205,995	$ 1,899,378	$ 1,849,360
GAAP Operating Income	$ 237,512	$ 187,384	$ 169,862
Cost of Revenue Charges (m)	3,361	71	8,472
Restructuring and Other Items (n)	15,829	45,200	37,691
Amortization of Acquisition-related Intangible Assets	22,831	9,038	7,243
Adjusted Operating Income	$ 279,533	$ 241,693	$ 223,268
GAAP Operating Margin	10.8%	9.9%	9.2%
Adjusted Operating Margin	12.7%	12.7%	12.1%

(i) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.
(j) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquistion-related intangible assets.
(k) Segment data for 2003 and 2002 has been revised, consistent with the presentation in 2004, to reflect a realignment of a business among the segments.
(l) Depreciation expense in 2004 was $29,811,000 at Life and Laboratory Sciences, $10,245,000 at Measurement and Control, and $43,310,000 Consolidated. Depreciation expense in 2003 was $23,399,000 at Life and Laboratory Sciences, $10,698,000 at Measurement and Control, and $37,678,000 Consolidated. Depreciation expense in 2002 was $21,795,000 at Life and Laboratory Sciences, $11,065,000 at Measurement and Control, and $36,234,000 Consolidated.
(m) Includes items described in note (c).
(n) Includes items described in note (d).

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(mark one)
[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-8002

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2209186 (I.R.S. Employer Identification No.)
81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts (Address of principal executive offices)	02454-9046 (Zip Code)

Registrant's telephone number, including area code: (781) 622-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
3 1/4% Subordinated Convertible Debentures due 2007	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [X] No [ ]

As of July 2, 2004, the aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $4,881,520,000 (based on the last reported sale of common stock on the New York Stock Exchange Composite Tape reporting system on July 2, 2004).

As of January 28, 2005, the Registrant had 160,828,435 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Sections of Thermo Electron Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders are incorporated by reference into Parts II and III of this report.

THERMO ELECTRON CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

PART I

Item 1. Business

General Development of Business

Thermo Electron Corporation (also referred to in this document as "Thermo Electron," "we," the "company," or the "registrant") is a world-wide provider of analytical instruments that enable customers to make the world a healthier, cleaner, and safer place. We provide analytical instruments, scientific equipment, services, and software solutions for life science, drug discovery, clinical, environmental, and industrial laboratories, as well as for use in a variety of manufacturing processes and in-the-field applications including those associated with safety and homeland security.

In the late 1980s, Thermo Electron adopted a strategy of spinning out certain businesses into separate public subsidiaries in which we kept a majority ownership. By 1997, we had spun out 22 public entities serving many diverse markets. To simplify our structure, we announced in January 2000 a major reorganization that ultimately resulted in taking private all of our public subsidiaries, selling noncore businesses, and spinning off our paper recycling and medical products businesses. As part of the reorganization, we divested of businesses with aggregate annual revenues of over $2 billion. This reorganization was substantially completed in February 2002, when we took private our last publicly traded subsidiary. In July 2004, we sold Spectra-Physics, Inc., our optical technologies segment. The businesses spun off and sold have been accounted for as discontinued operations (see "Business Segments and Products"). The company's continuing operations are comprised solely of its instrument businesses. Except where indicated, the information presented in this report pertains to our continuing operations.

Our current strategy is to drive internal growth by developing for our customers those products, services, and solutions with the highest growth potential. In addition, we plan to augment that growth with strategic acquisitions that expand the reach of our technology and services by either rounding out our product lines or bringing them to new markets. Our strategy for growth also includes expanding our presence in developing geographic markets such as Asia, in particular China, where economic development is contributing to demand for our products. Our strategy is also to continue to improve productivity, enabling us to better serve our customers with improved products, technologies, and complete integrated systems and services.

Thermo Electron is a Delaware corporation and was incorporated in 1956. The company completed its initial public offering in 1967 and was listed on the New York Stock Exchange in 1980.

Forward-looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act), are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the company's estimates change, and readers should not rely on those forward-looking statements as representing the company's views as of any date subsequent to the date of the filing of this report.

A number of important factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Forward-looking Statements" in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Business Segments and Products

We report our business in two principal segments: Life and Laboratory Sciences and Measurement and Control.

Life and Laboratory Sciences

We serve the pharmaceutical, biotechnology, academic, government, and other research and industrial laboratory markets, as well as the clinical laboratory and healthcare industries, through our Life and Laboratory Sciences segment. This segment has four principal product groupings – Bioscience Technologies, Scientific Instruments, Informatics and Services, and Clinical Diagnostics – and provides products and integrated solutions for various scientific challenges that support many facets of life science research. Specifically, our Biosciences Technologies products consist primarily of sample preparation and handling equipment, our Scientific Instruments products include analytical instrumentation that analyzes the prepared samples, our Informatics and Services offerings include software interpretation tools and development support for the data generated by the instruments, and our Clinical Diagnostics products and services are used by healthcare and other laboratories to prepare and analyze patient samples, such as blood.

We sell our products through a variety of distribution channels, which include our direct sales force, distributors, independent sales representatives, independent agents, and catalogs. Generally, our more technically complex instruments and solutions are sold directly by our sales force and less sophisticated products are sold through distributors and catalogs.

Bioscience Technologies products and integrated solutions are used primarily by pharmaceutical companies for drug discovery and development, and by biotechnology companies and universities for life science research to advance the prevention and cure of diseases and enhance the quality of life. Our broad product range includes instrumentation, consumables, and integrated automation systems that improve efficiency and productivity in the laboratory. We provide microplate-based handling, detection, and purification instruments that allow the researcher to optimize protocols while providing quality, reproducible results on a consistent basis. We also provide thermal cyclers for the amplification of nucleic acids by polymerase chain reaction (PCR) or reverse transcriptase-PCR (RT-PCR). In addition, our consumables, microtiter plates, pipettes, and pipette tips provide accuracy and precision for liquid handling in a variety of industrial, academic, government, and clinical laboratories. We also provide robotic arms, stackers, and fully integrated automation systems that are used for purposes ranging from simple storage solutions to high throughput screening, primarily for drug discovery applications.

We also provide a broad range of equipment that is used for the preparation and preservation of chemical and biological samples, primarily for pharmaceutical, academic, clinical, and government customers. Products include incubators that are used in biological experiments to allow growth of cells and organisms in optimal conditions of temperature, carbon dioxide, and humidity as well as cold temperature storage equipment, ranging from laboratory refrigerators to freezers, ultra-low temperature freezers, and cryopreservation storage tanks, which are used primarily for storing samples in a cold environment to protect from degradation. We also offer a range of centrifuges, which are used to separate biological matrices and inorganic materials. Our microcentrifuges are primarily used for the purification of nucleic acids in the molecular biology laboratory, our general use benchtop centrifuges are suitable for processing clinical samples such as blood and urine, and our floor models are used for large volume blood processing or in laboratories with high throughput needs. Our centrifugal vacuum concentrators assist researchers in evaporating organic solvents, acids, and buffers from their samples and have a wide range of applications in preparations of deoxyribonucleic acid (DNA) oligomers and pharmaceutical compounds and our freeze dryers are used to lyophilize drugs, plants or tissues. Our biological safety cabinets enable technicians to handle samples without risk to themselves or their environment and without risk of cross contamination of samples. Equipped with filtered air ventilation, controlled laminar flow, and an ultraviolet source, biological safety cabinets can be used for forensic analysis or bioterrorism research. Other products we provide to the laboratory include circulating water baths and ovens for applications where temperature uniformity and control are critical.

In January 2005, we reached an agreement to purchase the Kendro Laboratories Products division of SPX Corporation for $833.5 million in cash, subject to a post-closing balance sheet adjustment. Kendro designs, manufactures, markets, and services a wide range of laboratory equipment for sample preparation, processing, and storage used primarily in life sciences and drug discovery laboratories as well as clinical laboratories. The acquisition is subject to regulatory approvals and other customary conditions. Kendro's revenues were approximately $375 million in 2004.

Scientific Instruments represent the company's core offering of instrumentation, including mass spectrometry, chromatography, and optical spectroscopy, for laboratory and industrial settings, along with the automation, accessories, consumables, software, spectral reference databases, and services, to provide a complete solution. Mass spectrometry is a technique for analyzing chemical compounds, individually or in complex mixtures, by forming gas phase charged ions that are then analyzed according to mass-to-charge ratios. In addition to molecular information, each discrete chemical compound generates a fragmentation pattern that provides structurally diagnostic information. Chromatography is a technique for separating, identifying, and quantifying individual chemical components of substances based on physical and chemical characteristics specific to each component. Optical spectroscopy is a technique for analyzing individual chemical components of substances based on the absorption or emission of electromagnetic radiation of a specific wavelength of light, for example, visible (light), ultraviolet or infra-red.

In the life sciences market, we offer a line of mass spectrometers including ion traps, quadrupoles, and hybrid mass spectrometers (MS), as well as liquid chromatographs (LCs) and columns, and hybrid multi-instrument combinations of these products as integrated solutions (LC-MS). These systems are tailored to meet the rigorous demands of lab professionals in applications such as drug discovery, life science research, and analytical quantitation.

Ion Traps. The company's ion trap mass spectrometer product line features a four-tier portfolio to support a wide spectrum of analytical requirements. These instruments support applications ranging from compound identification and routine high performance liquid chromatography (HPLC) to sophisticated analysis of low-level components in complex biological matrices.

- Finnigan LTQ FT™ – this hybrid MS system combines our most advanced ion trap and Fourier Transform (FT) Ion Cyclotron Resonance (ICR) technologies into a single instrument with superior analytical power and versatility. The system uniquely combines high resolution, accurate mass determinations, and MSn (mass spectrometry to the nth power) for high-throughput analysis on a single instrument.

- Finnigan LTQ™ – this linear MS system, based on a 2-dimensional (2-D) linear ion trap design and incorporating patented innovative technologies and ease-of-use features, is primarily used for metabolic profiling and proteomics research.

- Finnigan LCQ™ Deca XP MAX – this ion trap mass spectrometer is used primarily for rapid metabolite identification, peptide mapping, and complex mixture analysis. It features our new Ion Max™ source, an improved front-end ion source, which provides ruggedness and full scan sensitivity, making it a valuable tool for analysis of in-vivo and in-vitro samples.

- Finnigan LCQ Advantage MAX – this ion trap mass spectrometer integrates the power of MS/MS with an LC system, boosting analytical power with library searchable MS/MS spectra for reliable compound identification. This instrument delivers high productivity for routine HPLC environments.

Triple Quadrupole MS. The company's TSQ Quantum Series of mass spectrometers represents a highly advanced and powerful line of triple quadrupole mass spectrometers.

- Finnigan TSQ™ Quantum Discovery MAX – this high-performance, ultra compact benchtop MS system incorporates innovative new technology for increased sensitivity, precision, ruggedness, and reliability. It is principally designed for high-productivity environments such as environmental, clinical, and drug discovery laboratories. With the Ion Max source, the Finnigan TSQ Quantum Discovery MAX addresses the need of these laboratories for more rugged and dependable LC/MS/MS to enable around-the-clock productivity.

- Finnigan TSQ Quantum Ultra EMR – this recently introduced MS offers higher resolution and an extended mass range (EMR) of up to 3000 Daltons. This extended mass range capability allows high-resolution analysis of a whole new class of biopolymers including peptides, polysaccharides, and oligonucleotides. The system delivers a complete solution for the proteomics and large molecule research community.

- The Finnigan TSQ Quantum Ultra – this MS is an advanced instrument used primarily for bioanalytical and environmental analysis. It features the Ion Max source with interchangeable electrospray ionization (ESI) and atmospheric pressure chemical ionization (APCI) probes and a wide aperture titanium skimmer for increased robustness and sensitivity.

A significant and growing application for our technology-driving mass spectrometers is proteomics, the study of proteins. Most drugs – about 90 percent – interact with proteins, so multi-instrument systems that can rapidly identify and quantify proteins are of increasing value to pharmaceutical and biotechnology customers. We continue to introduce new systems that address the breadth of primary analytical needs for high-throughput analysis and proteomics research, as well as for other growing life science areas such as:

- Biomarkers – compounds which may be endogenous and signal the early onset of a specific disease.

- ADME/Tox – Absorption, Distribution, Metabolism, Excretion, and Toxicology studies that are conducted for drug discovery in support of human clinical trials.

- Metabalomics – measurement of the real biochemical status, dynamics, interactions, and regulation of whole systems or organisms at a molecular level.

The sensitivity of our Finnigan LTQ ion trap and the power of our Finnigan LTQ FT hybrid MS, particularly with the new vMALDI source, are being used to improve protein detection, and our SEQUEST® (registered trademark of the University of Washington) software provides higher sensitivity and accuracy for protein identification.

Liquid Chromatography. Our HPLC systems, such as the Finnigan Surveyor Plus and Finnigan SpectraSYSTEM, offer high throughput and sensitivity. They are sold as stand-alone instrumentation (HPLC) or as integrated systems with our mass spectrometers (LC-MS). These products utilize our comprehensive line of HPLC columns, including HYPERSIL™ Gold, HyPurity™, and Aquasil columns.

Beyond the life sciences market, our chemical analysis instrumentation uses various separation and optical spectroscopy techniques to determine the elemental and molecular composition of a wide range of complex liquids and solids. We manufacture and market a range of spectroscopy instruments using gas chromatography (GC), GC mass spectrometry (GC-MS), combustion analysis, atomic absorption (AA), inductively coupled plasma-mass spectrometer (ICP-MS), Fourier transform infrared (FT-IR), near-infrared (NIR), Optical Emission (OE), Raman, ultraviolet/visible (UV-Vis), fluorescence, X-ray diffractometry (XRD), X-ray fluorescence (XRF), and infrared and X-ray microspectroscopy. We also develop state-of-the-art advanced instrumentation, including magnetic sector MS, auger, and X-ray photoelectron spectroscopy systems. Customers include environmental, pharmaceutical, polymer, petrochemical, food, semiconductor, energy, coatings, geological, steel, and basic material producers, who frequently use these instruments for quality assurance and quality control applications, primarily in a laboratory.

Informatics and Services offerings include laboratory information management systems (LIMS), chromatography data systems, database analytical tools, and instrument integration solutions for customers in regulated and nonregulated industries such as pharmaceuticals, biotechnology, petrochemicals, chemicals, and food and beverage. We also provide desktop spectroscopy software for data processing, data management, 3-D data viewing, spectral reference databases, and chemometrics. Each of these software systems is critical to regulatory compliance because they facilitate the monitoring and analysis of samples by storing and organizing the massive amounts of analytical data gathered in laboratories, industrial settings, and clinical-testing sites. To support our global installations, we provide implementation, validation, training, maintenance, and support from our large globally-based informatics services network.

We expanded our LIMS offerings in September 2004 with the acquisition of InnaPhase Corporation, a supplier of application-oriented LIMS software solutions for the pharmaceutical and biotechnology markets.

Our expanded portfolio includes SampleManager, an enterprise LIMS used in laboratories at leading companies in the pharmaceutical, oil and gas, environmental, chemical, and food and beverage industries; Watson™, an industry-leading LIMS for pharmaceutical bioanalytical laboratories; Galileo™ LIMS, designated specifically for ADME and in-vitro testing in early drug discovery and development; and Nautilus LIMS, used by leading biotechnology laboratories because of its application-specific functionality and configurability. In addition, we market the Atlas chromatography data system, a multi-industry enterprise-class system that is tightly integrated with our LIMS solutions for greater accuracy and consistent reporting of shared data. Our Enterprise Pharmacology (EP) Series™ and Kinetica™ database analytical tools are used in pharmacokinetics and pharmacodynamics and our GRAMS/AI is a comprehensive desk-top spectroscopy data processing and management solution.

Our software portfolio also includes Retriever™, a reporting and data-mining application for accessing and sharing information from our suite of LIMS products, and Migration Agent, a professional services-driven process that includes software tools for data migration to facilitate a successful transition to a new or upgraded LIMS solution.

We also provide a global services network of experienced consultants that provide a broad range of services focused on the successful implementation of our customers' projects. These services include project planning, management of user workshops, defining business requirements, milestone delivery, systems integration, workflow modeling, and validation consultancy.

Furthering our strategy to become the most comprehensive service provider to scientific laboratories, we acquired Laboratory Management Systems, Inc. (LMSi) in November 2003 and US Counseling Services, Inc. (USCS) in April 2004. LMSi provides multi-vendor laboratory instrument services, including instrument qualifications and computer systems validation, regulatory compliance, metrology, and certification as well as a range of consulting services to the pharmaceutical and related industries. USCS is a leader in equipment asset management services in the pharmaceutical and healthcare industries with solutions that deliver instrument and equipment maintenance management, physical inventory tracking, and enterprise-wide maintenance reporting to help customers improve the performance of their laboratory facilities.

Clinical Diagnostics products and services are used by healthcare laboratories in doctors' offices and hospitals to prepare and analyze patient samples, such as blood, urine, body fluids or tissue sections, to detect and diagnose diseases, such as cancer.

Our clinical chemistry offerings include clinical chemistry analyzers and reagents to analyze and measure routine blood and urine chemistry, such as glucose and cholesterol; and advanced testing for specific proteins, therapeutic drug monitoring, and drugs of abuse. We also provide pre- and post-analytical automation for preparation of blood and urine specimens before and after analysis.

Our anatomical pathology products consist of cytocentrifuges for cell preparation of body fluids; tissue processors for preparation of tissue samples; microtomes for sectioning of processed tissues, and slide stainers to highlight abnormal cells for microscopic examination and diagnosis. We also supply a complete line of ventilated workstations, dissecting tables, autopsy sinks, and cadaver storage for forensic investigation and morgue facilities.

Our rapid diagnostics products utilize our patented OIA® (Optical ImmunoAssay) technology to provide highly sensitive and specific diagnostic test results in minutes. They are widely used in physicians' offices, hospitals, and reference laboratories to test for respiratory, gastrointestinal, and sexually transmitted infectious diseases. Our products include tests for Group A and B Streptococcus; Influenza A and B; Chlamydia; Gonorrhea; Respiratory Syncytial Virus (RSV), the most common cause of lower respiratory tract infections in children worldwide; and Clostridium difficile toxin A.

Measurement and Control

Our Measurement and Control segment serves industrial markets and governmental agencies by providing products and services for process control and optimization, and for environmental monitoring, safety, and security. Our products enable customers to increase quality, improve productivity, ensure worker safety, and improve environmental protection and regulatory compliance. In addition, we offer a comprehensive range of fixed and portable chemical-, radiation-, and explosives-detection instruments to help ensure the safety of public places and people. This segment has two principal product groupings, Process Instruments and Environmental Instruments.

We sell our products through a variety of distribution channels, which include our direct sales force, distributors, independent sales representatives, independent agents, and catalogs to end-users and original equipment manufacturers. Generally, our more technically complex instruments and solutions are sold directly by our sales force and less sophisticated products are sold through distributors and catalogs.

Process Instruments include online instrumentation products, solutions, and services that provide regulatory inspection, quality control, package integrity, process measurements, precise temperature control, physical, elemental and compositional analysis, surface and thickness measurements, remote communications, and flow and blend optimization. We serve a variety of industries, such as oil and gas, petrochemical, pharmaceutical, food and beverage, consumer products, power-generation, metal, cement, minerals and mining, semiconductor, polymer, coatings and adhesives manufacturers, water and wastewater treatment facilities, and pulp and paper manufacturers. Our Process Instruments include four principal product lines: control technologies, materials and minerals, process systems, and weighing and inspection.

Through our control technologies product line we are a leading manufacturer of precision temperature control, material characterization, compliance test systems, and high vacuum components for the global industrial and laboratory markets. The temperature-control product line includes the NESLAB™ and HAAKE™ lines of heated/refrigerated circulating baths, immersion coolers, and re-circulating chillers. Customers use these products to control highly critical manufacturing processes, such as semiconductor manufacturing operations or pharmaceutical-grade extrusion lines. We provide material characterization instruments that help our customers analyze materials for viscosity, surface tension, and thermal properties. For instance, our highly flexible Haake-MARS™ and Haake-POLYLAB™ products lead the market in accuracy and flexibility for measuring a wide range of rheological properties in the lab and in process applications. Our compliance-test systems and simulators ensure that electronic components and systems meet international and industry standards for electromagnetic compatibility and electrostatic discharge. We also manufacture components, assemblies, and systems used to produce high- and ultra-high vacuum operations in industrial, educational, and R&D applications. These products range from small gaskets to walk-in chambers.

Our materials and minerals products include online bulk material analysis systems, such as the CBX™ and CQM™ products, and use proprietary, ultrahigh-speed, non-invasive measurement technologies that use neutron activation and measurement of gamma rays to analyze, in real time, the physical and chemical properties of streams of raw materials. These products are used in the coal, cement, minerals, and other bulk material handling applications to analyze entire streams of material and eliminate the need for off-line sampling, which can add production time, waste, and cost. Our analyzer products coupled with material-handling products help our customers optimally blend raw feed streams to control sulfur and ash in coal-fired power plants. We also provide systems, such as the Radiometrie™ line of products, to measure the total thickness, basis weight, and coating thickness of flat-sheet materials, such as metal strip, plastics, foil, rubber, glass, paper, and other web-type products. These gauging products use ionizing and non-ionizing technologies to perform high-speed, real-time, non-invasive measurement.

Our process systems help oil and gas, refining, petrochemical, electric-utility, and other manufacturers optimize their processes. Our instruments provide sophisticated measurement and sensor systems to improve efficiency, provide process and quality control, maintain regulatory compliance, and increase worker safety. For instance, our gas flow computers support custody transfer applications in the production and transmission of natural gas; our KRIL™ level and interface detection products are used in extremely harsh coker applications for petroleum refining; and our VG Prima™ line of process mass spectrometers help our customers detect minute constituents in process gases. These systems provide real-time direct and remote data collection, analysis, and local control functions using a variety of technologies, including radiation, radar, ultrasonic, and vibration measurement principles, gas chromatography, and mass spectrometry. As another example, our SOLA™ line of products, based on pulsed UV fluorescence technology, is the leading online sulfur analyzer used by refiners to bring clean fuels to consumers.

Our weighing and inspection products serve the food and beverage, pharmaceutical packaging, and bulk material handling industries. For the food and beverage and pharmaceutical markets, we provide solutions to help our customers attain safety and quality standards. Our products are based on a variety of technologies, such as X-ray imaging and ultratrace chemical detection, to inspect packaged goods for physical contaminants, validate fill quantities, or check for missing or broken parts. For example, our DSP™ line of metal detectors uses non-invasive, high-speed, flux technology to inspect packaged products; our AC line of checkweighers is used to weigh packages on high-speed packaging lines; our InScan™ line uses X-ray imaging to enable our customers to inspect canned or bottled beverages at very high speed; and the PureAqua™ line provides online-sniffing technology to inspect recycled bottles for traces of contaminants before refilling. We also provide bulk material handling products such as belt-scales, flow meters, safety switches, and contamination detectors to enable solids-flow-monitoring, level measurements, personnel safety, spillage prevention, and contamination detection for a wide variety of processing applications in the food, minerals, coal, cement, and other bulk solids handling markets.

Environmental Instruments include portable and fixed instrumentation used to help our customers protect people and the environment, with particular focus on environmental compliance, product quality, worker safety, process efficiency, and security. Key end markets include fossil fuel and nuclear-powered electric generation facilities, federal and state agencies such as the Environmental Protection Agency (EPA) and first responders such as the New York Police Department, national laboratories such as Los Alamos, general commercial and academic laboratories, transportation security for sites such as ports and airports, and other industrial markets such as pulp and paper and petrochemical. Our instrumentation is used in four primary applications: air quality monitoring and gas detection, water quality and aqueous solutions analysis, radiation measurement and protection, and explosives detection.

We are a leader in air quality instruments for ambient air and continuous emissions monitoring. Primary markets and customers include environmental regulatory agencies, emissions generating industries such as power generation and pulp and paper, first responders, and industrial customers with Occupational Safety and Health Administration-related gas detection requirements. Our instruments utilize a variety of leading analytical techniques, such as chemiluminescence, which uses the light emission from chemical reactions to detect gases at the parts per trillion level to detect common air pollutants such as nitrogen dioxide. The iSeries™ family of analyzers uses various optical detection technologies to monitor parts per billion levels of regulated pollutants, such as ground level ozone and sulfur dioxide. Further, state and federal environmental agencies, as well as environmental compliance officers at facilities that generate emissions into the air, use our stack gas monitoring systems to ensure that governmentally mandated standards are being met. Our industrial hygiene products measure combustible gases such as carbon monoxide, toxic gases such as hydrogen sulfide, and hazardous chemicals such as benzene. The instruments range from hand-held monitors that are used at hazardous waste sites for remediation activities, to general-purpose portable products for personnel exposure monitoring, to sophisticated fixed systems in industrial facilities for early warning of unsafe combustible and toxic gas concentrations. In addition to these core applications, our product portfolio includes particulate monitoring instruments and leak detection monitors.

Our water analysis business is recognized as an industry leader for high quality meters, electrodes, and solutions for the measurement of pH, ions, conductivity, and dissolved oxygen. Marketed under the Orion™ product name, our products are sold across a broad range of industries for a variety of laboratory, field, and process applications. Based on electrochemical sensing technology, these products are used wherever the quality of water and water-based products is critical. Primary applications include quality assurance, environmental testing, and regulatory compliance in end markets such as general laboratories, life science, water and wastewater, food and beverage, chemical, pharmaceutical, and power-generation.

Our radiation measurement and protection instruments are used to monitor, detect, and identify specific forms of radiation in nuclear power, environmental, industrial, medical, and security applications. For example, power-generation facilities distribute our Mark II™ electronic pocket-calculator sized personal dosimeters to employees who work in areas that may expose them to radiation to capture the legal dose of record to which they are daily exposed. In addition, our customers use contamination monitors, such as our PCM2™, in at-risk locations around their facilities to monitor radiation. A variety of our detectors, such as the Surveyor 2000™, are used to monitor radiation levels and dosage using gross gamma detection methods. Using these methods, which can both measure and identify the source of radiation, our product portfolio includes hand-held survey meters and vehicle and pedestrian portals used in steel mills to stop a radiation source from entering a steel recycling process as well as at border crossings to stop illicit transport of radioactive material. Environmental and contamination monitors are used by nuclear power plants to ensure worker safety.

Our security instruments and systems include a comprehensive range of internally developed stationary and portable instruments used for chemical, radiation, and trace explosives detection. These instruments are based upon analytical technologies used in our core markets that we have refined for the specific needs of the security market, including key customers like the Department of Homeland Security, the Department of Defense, the Department of Energy, and first responders. Our instruments are used for the detection and prevention of terrorist acts at airports, embassies, cargo facilities, border crossings, and other high-threat facilities, as well as at major events such as the Olympics. For example, the EGIS™ System is designed to identify explosives so that they can be intercepted before being taken to their intended destination, whether it is an airplane, building, or other target. EGIS is currently being used to screen checked and carry-on baggage, packages, and personnel at airports, buildings, military bases, and embassies. EGIS utilizes separation and detection technologies identical to those used in advanced forensic laboratories worldwide: gas chromatography combined with chemiluminescent detection. The Transportation Security Administration (TSA) has approved the EGIS System as in accordance with TSA's trace explosive detection standards, and has placed these technologies on its Qualified Vendor List for trace explosive detection systems. EGIS and our other instruments are also used by first responders, hazardous material teams, and forensics labs in response to a terrorist event.

For financial information about segments, including domestic and international operations and export sales, see Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Discontinued Operations

In July 2004, we sold Spectra-Physics, which constituted our optical technologies segment, to Newport Corporation. Spectra-Physics manufactures and distributes high-powered semiconductor and solid-state lasers for industrial, scientific, electronics, and biomedical markets. The business also manufactures and distributes optical and optoelectronic components and systems that make, move, manipulate, and measure light. This business has been reflected as a discontinued operation in the accompanying financial statements. As part of the consideration for the sale of Spectra-Physics, the company obtained a note receivable from Newport and shares of Newport common stock (Note 16).

New Products and Research and Development

Our business includes the development and introduction of new products and may include entry into new business segments. We are not currently committed to any new products that require the investment of a material amount of our funds, nor do we have any definitive plans to enter new businesses that would require such an investment.

During 2004, 2003, and 2002, we spent $134.7 million, $128.0 million, and $132.0 million, respectively, on research and development.

Raw Materials

Our management team believes that we have a readily available supply of raw materials for all of our significant products from various sources. We do not anticipate any difficulties obtaining the raw materials essential to our business.

Patents, Licenses, and Trademarks

Patents are important in both segments of our business. No particular patent, or related group of patents, is so important, however, that its loss would significantly affect our operations as a whole. Where appropriate, we seek patent protection for inventions and developments made by our personnel and incorporated into our products or otherwise falling within our fields of interest. Patent rights resulting from work sponsored by outside parties do not always accrue exclusively to the company and may be limited by agreements or contracts.

We protect some of our technology as trade secrets and, where appropriate, we use trademarks or register trademarks used in connection with products. We also enter into license agreements with others to grant and/or receive rights to patents and know-how.

Seasonal Influences

Revenues in the fourth calendar quarter are historically stronger than in the other quarters due to capital spending patterns of industrial, pharmaceutical, and government customers.

Working Capital Requirements

There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on our working capital.

Dependency on a Single Customer

There is no single customer the loss of which would have a material adverse effect on our business. No customer accounted for more than 10% of our total revenues in any of the past three years.

Backlog

Our backlog in continuing operations of firm orders at year-end 2004 and 2003 was as follows:

	2004	2003
	(In thousands)	
Life and Laboratory Sciences	$ 339,662	$ 261,033
Measurement and Control	127,329	108,603
	$ 466,991	$ 369,636

We believe that virtually all of our backlog at the end of 2004 will be filled during 2005. The increase in backlog in 2004 is due to acquisitions and, to a lesser extent, currency translation and increased demand.

Government Contracts

Although the company transacts business with various government agencies, no government contract is of such magnitude that a renegotiation of profits or termination of the contract at the election of the government agency would have a material adverse effect on the company's financial results.

Competition

General

The company encounters aggressive and able competition in virtually all of the markets we serve. Because of the diversity of our products and services, we face many different types of competitors and competition. Our competitors range from large organizations that produce a comprehensive array of products and services for a variety of markets to small organizations producing a limited number of products and services for specialized markets. In general, competitive climates in the markets we serve are characterized by changing technology and customer demands that require continuing research and development. Our success in these markets primarily depends on five factors:

- technical performance and advances in technology that result in new products and improved price/performance ratios;
- our reputation among customers as a quality provider of products and services;
- customer service and support;
- active research and application-development programs; and
- relative prices of our products and services.

Life and Laboratory Sciences

Bioscience Technologies. In the markets for these products, our principal competitors include Eppendorf AG; Gilson, Inc.; Tecan Group Ltd.; PerkinElmer, Inc.; Molecular Devices Corp.; Kendro Laboratory Products (a division of SPX Corporation); Sanyo Electric Biomedical Co. (a subsidiary of Sanyo Electric Co.); New Brunswick Scientific Co., Inc.; Nuaire, Inc.; Beckman Coulter, Inc.; Fisher Scientific International Inc.; The Baker Company; and Sheldon Mfg. Inc.

Scientific Instruments. In the markets for these products, our principal competitors include Applied Biosystems Inc.; Agilent Technologies Inc.; Waters Corporation; Shimadzu Corporation; PerkinElmer; Bruker Biosciences Corporation; Hitachi, Ltd.; and Varian Inc.

Informatics and Services. In the markets for these offerings, our principal competitors include PerkinElmer; Applied Biosystems; Agilent; LabWare, Inc.; and GE Medical Systems (a General Electric Company going to market as GE Healthcare).

Clinical Diagnostics. In the markets for these products, our principal competitors include Leica Microsystems; Sakura Finetechnical Co., Ltd.; Becton, Dickinson and Company; Quidel Corporation; Apogent Technologies Inc. (a subsidiary of Fisher Scientific International Inc.); and Roche Diagnostics (a division of F. Hoffmann-La Roche A.G.).

Measurement and Control

Process Instruments. In the markets for these products, our principal competitors include Mettler-Toledo International Inc.; Yokogawa Electric Corporation; Fisher-Rosemount (a division of Emerson Electric Co.); ABB Ltd.; Endress & Hauser Holding AG; Integrated Measurement Systems, Inc.; Antek Instruments, Inc.; SMC Corporation; Lytron Inc.; Julabo USA, Inc.; TA Instruments Inc.; Gottfert Inc.; C.W. Brabender Instruments, Inc.; and MDC Technology (a division of Emerson Electric Co.).

Environmental Instruments. In the markets for these products, our principal competitors include Mettler-Toledo; Horiba Instruments Inc.; Fisher-Rosemount; Danaher Corporation; Teledyne Advanced Pollution Instrumentation, Inc.; RAE Systems Inc.; Canberra Industries, Inc.; MGP Instruments, Inc.; GE Interlogix Inc. (a subsidiary of General Electric Company); and Smiths Group PLC.

Environmental Protection Regulations

Complying with federal, state, and local environmental protection regulations should not significantly affect our capital spending, earnings, or competitive position.

Number of Employees

As of December 31, 2004, we had approximately 9,900 employees.

Financial Information About Geographic Areas

Financial information about geographic areas is summarized in Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Available Information

The company files annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (SEC) under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a Web site that contains reports, proxy and information statements, and other information that issuers, including the company, file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge on or through our own Web site at www.thermo.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, paper copies of these documents may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office located at 81 Wyman Street, Waltham, Massachusetts 02451.

Executive Officers of the Registrant

Name	Age	Present Title (Fiscal Year First Became Executive Officer)
Marijn E. Dekkers	47	President and Chief Executive Officer (2000)
Marc N. Casper	36	Senior Vice President (2001)
Guy Broadbent	41	Vice President; President, Bioscience Technologies (2001)
Seth H. Hoogasian	50	Vice President, General Counsel, and Secretary (2001)
Stephen G. Sheehan	49	Vice President, Human Resources (2003)
Peter M. Wilver	45	Vice President and Chief Financial Officer (2003)
Peter E. Hornstra	45	Corporate Controller and Chief Accounting Officer (2001)

Mr. Dekkers was appointed Chief Executive Officer in November 2002 and President in July 2000. He was Chief Operating Officer from July 2000 to November 2002. From June 1999 to June 2000, Mr. Dekkers served as president of Honeywell International's electronic materials division.

Mr. Casper was appointed Senior Vice President of Thermo Electron in December 2003. He was President, Life and Laboratory Sciences from December 2001 to March 2005. He was Vice President of Thermo Electron from December 2001 to December 2003. From July 2000 to July 2001, Mr. Casper was president and chief executive officer of Kendro Laboratory Products, a life sciences company that provides sample-preparation and processing equipment. From May 1999 to June 2000, Mr. Casper was president for the Americas at Dade Behring Inc., a manufacturer of clinical-diagnosis products.

Mr. Broadbent was appointed President, Bioscience Technologies in November 2004 and Vice President of Thermo Electron in January 2001. He was President, Spectra-Physics Division from December 2003 to July 2004 and was President, Optical Technologies from October 2000 to December 2003. From May 2000 to October 2000, Mr. Broadbent was vice president and general manager of the amorphous metals division of Honeywell International, and from November 1998 to April 2000, he was business director for Honeywell International's specialty fluorine division.

Mr. Hoogasian was appointed Secretary in 2001, Vice President in 1996, and General Counsel in 1992.

Mr. Sheehan was appointed Vice President, Human Resources in August 2001. From 1997 to July 2001, Mr. Sheehan served as vice president of human resources for Merck Research Labs, the research unit of Merck & Co., Inc., a pharmaceutical company.

Mr. Wilver was appointed Vice President and Chief Financial Officer in October 2004. He was Vice President, Financial Operations from October 2000 to October 2004. From February 2000 to September 2000, Mr. Wilver was vice president and chief financial officer of Honeywell International's electronic materials division, and from May 1998 to January 2000, he was finance director of its aerospace aftermarket services business.

Mr. Hornstra was appointed Chief Accounting Officer in January 2001 and Corporate Controller in 1996.

Item 2. Properties

The location and general character of our principal properties by segment as of December 31, 2004, are as follows:

Life and Laboratory Sciences

We own approximately 1,495,000 square feet of office, engineering, laboratory, and production space, principally in Ohio, Wisconsin, California, Virginia, Texas, and Pennsylvania within the U.S., and in Germany, Italy, France, and Switzerland. We lease approximately 1,857,000 square feet of office, engineering, laboratory, and production space, principally in Massachusetts and Colorado within the U.S., and in Finland, France, England, China, Denmark, and Japan, under various leases that expire between 2005 and 2022.

Measurement and Control

We own approximately 700,000 square feet of office, engineering, laboratory, and production space, principally in New Hampshire, Minnesota, and New Mexico within the U.S., and in Germany and England. We lease approximately 800,000 square feet of office, engineering, laboratory, and production space, principally in Massachusetts and Texas within the U.S., and in England, under various leases that expire between 2005 and 2013.

Corporate Headquarters

We own approximately 81,000 square feet of office space in Massachusetts.

We believe that all of the facilities that we are currently utilizing are in good condition and are suitable and adequate to meet our current needs. If we are unable to renew any of the leases that are due to expire in the next year or two, we believe that suitable replacement properties are available on commercially reasonable terms.

Item 3. Legal Proceedings

On September 3, 2004, Applera Corporation, MDS Inc., and Applied Biosystems/MDS Scientific Instruments filed a complaint in U.S. District Court for the District of Delaware, Civil Action No. 04-1230-GMS, alleging that the company's mass spectrometer systems infringe U.S. patent number 4,963,736 entitled "Mass Spectrometer and Method and Improved Ion Transmission." The plaintiffs seek damages, including treble damages for alleged willful infringement, attorneys' fees, prejudgment interest, and injunctive relief. The company intends to vigorously defend itself in this matter. An unfavorable outcome could have a material adverse impact on the company's financial position, results of operations, and cash flows. On December 8, 2004 and February 23, 2005, the company asserted in two lawsuits in the same Delaware court, that the plaintiffs infringe two patents of the company. The lawsuits brought by the company seek relief similar to that being sought by the plaintiffs.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, whether through the solicitation of proxies or otherwise, during our 2004 fourth fiscal quarter.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol TMO. The following table sets forth the high and low sale prices of the company's common stock for 2004 and 2003, as reported in the consolidated transaction reporting system.

	2004		2003	
	High	Low	High	Low
First Quarter	$29.33	$25.03	$20.38	$17.02
Second Quarter	31.00	27.81	22.36	17.57
Third Quarter	29.45	24.21	23.33	21.00
Fourth Quarter	30.88	26.20	25.37	21.40

Holders of Common Stock

As of January 28, 2005, the company had 9,481 holders of record of its common stock. This does not include holdings in street or nominee names.

Dividend Policy

The company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future. Payment of dividends will rest within the discretion of the company's Board of Directors and will depend upon, among other factors, the company's earnings, capital requirements, and financial condition.

Issuer Purchases of Equity Securities

The company did not repurchase any of its debt or equity securities during the fourth quarter of 2004. As of December 31, 2004, the authorization by the company's Board of Directors to repurchase company securities had been substantially expended.

Item 6. Selected Financial Data

	2004 (a)	2003 (b)	2002 (c)	2001 (d)	2000 (e)
	(In millions except per share amounts)				
Statement of Operations Data					
Revenues	$2,206.0	$1,899.4	$1,849.4	$1,916.2	$2,033.8
Operating Income	237.5	187.4	169.9	82.4	253.6
Income from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	218.4	175.2	203.4	76.0	54.4
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	361.8	200.0	309.7	0.2	(23.2)
Net Income (Loss)	361.8	200.0	309.7	(0.8)	(36.1)
Earnings per Share from Continuing Operations Before Cumulative Effect of Change in Accounting Principle:					
Basic	1.34	1.08	1.21	.42	.32
Diluted	1.31	1.05	1.17	.41	.31
Earnings (Loss) per Share:					
Basic	2.22	1.23	1.84	–	(.22)
Diluted	2.17	1.20	1.73	–	(.22)
Balance Sheet Data					
Working Capital	$ 890.9	$ 710.5	$ 667.8	$ 823.2	$1,737.0
Total Assets	3,576.7	3,389.3	3,651.5	3,825.1	4,863.0
Long-term Obligations	226.1	229.5	451.3	727.5	1,521.0
Minority Interest	–	–	–	0.1	0.1
Shareholders' Equity	2,665.6	2,381.7	2,030.3	1,908.1	2,534.0

Through 2002, the company had a fiscal year end ending the Saturday nearest December 31. In 2003, the company changed its year end to December 31. The consolidated financial statements for fiscal years 2000 and 2001 were audited by Arthur Andersen LLP, which has ceased operations. The results of Spectra-Physics have been reclassified to discontinued operations for all years presented.

(a) Reflects a $19.2 million pre-tax charge for restructuring and other costs; $9.6 million of pre-tax gains from the sale of shares of Thoratec Corporation; $33.8 million of tax benefits recorded on completion of tax audits; after-tax income of $143.5 million related to the company's discontinued operations; and the repurchase of $231.5 million of the company's common stock.

(b) Reflects a $45.3 million pre-tax charge for restructuring and other costs; $16.3 million of pre-tax gains from the sale of shares of Thoratec; $13.7 million of pre-tax gains from the sale of shares of FLIR Systems, Inc.; after-tax income of $24.8 million related to the company's discontinued operations; and the repurchase and redemption of $356.9 million of the company's debt and equity securities.

(c) Reflects a $46.2 million pre-tax charge for restructuring and other costs; $111.4 million of pre-tax gains from the sale of shares of FLIR; after-tax income of $106.3 million related to the company's discontinued operations; the repurchase and redemption of $924.9 million of the company's debt and equity securities; and the reclassification of the company's $71.9 million principal amount 4 3/8% subordinated convertible debentures from long-term obligations to current liabilities as a result of the company's decision to redeem them in April 2003. Also reflects the adoption of SFAS No. 142, under which amortization of goodwill ceased.

(d) Reflects a $107.4 million pre-tax charge for restructuring and other costs; $35.1 million of pre-tax gains from the sale of shares of FLIR; an after-tax loss of $75.8 million related to the company's discontinued operations; a $1.0

million after-tax charge reflecting the cumulative effect of a change in accounting principle for the adoption of SFAS No. 133; and the reclassification of $468.1 million of subordinated convertible debentures from long-term obligations to current liabilities as a result of the company's decision to redeem them in March 2002. Also reflects the spinoff of the company's Kadant and Viasys Healthcare subsidiaries and the repurchase of $511.4 million of the company's debt and equity securities.

(e) Reflects $5.7 million of pre-tax restructuring and other income, net; an after-tax loss of $77.6 million related to the company's discontinued operations; the issuance of company common stock valued at $448.7 million to acquire the minority interest of certain subsidiaries; and a $12.9 million after-tax charge reflecting the cumulative effect of a change in accounting principle for the adoption of SAB No. 101.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations to Notes to Consolidated Financial Statements, which begin on page F-1 of this report.

Overview of Results of Operations and Liquidity

The company develops and manufactures a broad range of products that are sold worldwide. The company expands the product lines and services it offers by developing and commercializing its own core technologies and by making strategic acquisitions of complementary businesses. During 2000 and 2001, the company carried out the principal aspects of a major reorganization plan under which it sold or spun off many noncore businesses. In 2004, the company sold Spectra-Physics, its optical technologies segment. As a result of these actions, the company's continuing operations are comprised solely of its instrument businesses. The businesses that have been spun off and sold have been presented as discontinued operations in the accompanying financial statements. The company's continuing operations fall into two principal business segments: Life and Laboratory Sciences and Measurement and Control.

Revenues	2004		2003	
	(Dollars in thousands)			
Life and Laboratory Sciences	$1,573,445	71.3%	$1,293,009	68.1%
Measurement and Control	632,550	28.7%	601,104	31.6%
Other	–	–	5,265	0.3%
	$2,205,995	100%	$1,899,378	100%

The company's revenues grew by 16% during 2004. The strengthening of non-U.S. currencies relative to the dollar caused an increase in reported revenues as did acquisitions, net of divestitures. In addition to the change in revenues caused by currency translation and acquisitions, net of divestitures, which are discussed below, sales increased 4% in 2004, primarily due to increased demand. The higher demand resulted primarily from a recovery in the U.S. and Asian economies that has positively affected capital spending across many markets addressed by the company together with growth from new product introductions.

The company's strategy is to augment internal growth at existing businesses with complementary acquisitions such as those completed in 2004 and 2003. The principal acquisitions included InnaPhase Corporation, a supplier of laboratory information management systems for the pharmaceutical and biotechnology markets, which was acquired in September 2004; US Counseling Services, Inc. (USCS), a supplier of equipment asset management services to the pharmaceutical, healthcare, and related industries, which was acquired in April 2004; Jouan SA, a global supplier of products used to prepare and preserve laboratory samples, which was acquired in December 2003; Laboratory Management Systems, Inc. (LMSi), a supplier of regulatory instrument and consulting services to the pharmaceutical and related industries, which was acquired in November 2003; and the personal radiation-detection instruments product line from Siemens plc, which was acquired in October 2003.

In 2004, the company's operating income and operating income margin improved to $237.5 million and 10.8%, respectively, from $187.4 million and 9.9%, respectively, in 2003. (Operating income margin is operating income divided by revenues.) The improvement resulted primarily from lower restructuring costs, net, in 2004 and a lower cost base following restructuring actions in 2003 and, to a lesser extent, higher revenues, offset in part by $13.8 million of higher amortization expense associated with acquisition-related intangible assets. Restructuring and other costs, net, (including charges to cost of revenues associated with the sale of inventories revalued at the date of acquisition and facility consolidations) reduced operating income by $19.2 million and $45.3 million in 2004 and 2003, respectively.

The company's effective tax rate was 15.8% and 21.3% in 2004 and 2003, respectively. The effective tax rate in 2004 includes a benefit of $33.8 million associated with the settlement of tax audits. The effective tax rate in 2003 includes a tax benefit from the reversal of a valuation allowance for tax credit carryforwards of $9.0 million and a tax benefit of $3.7 million from the sale of a business. The company expects its effective tax rate in 2005 for its existing business will be approximately 29%.

Income from continuing operations increased to $218.4 million in 2004, from $175.2 million in 2003, primarily due to the higher operating income discussed above, offset in part by lower gains from the sale of investments.

During 2004, the company's cash flow from operations totaled $264.5 million, compared with $214.7 million in 2003. The increase resulted primarily from higher income offset in part by increased investment in working capital in 2004.

As of December 31, 2004, the company's outstanding debt totaled $241.1 million, of which 93% is due in 2007 and thereafter. The company expects to borrow up to $600 million in 2005 through a 364-day bridge financing commitment obtained in connection with the January 2005 agreement to acquire Kendro Laboratory Products for $833.5 million, subject to a post-closing adjustment. The commitment is subject to customary conditions for financings of this type. The company expects that its existing cash and short-term investments of $512.3 million as of December 31, 2004, and the company's future cash flow from operations together with available unsecured borrowings of up to $250 million under its existing 5-year revolving credit agreement and commitment for funds to acquire Kendro, are sufficient to meet its capital requirements for the foreseeable future, including at least the next 24 months.

Critical Accounting Policies

The company's discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On an on-going basis, the company evaluates its estimates, including those related to equity investments, bad debts, inventories, intangible assets, warranty obligations, income taxes, pension costs, contingencies and litigation, restructuring, and sale of businesses. The company bases its estimates on historical experience, current market and economic conditions, and other assumptions that management believes are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following represent its critical accounting policies and estimates used in the preparation of its financial statements:

(a) The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. Such allowances totaled $22.8 million at December 31, 2004. The company estimates the amount of customer receivables that are uncollectible based on the age of the receivable, the creditworthiness of the customer, and any other information that is relevant to the judgment. If the financial condition of the company's customers were to deteriorate, reducing their ability to make payments, additional allowances would be required.

(b) The company writes down its inventories for estimated obsolescence for differences between the cost and estimated net realizable value taking into consideration usage in the preceding 12 months, expected demand, and any other information that is relevant to the judgment. If ultimate usage or demand vary significantly from expected usage or demand, additional writedowns may be required.

(c) The company periodically evaluates goodwill for impairment using forecasts of discounted future cash flows. Goodwill totaled $1.51 billion at December 31, 2004. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels, and other factors. Different assumptions from those made in the company's analysis could materially affect projected cash flows and the company's evaluation of goodwill for impairment. Should the fair value of the company's goodwill decline because of reduced operating performance, market declines, or other indicators of impairment, charges for impairment of goodwill may be necessary.

(d) The company estimates the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Actual cash flows arising from a particular intangible asset could vary from projected cash flows which could imply different carrying values and annual amortization expense from those established at the dates of acquisition.

(e) The company reviews other long-lived assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Other long-lived assets totaled $594.0 million at December 31, 2004, including $261.0 million of fixed assets. In testing a long-lived asset for impairment, assumptions are made concerning projected cash flows associated with the asset. Estimates of future cash flows require assumptions related to revenue and operating income growth and asset-related expenditures associated with the asset being reviewed for impairment. Should future cash flows decline significantly from estimated amounts, charges for impairment of other long-lived assets may be necessary.

(f) In instances where the company sells equipment with a related installation obligation, the company generally recognizes revenue related to the equipment when title passes. The company recognizes revenue related to the installation when it performs the installation. The allocation of revenue between the equipment and the installation is based on relative fair value at the time of sale. Should the fair value of either the equipment or the installation change, the company's revenue recognition would be affected. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed.

(g) In instances where the company sells equipment with customer-specified acceptance criteria, the company must assess whether it can demonstrate adherence to the acceptance criteria prior to the customer's acceptance testing to determine the timing of revenue recognition. If the nature of customer-specified acceptance criteria were to change or grow in complexity such that the company could not demonstrate adherence, the company would be required to defer additional revenues upon shipment of its products until completion of customer acceptance testing.

(h) The company's software license agreements generally include multiple products and services, or "elements." The company recognizes software license revenue based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for any undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

(i) At the time the company recognizes revenue, it provides for the estimated cost of product warranties based primarily on historical experience and knowledge of any specific warranty problems that indicate projected warranty costs may vary from historical patterns. The liability for warranty obligations of the company's continuing operations totaled $27.4 million at December 31, 2004. Should product failure rates or the actual cost of correcting product failures vary from estimates, revisions to the estimated warranty liability would be necessary.

(j) The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction, and provides a valuation allowance for tax assets and loss carryforwards that it believes will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carryforward will be used, the company reverses the related valuation allowance with an offset generally to goodwill as most of the tax attributes arose from acquisitions. The company's tax valuation allowance totaled $66.2 million at December 31, 2004. Should the company's actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

(k) The company provides a liability for future income tax payments in the worldwide tax jurisdictions in which it operates. Accrued income taxes totaled $22.8 million at December 31, 2004. Should tax return positions that the company expects are sustainable not be sustained upon audit, the company could be required to record an incremental tax provision for such taxes. Should previously unrecognized tax benefits ultimately be sustained, a reduction in the company's tax provision would result.

(l) The company estimates losses on contingencies and litigation for which a loss is probable and provides a reserve for losses that can be reasonably estimated. Should the ultimate losses on contingencies and litigation vary from estimates, adjustments to those reserves may be required.

(m) One of the company's U.S. subsidiaries and several non-U.S. subsidiaries sponsor defined benefit pension plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, and rate of increase in employee compensation levels. Assumptions are determined based on company data and appropriate market indicators in consultation with third party actuaries, and are evaluated each year as of the plans' measurement date. Net periodic pension costs for defined benefit plans totaled $9.5 million in 2004. Should any of these assumptions change, they would have an effect on net periodic pension costs.

(n) The company records restructuring charges for the cost of vacating facilities based on future lease obligations and expected sub-rental income. The company's accrued restructuring costs for abandoned facilities in continuing operations totaled $9.8 million at December 31, 2004. Should actual cash flows associated with sub-rental income from vacated facilities vary from estimated amounts, adjustments may be required.

(o) The company estimates the expected proceeds from any assets held for sale and, when necessary, records losses to reduce the carrying value of these assets to estimated realizable value. Should the actual or estimated proceeds, which would include post-closing purchase price adjustments, vary from current estimates, results could differ from expected amounts.

(p) The company considers declines in quoted fair market values of available-for-sale investments and other equity investments with durations of six to nine months as indicative that the decline may be other than temporary. As of December 31, 2004, the company held 3,220,000 shares of Newport Corporation common stock, which it received as partial consideration in the July 2004 sale of Spectra-Physics. The cost and quoted fair market value of the shares at December 31, 2004, were $45.0 million and $45.4 million, respectively. Should a decline in quoted fair market value occur, an impairment charge may be required.

Results of Operations

2004 Compared With 2003

Continuing Operations

Sales in 2004 were $2.206 billion, an increase of $306.6 million from 2003. The favorable effects of currency translation resulted in an increase in revenues of $92.1 million in 2004. Sales increased $134.4 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation, acquisitions, and divestitures, revenues increased $80.1 million, or 4%, primarily due to increased demand, as described by segment below.

Operating Income Margin	2004	2003
Life and Laboratory Sciences	14.3%	14.2%
Measurement and Control	8.4%	7.4%
Consolidated	10.8%	9.9%

Operating income was $237.5 million in 2004, compared with $187.4 million in 2003. Operating income margin increased to 10.8% in 2004 from 9.9% in 2003. Operating income increased primarily due to lower restructuring and other costs, net, and, to a lesser extent, higher revenues in each segment in 2004. Operating income in 2004 and 2003 was reduced by additional charges associated with restructuring actions initiated in those and prior years and certain other costs, net (Note 15). The restructuring and other items totaled $19.2 million and $45.3 million in 2004 and 2003, respectively, and are discussed by segment below.

Restructuring actions were initiated in 2003 and, to a lesser extent, in 2004 in a number of business units to reduce costs and redundancies in response to a downturn in markets served by the company and in connection with the company's overall reorganization, principally through headcount reductions and consolidation of facilities. The actions initiated in 2004 resulted in annual cost savings of approximately $10 million, including $7 million in the Life and Laboratory Sciences segment and $3 million in the Measurement and Control segment. The company expects to incur an additional $1 million of restructuring costs, primarily in 2005, for charges associated with these actions that cannot be recorded until incurred. In connection with the planned acquisition of Kendro, the company expects to undertake restructuring actions at both acquired and existing facilities. The actions at acquired facilities will be recorded as a cost of the acquisition. The actions at existing facilities will be charged to expense. The company has not finalized its plans for integrating Kendro with its existing business but expects that charges to expense will total $10-$20 million following the acquisition.

Life and Laboratory Sciences

	2004	2003	Change
	(Dollars in thousands)		
Revenues	$1,573,445	$1,293,009	21.7%
Operating Income Margin	14.3%	14.2%	0.1%

Sales in the Life and Laboratory Sciences segment increased $280.4 million, or 22%, to $1.573 billion in 2004. The favorable effects of currency translation resulted in an increase in revenues of $66.7 million in 2004. Sales increased $153.1 million due to the acquisitions of InnaPhase in September 2004, USCS in April 2004, Jouan in December 2003, and LMSi in November 2003, net of product line divestitures. In addition to the changes in revenue resulting from currency translation, acquisitions, and divestitures, revenues increased $60.6 million, or 5%, due to higher demand. The increase in demand resulted principally in higher sales of mass spectrometry and spectroscopy instruments and, to a lesser extent, new anatomical pathology products and laboratory informatics. The combination of new products and a rebound in sales to industrial markets along with continued strength in pharmaceutical demand have driven the instrument sales growth, offset in part by lower revenues in Europe where the recovery of demand has lagged the U.S. and Asia. The increase in revenues was offset in part by $5.6 million of lower revenue from rapid diagnostic tests due to a weak flu season in 2004 following a harsh season in 2003.

Operating income margin was 14.3% in 2004 and 14.2% in 2003. Operating income margin was affected by restructuring and other costs, net, of $10.2 million and $21.8 million in 2004 and 2003, respectively, as discussed below. The favorable impact of lower restructuring and other costs, net, and higher revenues was substantially offset by a $13.2 million increase in amortization expense of acquisition-related intangible assets and the inclusion of Jouan, USCS, and LMSi, which have historically operated at lower profitability margins compared with the segment's existing businesses.

In 2004, the segment recorded restructuring and other costs, net, of $10.2 million, including charges to cost of revenues of $3.2 million, consisting of $2.1 million for the sale of inventories revalued at the date of acquisition of Jouan, and $1.1 million of accelerated depreciation on fixed assets being abandoned due to facility consolidations. The segment incurred $8.6 million of cash costs, primarily for severance, abandoned facilities, and relocation expenses at businesses that have been consolidated. In addition, the segment recorded a gain of $2.6 million on the sale of a product line and a loss of $1.0 million from the writedown of abandoned equipment and the sale of two abandoned buildings. In 2003, the segment recorded restructuring and other costs, net, of $21.8 million, including $18.8 million of cash costs, primarily for severance, abandoned facilities, employee retention, and relocation expenses at businesses being consolidated. In addition, the segment recorded net charges of $3.4 million to write down the carrying value of fixed assets, primarily buildings held for sale, to expected disposal value, offset by $0.4 million of net gains, primarily from the sale of a product line (Note 15).

Measurement and Control

	2004	2003	Change
	(Dollars in thousands)		
Revenues	$632,550	$601,104	5.2%
Operating Income Margin	8.4%	7.4%	1.0%

Sales in the Measurement and Control segment increased $31.4 million, or 5%, to $632.6 million in 2004. The favorable effects of currency translation resulted in an increase in revenues of $25.4 million in 2004. Sales decreased $13.5 million due to divestitures, net of acquisitions. The principal divestiture was the segment's test and measurement business, which it sold in October 2003. In addition to the changes in revenue resulting from currency translation, acquisitions, and divestitures, revenues increased $19.5 million, or 3%. The increase was primarily the result of a rebound in demand for precision temperature-control products from the semiconductor industry and other process applications and, to a lesser extent, process instruments used by the materials industry and equipment used in metal production, particularly in China.

Operating income margin increased to 8.4% in 2004 from 7.4% in 2003. Operating income margin was affected by restructuring and other costs, net, of $6.5 million and $10.3 million in 2004 and 2003, respectively, as discussed below. Nearly half of the increase in operating income margin resulted from the $3.8 million reduction in restructuring and other costs, net, with the balance from higher sales volumes and cost reduction measures following restructuring actions.

In 2004, the segment recorded restructuring and other costs, net, of $6.5 million, including cash costs of $6.2 million, principally for severance, abandoned facilities, and relocation expenses at businesses that have been consolidated. In addition, the segment recorded charges of $0.1 million for the writedown of equipment at an abandoned facility, and charges to cost of revenues of $0.2 million for the sale of inventories revalued at the date of acquisition. In 2003, the segment recorded restructuring and other costs, net, of $10.3 million, including cash costs of $10.3 million, principally for severance, abandoned facilities, employee retention, and relocation expenses at businesses being consolidated. In addition, the segment recorded charges of $2.0 million, primarily for the writedown of goodwill in the test and measurement business to reduce the carrying value to disposal value, and for the writedown of assets at facilities being consolidated, offset by a gain of $2.1 million on the sale of a building. The segment also recorded charges to cost of revenues of $0.1 million for the sale of inventories revalued at the date of acquisition (Note 15).

Other Income, Net

The company reported other income, net, of $21.7 million and $35.2 million in 2004 and 2003, respectively (Note 4). Other income, net, includes interest income, interest expense, gain on investments, net, equity in earnings of unconsolidated subsidiaries, and other items, net. Interest income decreased to $9.0 million in 2004 from $19.7 million in 2003, primarily due to lower invested cash balances following the acquisitions (net of divestitures) in late 2003 and 2004 and the use of cash for the repurchase and redemption of company securities. Interest expense decreased to $11.0 million in 2004 from $18.2 million in 2003, as a result of the repurchase and redemption of debentures.

During 2004 and 2003, the company had gains on investments, net, of $20.8 million and $35.5 million, respectively. The gains included $9.6 million in 2004 and $16.3 million in 2003 from the sale of shares of Thoratec Corporation and $13.7 million in 2003 from the sale of shares of FLIR Systems, Inc. The company obtained common shares of Thoratec as part of the sale of Thermo Cardiosystems Inc. in 2001 and obtained an equity interest in FLIR as part of the acquisition of Spectra-Physics AB in 1999. Other income in 2004 and 2003 also includes currency transaction gains and losses and equity in earnings of unconsolidated subsidiaries. In addition, the company repurchased and redeemed debentures, resulting in a charge of $1.0 million during 2003.

Provision for Income Taxes

The company's effective tax rate was 15.8% and 21.3% in 2004 and 2003, respectively. The effective tax rate decreased in 2004 primarily due to $33.8 million of tax benefits associated with the completion of tax audits. The company's tax returns and those of several subsidiaries were under audit for the period 1998 to 2000. In 2004 and early 2005, the IRS and the company reached final settlements of the audits and the company determined that previously unrecognized tax benefits were realizable. In addition, audits of state tax returns were also completed in 2004. The 2003 effective tax rate was favorably affected by $9.0 million of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards (Note 6) and $3.7 million of tax benefit from the sale of a business. These tax benefits reduced the company's 2004 and 2003 effective tax rates by 13.0 percentage points and 5.7 percentage points, respectively. The 2003 effective tax rate was also favorably affected by the full-year impact of a reorganization throughout 2002 of the company's subsidiaries in several European countries that resulted in a more tax-efficient corporate structure and a decrease in 2003 of gains from the sale of investment securities. In addition, the company reduced its effective tax rate by 1.8 percentage points in 2003 through repatriation of cash from non-U.S. subsidiaries, which resulted in foreign tax credits. The company expects its effective tax rate in 2005 for its existing business will be approximately 29%.

The American Jobs Creation Act of 2004, signed into law in October 2004, allows companies to repatriate permanently reinvested non-U.S. earnings in 2005 or 2006 at an effective rate of 5.25%. The company does not currently expect to take advantage of this provision. The new tax law also phases out an existing deduction based on export revenues and replaces it with a deduction for a portion of the profit derived from domestic manufacturing activities. The company is continuing to evaluate the effect of this change but does not expect a material impact on its tax provision.

Contingent Liabilities

At year-end 2004, the company was contingently liable with respect to certain lawsuits. An unfavorable outcome in either of the two pending matters described in Note 11 could materially affect the company's financial position as well as its results of operations and cash flows.

Income from Continuing Operations

Income from continuing operations was $218.4 million in 2004, compared with $175.2 million in 2003. Results in both periods were affected by restructuring, gains on the sale of Thoratec shares, and other items, discussed above.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment." SFAS No. 123(R) amends SFAS No. 123 to require that companies record as expense the effect of equity-based compensation, including stock options over the applicable vesting period. The company currently discloses the effect on income that stock options would have were they recorded as expense. SFAS No. 123(R) also requires more extensive disclosures concerning stock options than required under current standards. The new rule applies to option grants made after adoption as well as options that are not vested at the date of adoption. SFAS No. 123(R) becomes effective no later than fiscal periods beginning after June 15, 2005. The company does not currently expect to elect early adoption and has not determined whether it will apply the new standard prospectively in the third quarter of 2005, retroactively from the beginning of 2005, or restate all periods on a comparable basis.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4," which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during 2006. The company is currently evaluating the impact this standard will have on its financial statements.

Discontinued Operations

The company had after-tax gains of $100.5 million in 2004 and $27.3 million in 2003 from the disposal of discontinued operations.

In June 2004, the company announced it had entered into a definitive agreement for the sale of its Optical Technologies segment, Spectra-Physics, to Newport Corporation. On July 16, 2004, the company completed the sale. The company has reclassified the results of Spectra-Physics as discontinued operations for all periods presented in the accompanying financial statements.

The company's discontinued operations (Spectra-Physics) had revenues through the date of sale of $118.9 million and $197.8 million in 2004 and 2003, respectively. Net income of the discontinued operations through the date of sale in 2004 was $4.5 million, net of a tax provision of $2.2 million. The company's discontinued operations incurred a net loss in 2003 of $2.5 million, net of a tax benefit of $1.5 million. The improvement resulted from a rebound in the demand for lasers and photonics from microelectronics customers and other industrial markets served by Spectra-Physics. As a result of the decision to sell Spectra-Physics, a previously unrecognized tax asset arising from the difference between the book and tax basis of Spectra-Physics became realizable and the company recorded a tax benefit as income from discontinued operations totaling $38.5 million in 2004. In 2004, the company recorded a gain on the sale of Spectra-Physics of $45.9 million, net of a tax provision of $15.9 million.

The tax returns of the company and its former Trex Medical and ThermoLase businesses were under audit by the IRS. In 2004 and early 2005, the IRS and the company reached final settlements of the audits and the company determined that previously unrecognized tax benefits associated with the divested businesses totaling $52.7 million were realizable. These tax benefits were recorded as a gain on the disposal of discontinued operations in 2004.

In addition to the 2004 gains discussed above, the company had $1.3 million of after-tax gains and $0.6 million of tax benefits associated with discontinued operations.

The 2003 gain consists of two pre-tax components and two tax components. In 2003, the company resolved several disputes and related claims that it had retained following the sale of businesses in its discontinued operations. In connection with the resolution of these matters on favorable terms relative to the damages estimated and amount of established reserves as well as the settlement of lease obligations, the company's pre-tax gain recorded in prior years on disposal of the related businesses increased by $27.1 million. In 2003, the company also sold the last remaining business in discontinued operations, Peter Brotherhood Ltd., and received additional proceeds associated with businesses sold prior to 2003, including post-closing purchase price adjustments. The company recorded pre-tax gains from the disposal of discontinued operations of $8.3 million, substantially as a result of these transactions. The company recorded a tax provision of $13.2 million on the above gains and realized $5.1 million of additional tax benefits from the disposal of businesses sold prior to 2003, principally foreign tax credits.

2003 Compared With 2002

Continuing Operations

Sales in 2003 were $1.899 billion, an increase of $50.0 million from 2002. The favorable effects of currency translation resulted in an increase in revenues of $116.8 million in 2003. Sales decreased $9.1 million due to divestitures, net of acquisitions. In addition to the changes in revenue resulting from currency translation, divestitures, and acquisitions, revenues decreased $57.7 million, or 3%, primarily due to lower demand, as described by segment below.

Operating Income Margin	2003	2002
Life and Laboratory Sciences	14.2%	14.4%
Measurement and Control	7.4%	7.3%
Consolidated	9.9%	9.2%

Operating income was $187.4 million in 2003, compared with $169.9 million in 2002. Operating income margin increased to 9.9% in 2003 from 9.2% in 2002. Operating income in 2003 was reduced by additional charges associated with restructuring actions initiated in 2003, restructuring plans initiated prior to 2003, and certain other costs, net (Note 15). Operating income in 2002 was reduced by charges associated with restructuring plans initiated during 2002 and 2001, and certain other costs, net. The restructuring and other items totaled $45.3 million and $46.2 million in 2003 and 2002, respectively, and are discussed by segment below. Operating income increased primarily due to a lower cost base following recent restructuring actions. Among the other actions contributing to a lower cost base was lower spending on research and development activities, which decreased 3% to $128.0 million in 2003 as the company focused on those projects with the highest estimated returns.

In response to a continued downturn in markets served by the company and in connection with the company's overall reorganization, restructuring actions were initiated in 2003 in a number of business units to reduce costs and redundancies, principally through headcount reductions and consolidation of facilities. These actions resulted in annual cost reductions beginning in mid- to late 2003 and continuing in early 2004 of approximately $11 million, including $7 million in the Life and Laboratory Sciences segment and $4 million in the Measurement and Control segment.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The company began applying the consensus prospectively in the first quarter of 2003. Under EITF Issue No. 00-21, the company recognizes revenue and related costs for arrangements with customers that have multiple deliverables, such as equipment and installation, as each element is delivered or completed based on its fair value. When a portion of the customer's payment is not due until installation, the company defers that portion of the revenue until completion of installation. The adoption of EITF Issue No. 00-21 did not materially affect the company's financial statements.

Life and Laboratory Sciences

	2003	2002	Change
	(Dollars in thousands)		
Revenues	$1,293,009	$1,204,034	7.4%
Operating Income Margin	14.2%	14.4%	(0.2%)

Sales in the Life and Laboratory Sciences segment increased $89.0 million, or 7%, to $1.293 billion in 2003. The favorable effects of currency translation resulted in an increase in revenues of $86.3 million in 2003. Sales decreased $9.7 million due to product line divestitures, net of acquisitions. In addition to the changes in revenue resulting from currency translation, divestitures, and acquisitions, revenues increased $12.4 million, or 1%. A $13.3 million increase in sales of clinical diagnostic products was offset in part by decreased sales of bioscience instrumentation, principally due to a downturn in demand from pharmaceutical and industrial markets. The increase in sales of clinical diagnostic products resulted primarily from higher demand for rapid diagnostic tests during a harsh flu season in the United States and, to a lesser extent, increased demand for a newly released tissue processor used in anatomical pathology laboratories.

Operating income margin decreased to 14.2% in 2003 from 14.4% in 2002. Operating income margin was affected by restructuring and other costs, net, of $21.8 million and $19.4 million in 2003 and 2002, respectively. In addition to the increase in restructuring and other costs in 2003, the decrease in operating income margin resulted from higher marketing and selling expenses due to several key commercial initiatives. The segment's commercial initiatives included key customer account management, increased advertising costs for a branding transition, and establishment of customer call centers and product demonstration facilities. These cost increases were offset in part by cost savings from facility consolidations and related productivity measures. The cost reduction measures in 2002 and 2003 reduced the segment's cost base by an aggregate of approximately $14 million on an annualized basis.

In 2003, the segment recorded restructuring and other costs, net, of $21.8 million, including $18.8 million of cash costs, primarily for severance, abandoned facilities, employee retention, and relocation expenses at businesses being consolidated. In addition, the segment recorded net charges of $3.4 million to write down the carrying value of fixed assets, primarily buildings held for sale, to expected disposal value, offset by $0.4 million of net gains, primarily from the sale of a product line. In 2002, the segment recorded restructuring and other costs, net, of $19.4 million, including $12.3 million of cash costs, primarily for severance, abandoned facilities, and employee retention at businesses being consolidated. The segment also recorded charges to cost of revenues of $1.3 million, primarily for the sale of inventories revalued at the date of acquisition. In addition, the segment realized a net loss of $4.3 million on the sale of assets, principally its Dynex automated diagnostics product line, and wrote down $1.5 million of fixed assets at abandoned facilities (Note 15).

Measurement and Control

	2003	2002	Change
	(Dollars in thousands)		
Revenues	$601,104	$629,697	(4.5%)
Operating Income Margin	7.4%	7.3%	0.1%

Sales in the Measurement and Control segment decreased $28.6 million, or 5%, to $601.1 million in 2003. The favorable effects of currency translation resulted in an increase in revenues of $30.1 million in 2003. Sales increased $3.3 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation, acquisitions, and divestitures, revenues decreased $62.0 million, or 10%. Of this amount, $26.8 million, or 4%, was due to the inclusion in the fourth quarter of 2002 of a shipment of explosives-detection equipment to the U.S. Transportation Security Administration following a congressional mandate to screen all checked airline baggage in the United States by the end of 2002. The balance of the decrease was primarily the result of weaker demand arising from economic conditions facing customers, particularly in the process instruments businesses where approximately 60% of the remaining decrease occurred. Process instruments are generally used in industrial markets such as minerals and mining and petrochemical applications, where capital expenditures slowed. In addition, a 7% decrease in sales of equipment used primarily in semiconductor applications was offset in part by higher revenues from equipment used in homeland security.

Operating income margin increased to 7.4% in 2003 from 7.3% in 2002. Operating income margin was affected by restructuring and other costs, net, of $10.3 million and $13.6 million in 2003 and 2002, respectively. The increase in operating income margin resulted primarily from cost reduction measures following restructuring actions in 2002 and 2003 and, to a lesser extent, $3.3 million of lower restructuring and other costs, net, offset in part by the effect on operating margin of lower revenues. The cost reduction measures in 2002 and 2003 reduced the segment's cost base by an aggregate of approximately $17 million on an annualized basis.

In 2003, the segment recorded restructuring and other costs, net, of $10.3 million, including cash costs of $10.3 million, principally for severance, abandoned facilities, employee retention, and relocation expenses at businesses being consolidated. In addition, the segment recorded charges of $2.0 million, primarily for the writedown of goodwill in the test and measurement business to reduce the carrying value to disposal value, and for the writedown of assets at facilities being consolidated, offset by a gain of $2.1 million on the sale of a building. The segment also recorded charges to cost of revenues of $0.1 million, primarily for the sale of inventories revalued at the date of acquisition. In 2002, the segment recorded restructuring and other costs, net, of $13.6 million, including $20.4 million of cash costs principally for severance, abandoned facilities, and employee retention. In addition, the segment recorded $8.7 million of net gains, primarily from the sale of its Thermo BLH and Thermo Nobel subsidiaries, which were noncore businesses held for sale since 2001. In 2002, the segment recorded charges to cost of revenues of $1.4 million for the sale of inventories revalued at the date of acquisition and $0.5 million of asset writedowns (Note 15).

Other Income, Net

The company reported other income, net, of $35.2 million and $131.5 million in 2003 and 2002, respectively (Note 4). Interest income decreased to $19.7 million in 2003 from $47.6 million in 2002, primarily due to lower invested cash balances following the repurchase and redemption of company securities, the payment of short-term notes payable and, to a lesser extent, lower prevailing interest rates. Interest expense decreased to $18.2 million in 2003 from $40.2 million in 2002 as a result of the redemption, maturity, and repurchase of debentures, as well as the full year effect of entering into interest-rate swap arrangements in the first quarter of 2002, offset in part by interest on borrowings under securities-lending arrangements.

During 2003 and 2002, the company had gains on investments, net, of $35.5 million and $123.1 million, respectively. The gains included $16.3 million in 2003 from the sale of shares of Thoratec and $13.7 million and $111.4 million in 2003 and 2002, respectively, from the sale of shares of FLIR. The company recorded income from equity in earnings of unconsolidated subsidiaries of $2.5 million in 2002, primarily related to the investment in FLIR. Effective March 30, 2002, following a reduction in the company's percentage ownership of FLIR to less then 20%, the company no longer reported its pro-rata share of FLIR earnings but instead accounted for its remaining investment as an available-for-sale security (Note 4). In addition, the company repurchased and redeemed debentures, resulting in charges of $1.0 million and $1.5 million during 2003 and 2002, respectively.

Provision for Income Taxes

The company's effective tax rate was 21.3% and 32.5% in 2003 and 2002, respectively. The effective tax rate decreased in 2003 primarily due to $9.0 million of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards (Note 6) and $3.7 million of tax benefit from the sale of a business. These tax benefits reduced the company's 2003 effective tax rate by 5.7 percentage points. The decrease was also due in part to the full-year impact on the 2003 effective tax rate of a reorganization throughout 2002 of the company's subsidiaries in several European countries that resulted in a more tax-efficient corporate structure and a decrease in 2003 of gains from the sale of investment securities. In addition, the company reduced its effective tax rate by 1.8 percentage points in 2003 through repatriation of cash from non-U.S. subsidiaries, which resulted in foreign tax credits.

Income from Continuing Operations

Income from continuing operations was $175.2 million in 2003, compared with $203.4 million in 2002. Results in both periods were affected by restructuring, gains on the sale of Thoratec and FLIR shares, and other items, discussed above.

Discontinued Operations

The company's discontinued operations (Spectra-Physics) had revenues of $197.8 million and $237.0 million in 2003 and 2002, respectively. The decrease in revenues resulted principally from a severe slowdown in the semiconductor and other industrial markets. Net loss of the discontinued operations was $2.5 million and $9.1 million in 2003 and 2002, respectively, net of tax benefits of $1.5 million and $5.5 million, respectively. The improvement was due to lower restructuring costs in 2003 and cost reduction measures.

The company had after-tax gains of $27.3 million in 2003 and $115.4 million in 2002 from the disposal of discontinued operations. The 2003 gain consists of two pre-tax components and two tax components. In 2003, the company resolved several disputes and related claims that it had retained following the sale of businesses in its discontinued operations. In connection with the resolution of these matters on favorable terms relative to the damages estimated and amount of established reserves as well as the settlement of lease obligations, the company's pre-tax gain recorded in prior years on disposal of the related businesses increased by $27.1 million. In 2003, the company also sold the last remaining business in discontinued operations, Peter Brotherhood, and received additional proceeds associated with businesses sold prior to 2003, including post-closing purchase price adjustments. The company recorded pre-tax gains from the disposal of discontinued operations of $8.3 million, substantially as a result of these transactions. The company recorded a tax provision of $13.2 million on the above gains and realized $5.1 million of additional tax benefits from the disposal of businesses sold prior to 2003, principally foreign tax credits.

During 2002, primarily as a result of new tax regulations concerning deductible losses from divested businesses, the company revised its estimate of the tax consequences of business disposals in discontinued operations and recorded a tax benefit of $46.6 million. In addition, in 2002 the company sold its Trophy Radiologie business for approximately $51 million in cash and, principally as a result of this transaction, recorded an after-tax gain of $17.4 million. Also, the company sold the last remaining component of its former power-generation business in 2002 and realized a gain from the disposition totaling $13.0 million, primarily for previously unrecognized tax benefits that were realized upon the sale.

In February 2001, the company sold its interest in Thermo Cardiosystems to Thoratec in exchange for 19.3 million shares of Thoratec common stock. Certain restrictions, which lapsed in August 2002, limited the timing of the company's ability to sell these shares. Following a sale of shares in February 2002 for net proceeds of $104 million and an after-tax gain of $38.4 million, the company owned less than 20% of Thoratec's outstanding shares and began accounting for its investment as an available-for-sale security in continuing operations in the first quarter of 2002, with unrealized gains or losses recorded as part of accumulated other comprehensive items in the accompanying balance sheet.

Liquidity and Capital Resources

Consolidated working capital was $890.9 million at December 31, 2004, compared with $710.5 million at December 31, 2003. Included in working capital were cash, cash equivalents, and short-term available-for-sale investments of $512.3 million at December 31, 2004, compared with $418.2 million at December 31, 2003. This increase was due to cash provided by operating and investing activities, offset in part by cash of $183.2 million used in financing activities, as discussed below.

2004

Cash provided by operating activities was $264.5 million during 2004, including $250.0 million provided by continuing operations and $14.5 million provided by discontinued operations. Payments for restructuring actions of the company's continuing operations, principally severance, lease costs, and other expenses of real estate consolidation, used cash of $25.8 million in 2004. Accounts receivable increased $27.6 million due primarily to higher sales of mass spectrometry and informatics product offerings. Inventories increased $21.5 million, due in part to increased production of mass spectrometry and spectroscopy instruments in response to higher demand for these products. Cash provided by discontinued operations of $14.5 million principally represents the positive cash flow of Spectra-Physics, offset in part by the payment of retained liabilities from businesses sold prior to 2003, including settlement of litigation and lease payments on abandoned facilities.

In connection with restructuring actions undertaken by continuing operations, the company had accrued $15.8 million for restructuring costs at December 31, 2004. The company expects to pay approximately $5.8 million of this amount for severance, primarily through 2006, and $0.2 million for other costs, primarily through 2005. The balance of $9.8 million will be paid for lease obligations over the remaining terms of the leases, with approximately 53% to be paid through 2005 and the remainder through 2016. In addition, at December 31, 2004, the company had accrued $9.2 million for acquisition expenses. Accrued acquisition expenses included $3.2 million of severance and relocation obligations, which the company expects to pay primarily through 2005. The remaining balance primarily represents abandoned-facility payments that will be paid over the remaining terms of the leases through 2014.

During 2004, the primary investing activities of the company's continuing operations, excluding available-for-sale investment activities, included acquisitions for $143.0 million, net of cash acquired (Note 2) and the expenditure of $44.5 million for the purchase of property, plant, and equipment, net of dispositions. Investing activities of discontinued operations provided $171.8 million of cash in 2004. In July 2004, the company sold Spectra-Physics to Newport Corporation for $300 million, including $200 million of initial cash proceeds. As a result of Newport assuming non-U.S. debt of Spectra-Physics that had earlier been expected to be retained by the company, and as a result of the post-closing adjustment process, the company refunded $25.1 million to Newport (Note 16).

The company's financing activities used $183.2 million of cash during 2004, including $183.7 million used by continuing operations. During 2004, the company expended $231.5 million to repurchase 8.4 million shares of the company's common stock. As of December 31, 2004, the authorization by the company's Board of Directors to repurchase company securities had been substantially expended. The company received net proceeds of $57.6 million from the exercise of employee stock options during 2004. During 2004, the company replaced its existing credit facilities with a 5-year $250 million revolving credit agreement (Note 10).

2003

Cash provided by operating activities was $214.7 million during 2003, including $200.3 million provided by continuing operations and $14.4 million provided by discontinued operations. Payments for restructuring actions of the company's continuing operations, principally severance, lease costs, and other expenses of real estate consolidation, used cash of $53.6 million in 2003. A decrease in inventories of $27.4 million resulted from efforts to improve working capital. Cash provided by discontinued operations of $14.4 million principally represents the positive cash flow of Spectra-Physics, offset in part by the payment of liabilities for businesses sold prior to 2003, including settlement of litigation and lease payments on abandoned facilities.

During 2003, the primary investing activities of the company's continuing operations, excluding available-for-sale investment activities, included acquisitions, the purchase of property, plant, and equipment, and collection of a note receivable. The company expended $134.9 million, net of cash acquired, for acquisitions (Note 2). The company expended $37.4 million for purchases of property, plant, and equipment, net of dispositions. In April and June 2003, the company received aggregate cash payments of $75.6 million, including $69.1 million of principal payments, plus interest, from Trimble Navigation Limited as complete and early payment of Trimble's note to the company.

The company's financing activities used $663.6 million of cash during 2003, including $652.0 million for continuing operations. During 2003, the company's continuing operations expended $369.1 million to reduce short-term notes payable. The company received net proceeds of $75.0 million from the exercise of employee stock options in 2003. During 2003, the company expended $269.1 million to redeem its debt securities (Note 10). In addition, the company expended $88.9 million to repurchase its debt and equity securities, of which $57.8 million was used to repurchase 3.0 million shares of the company's common stock. The debt repurchases and redemptions have been made with the objective of reducing interest costs.

2002

Cash provided by operating activities was $106.8 million during 2002, including $114.5 million provided by continuing operations and $7.7 million used by discontinued operations. Payments for restructuring actions of the company's continuing operations, principally severance, lease costs, and other expenses of real estate consolidation, used cash of $53.9 million in 2002. Aside from cash used for restructuring actions, a decrease in other current liabilities used cash of $68.6 million, including $45.6 million of income taxes and $10.8 million of accrued interest, principally due to the debt redemptions discussed in Note 10. The income tax payments included approximately $39.0 million related to gains on investments. The use of cash of $7.7 million by discontinued operations was principally due to the payment of liabilities, primarily for the settlement of litigation, including a patent-infringement matter (Note 11), offset in part by the positive cash flow of Spectra-Physics and cash from tax benefits associated with discontinued operations.

During 2002, the primary investing activities of the company's continuing operations, excluding available-for-sale investment activities, included the sale of other investments, acquisitions and divestitures, the collection of notes receivable, and the purchase of property, plant, and equipment. The company's continuing operations received proceeds of $65.3 million from the sale of other investments, principally shares of FLIR (Note 4), and proceeds of $22.3 million from the sale of businesses, net of cash divested (Note 2). In addition, the company's continuing operations expended $78.7 million for acquisitions (Note 2), and $31.7 million for purchases of property, plant, and equipment, net of dispositions. The company's continuing operations collected $76.4 million from notes receivable, which included the repayment of Viasys Healthcare's $33.4 million principal amount note in May 2002, the August 2002 repayment of a $25.0 million principal amount note receivable related to the sale of a business in 2000, and partial repayment from Trimble Navigation Limited in March 2002. During 2002, investing activities of the company's discontinued operations provided $114.9 million of cash, primarily representing proceeds of $104 million from the sale of Thoratec common stock and the sale of Trophy Radiologie, offset in part by the use of $23.2 million to acquire the minority interest in Spectra-Physics (Note 16).

The company's financing activities used $589.5 million of cash during 2002, including $573.5 million for continuing operations. During 2002, the company's continuing operations expended $590.7 million to redeem certain convertible debentures. The company increased short-term notes payable by $329.8 million to partially fund debt redemptions (Note 10). The company's continuing operations received net proceeds of $25.3 million from the exercise of employee stock options in 2002. During 2002, the company expended $334.2 million to repurchase its debt and equity securities, of which $285.6 million was expended to repurchase 15.4 million shares of the company's common stock.

Off-Balance Sheet Arrangements

The company did not use special purpose entities or other off-balance-sheet financing arrangements in 2002 - 2004 except for letters of credit, bank guarantees, surety bonds, and other guarantees disclosed in the table below. Of the amounts disclosed in the table below for letters of credit, bank guarantees, surety bonds, and other guarantees, $24.5 million relates to guarantees of the performance of third parties, principally in connection with businesses that were sold (Note 11). The balance relates to guarantees of the company's own performance, primarily in the ordinary course of business.

Contractual Obligations and Other Commercial Commitments

The table below summarizes, by period due or expiration of commitment, the company's contractual obligations and other commercial commitments as of December 31, 2004, which are principally for its continuing operations.

	Payments Due by Period or Expiration of Commitment				
	2005	2006 and 2007	2008 and 2009	2010 and Thereafter	Total
			(In thousands)		
Contractual Obligations and Other Commercial Commitments:					
Long-term debt obligations	$ 765	$ 78,156	$135,657	$ 3,140	$217,718
Capital lease obligations	1,187	2,214	2,380	4,523	10,304
Operating lease obligations	38,048	54,043	34,075	94,294	220,460
Purchase obligations	77,889	182	–	–	78,071
Total contractual obligations	117,889	134,595	172,112	101,957	526,553
Other Commitments (not on the balance sheet):					
Letters of credit and bank guarantees	50,961	2,664	696	338	54,659
Surety bonds and other guarantees	13,469	126	8,227	4	21,826
Total other commitments	64,430	2,790	8,923	342	76,485
	$182,319	$137,385	$181,035	$102,299	$603,038

This table excludes $91.2 million of other long-term liabilities, principally pension liabilities, and $15.2 million of deferred income taxes, as these liabilities are not subject to fixed payment schedules.

The company has no material commitments for purchases of property, plant, and equipment but expects that for 2005, such expenditures for its existing business will approximate $43 to $47 million.

In connection with the January 2005 agreement to acquire Kendro for $833.5 million, subject to a post-closing adjustment, the company obtained a bridge financing commitment which will permit it to borrow up to $600 million for a period of 364 days on terms substantially equivalent to those of its existing 5-year revolving credit agreement. The company expects to use cash from this commitment and existing cash balances to fund the acquisition of Kendro. The commitment is subject to customary conditions for financings of this type.

The company believes that its existing resources, including cash and investments, future cash flow from operations, and available borrowings under its existing 5-year revolving credit facility, are sufficient to meet the working capital requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

Forward-looking Statements

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, our actual results and could cause our actual results in 2004 and beyond to differ materially from those expressed in any forward-looking statements made by us.

We must develop new products, adapt to rapid and significant technological change, and respond to introductions of new products in order to remain competitive. Our growth strategy includes significant investment in and expenditures for product development. We sell our products in several industries that are characterized by rapid and significant technological changes, frequent new product and service introductions, and enhancements and evolving industry standards. Without the timely introduction of new products, services, and enhancements, our products and services will likely become technologically obsolete over time, in which case our revenue and operating results would suffer.

Our customers use many of our products to develop, test, and manufacture their own products. As a result, we must anticipate industry trends and develop products in advance of the commercialization of our customers' products. If we fail to adequately predict our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant revenue.

Many of our existing products and those under development are technologically innovative and require significant planning, design, development, and testing at the technological, product, and manufacturing-process levels. These activities require us to make significant investments.

Products in our markets undergo rapid and significant technological change because of quickly changing industry standards and the introduction of new products and technologies that make existing products and technologies uncompetitive or obsolete. Our competitors may adapt more quickly to new technologies and changes in customers' requirements than we can. The products that we are currently developing, or those we will develop in the future, may not be technologically feasible or accepted by the marketplace, and our products or technologies could become uncompetitive or obsolete.

Our Measurement and Control segment sells products and services to a number of companies that operate in cyclical industries; downturns in those industries would adversely affect our results of operations. The growth and profitability of some of our businesses in the Measurement and Control segment depend in part on sales to industries that are subject to cyclical downturns. For example, certain businesses in this segment depend in part on sales to the steel, cement, and semiconductor industries. Slowdowns in these industries would adversely affect sales by these businesses, which in turn would adversely affect our revenues and results of operations.

Our business is impacted by general economic conditions and related uncertainties affecting markets in which we operate. Adverse economic conditions could adversely impact our business in 2005 and beyond, resulting in:

- reduced demand for some of our products;
- increased rate of order cancellations or delays;
- increased risk of excess and obsolete inventories;
- increased pressure on the prices for our products and services; and
- greater difficulty in collecting accounts receivable.

Changes in governmental regulations may reduce demand for our products or increase our expenses. We compete in many markets in which we and our customers must comply with federal, state, local, and international regulations, such as environmental, health and safety, and food and drug regulations. We develop, configure, and market our products to meet customer needs created by those regulations. Any significant change in regulations could reduce demand for our products or increase our expenses. For example, many of our instruments are marketed to the pharmaceutical industry for use in discovering and developing drugs. Changes in the U.S. Food and Drug Administration's regulation of the drug discovery and development process could have an adverse effect on the demand for these products.

Demand for most of our products depends on capital spending policies of our customers and on government funding policies. Our customers include pharmaceutical and chemical companies, laboratories, universities, healthcare providers, government agencies, and public and private research institutions. Many factors, including public policy spending priorities, available resources, and product and economic cycles, have a significant effect on the capital spending policies of these entities. These policies in turn can have a significant effect on the demand for our products.

Our inability to protect our intellectual property could have a material adverse effect on our business. In addition, third parties may claim that we infringe their intellectual property, and we could suffer significant litigation or licensing expense as a result. We place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through the development process and into the marketplace. Our success depends in part on our ability to develop patentable products and obtain and enforce patent protection for our products both in the United States and in other countries. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated, or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position. We could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome of any such litigation could materially adversely affect our business and results of operations.

We also rely on trade secrets and proprietary know-how which we seek to protect our products, in part, by confidentiality agreements with our collaborators, employees, and consultants. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

Third parties may assert claims against us to the effect that we are infringing on their intellectual property rights. For example, in September 2004 Applied Biosystems/MDS Scientific Instruments and related parties brought a lawsuit against us alleging our mass spectrometer systems infringe a patent held by the plaintiffs. We could incur substantial costs and diversion of management resources in defending these claims, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute, or market our products and services in the United States or abroad. In the event that a claim relating to intellectual property is asserted against us, or third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may seek licenses to such intellectual property or challenge those patents. However, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of the patents may be unsuccessful. Our failure to obtain the necessary licenses or other rights could prevent the sale, manufacture, or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition, and results of operations.

If any of our security products fail to detect explosives or radiation, we could be exposed to product liability and related claims for which we may not have adequate insurance coverage. The products sold by our environmental instruments division include a comprehensive range of fixed and portable instruments used for chemical, radiation, and trace explosives detection. These products are used in airports, embassies, cargo facilities, border crossings, and other high-threat facilities for the detection and prevention of terrorist acts. If any of these products were to malfunction, it is possible that explosive or radioactive material could pass through the product undetected, which could lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customers' operators and the training of such operators. Any such product liability claims brought against us could be significant and any adverse determination may result in liabilities in excess of our insurance coverage. Although we carry product liability insurance, we cannot be certain that our current insurance will be sufficient to cover these claims or that it can be maintained on acceptable terms, if at all.

We have retained contingent liabilities from businesses that we have sold. From 1997 through 2004, we divested over 60 businesses with aggregate annual revenues in excess of $2 billion. As part of these transactions, we retained responsibility for some of the contingent liabilities related to these businesses, such as lawsuits, product liability claims, and potential claims by buyers that representations and warranties we made about the businesses were inaccurate. The resolution of these contingencies has not had a material adverse effect on our results of operations or financial condition; however, we can not be certain that this favorable pattern will continue.

Our results could be impacted if we are unable to realize potential future benefits from new productivity initiatives. In addition to the real estate consolidations and cost-saving initiatives that we have pursued over the past three years, we are instituting practical process improvement (PPI) programs at our locations to further enhance our productivity, efficiency, and customer satisfaction. While we anticipate continued benefits from these PPI initiatives as well as our continuing sourcing activities, future benefits are expected to be fewer and smaller in size and may be more difficult to achieve.

Our branding strategy could be unsuccessful. We historically operated our business largely as autonomous, unaffiliated companies, and as a result, each of our businesses independently created and developed its own brand names. Our marketing and branding strategy transitions multiple, unrelated brands to one brand, Thermo Electron. Several of our former brands such as Finnigan and Nicolet commanded strong market recognition and customer loyalty. We believe the transition to the one brand enhances and strengthens our collective brand image and brand awareness across the entire company. Our success in promoting our brand depends on many factors, including effective communication of the transition to our customers, acceptance and recognition by customers of this brand, and successful execution of the branding campaign by our marketing and sales teams. If we are not successful with this strategy, we may experience erosion in our product recognition, brand image and customer loyalty, and a decrease in demand for our products.

It may be difficult for us to implement our strategies for improving internal growth. Some of the markets in which we compete have been flat or declining over the past several years. To address this issue, we are pursuing a number of strategies to improve our internal growth, including:

- finding new markets for our products;
- developing new applications for our technologies;
- combining sales and marketing operations in appropriate markets to compete more effectively;
- allocating research and development funding to products with higher growth prospects;
- continuing key customer initiatives;

- expanding our service offerings;
- strengthening our presence in selected geographic markets; and
- continuing the development of commercial tools and infrastructure to increase and support cross-selling opportunities of products and services to take advantage of our breadth in product offerings.

We may not be able to successfully implement these strategies, and these strategies may not result in the growth of our business.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations. International revenues account for a substantial portion of our revenues, and we intend to continue expanding our presence in international markets. In 2004, our international revenues from continuing operations, including export revenues from the United States, accounted for approximately 60% of our total revenues. The exposure to fluctuations in currency exchange rates takes on different forms. International revenues are subject to the risk that fluctuations in exchange rates could adversely affect product demand and the profitability in U.S. dollars of products and services provided by us in international markets, where payment for our products and services is made in the local currency. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the "functional currency"). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. In addition, reported sales made in non-U.S. currencies by our international businesses, when translated into U.S. dollars for financial reporting purposes, fluctuate due to exchange rate movement. Should our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In fiscal 2004 and 2003, currency translation had a favorable effect on revenues of our continuing operations of $92.1 million and $116.8 million, respectively, due to weakening of the U.S. dollar relative to other currencies in which the company sells products and services. A strengthening of the U.S. dollar would unfavorably affect revenues.

Our inability to successfully identify and complete acquisitions or successfully integrate any new or previous acquisitions could have a material adverse effect on our business. Our business strategy includes the acquisition of technologies and businesses that complement or augment our existing products and services. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory, including antitrust, approvals. We may not be able to identify and successfully complete transactions. Any acquisition we may complete may be made at a substantial premium over the fair value of the net assets of the acquired company. Further, we may not be able to integrate any acquired businesses successfully into our existing businesses, make such businesses profitable, or realize anticipated cost savings or synergies, if any, from these acquisitions, which could adversely affect our business.

Moreover, we previously acquired several companies and businesses. As a result of these acquisitions, we recorded significant goodwill on our balance sheet, which amounts to approximately $1.51 billion as of December 31, 2004. We assess the realizability of the goodwill we have on our books annually as well as whenever events or changes in circumstances indicate that the goodwill may be impaired. These events or circumstances generally include operating losses or a significant decline in earnings associated with the acquired business or asset. Our ability to realize the value of the goodwill will depend on the future cash flows of these businesses. These cash flows in turn depend in part on how well we have integrated these businesses. If we are not able to realize the value of the goodwill, we may be required to incur material charges relating to the impairment of those assets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to market risk from changes in interest rates, currency exchange rates, and equity prices, which could affect its future results of operations and financial condition. The company manages its exposure to these risks through its regular operating and financing activities. Additionally, the company uses short-term forward contracts to manage certain exposures to currencies. The company enters into forward currency-exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The company does not engage in extensive currency hedging activities; however, the purpose of the company's currency hedging activities is to protect the company's local currency cash flows related to these commitments from fluctuations in currency exchange rates. The company's forward currency-exchange contracts principally hedge transactions denominated in U.S. dollars, euros, British pounds sterling, and Swiss francs. Income and losses arising from forward contracts are recognized as offsets to losses and income resulting from the underlying exposure being hedged. The company does not enter into speculative currency agreements.

Interest Rates

Certain of the company's short-term available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end 2004 and 2003 market interest rates would result in a negative impact to the company of $5 million and $1 million, respectively, on the net fair value of its interest-sensitive financial instruments.

In addition, interest rate changes would result in a change in the company's interest expense due to variable-rate debt instruments. A 100-basis-point increase in 90-day LIBOR at December 31, 2004 and 2003, would increase the company's annual pre-tax interest expense by $1 million.

Currency Exchange Rates

The company views its investment in international subsidiaries with a functional currency other than the company's reporting currency as long-term. The company's investment in international subsidiaries is sensitive to fluctuations in currency exchange rates. The functional currencies of the company's international subsidiaries are principally denominated in euros, British pounds sterling, and Japanese yen. The effect of a change in currency exchange rates on the company's net investment in international subsidiaries is reflected in the "accumulated other comprehensive items" component of shareholders' equity. A 10% depreciation in year-end 2004 and 2003 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' equity of $106 million and $89 million, respectively.

The fair value of forward currency-exchange contracts is sensitive to changes in currency exchange rates. The fair value of forward currency-exchange contracts is the estimated amount that the company would pay or receive upon termination of the contract, taking into account the change in currency exchange rates. A 10% depreciation in year-end 2004 and 2003 currency exchange rates related to the company's contracts would result in an increase in the unrealized loss on forward currency-exchange contracts of $5.9 million and $6.9 million, respectively. The unrealized gains or losses on forward currency-exchange contracts resulting from changes in currency exchange rates are expected to approximately offset losses or gains on the exposures being hedged.

Certain of the company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in currency exchange rates. A 10% depreciation in the related year-end 2004 and 2003 currency exchange rates would result in a negative impact of $3.6 million and $2.1 million, respectively, on the company's net income.

Equity Prices

The company's available-for-sale investment portfolio includes equity securities that are sensitive to fluctuations in price. In addition, the company's convertible obligations are sensitive to fluctuations in the price of the company's common stock. Changes in equity prices would result in changes in the fair value of the company's available-for-sale investments and convertible obligations due to the difference between the current market price and the market price at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end 2004 and 2003 market equity prices would result in a negative impact to the company of $10 million on the net fair value of its price-sensitive equity financial instruments, principally its available-for-sale investments.

Item 8. Financial Statements and Supplementary Data

This data is submitted as a separate section to this report. See Item 15 "Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Not applicable.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004. Based on this evaluation, the company's chief executive officer and chief financial officer concluded that, as of December 31, 2004, the company's disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

The company's management, including the company's chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's management conducted an assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004 based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the company's management concluded that, as of December 31, 2004, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting and management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004, as stated in their report that appears on pages F-2 and F-3 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In conjunction with its preparation toward compliance with Section 404 of the Sarbanes-Oxley Act of 2002, during the fourth quarter of 2004, the company implemented certain enhancements with respect to its internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). The company enhanced and standardized certain information technology controls, including documentation thereof, as well as documentation of other financial controls across its businesses.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information with respect to directors required by this Item is contained in our definitive proxy statement to be filed with the SEC not later than 120 days after the close of business of the fiscal year (2005 Definitive Proxy Statement) under the headings "ELECTION OF DIRECTORS" and "CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS," and is incorporated in this report by reference.

The information with respect to executive officers required by this Item is included in Item 1 of Part I of this report.

The information with respect to audit committee financial expert and identification of the audit committee of the Board of Directors required by this Item is contained in our 2005 Definitive Proxy Statement under the heading "CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS," and is incorporated in this report by reference. Copies of the audit committee charter, as well as the charters for the compensation committee and nominating and corporate governance committee, are available on our Web site at www.thermo.com. Paper copies of these documents may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office located at 81 Wyman Street, Waltham, Massachusetts 02451.

The company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is incorporated in our code of business conduct and ethics that applies to all of our officers, directors, and employees. A copy of our code of business conduct and ethics is available on our Web site at www.thermo.com. We intend to satisfy the SEC's disclosure requirements regarding amendments to, or waivers of, the code of business conduct and ethics by posting such information on our Web site. A paper copy of our code of business conduct and ethics may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office.

In addition, the Board of Directors has adopted corporate governance guidelines of the company. A copy of the company's corporate governance guidelines are available on the company's Web site at www.thermo.com. Paper copies of the corporate governance guidelines may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office.

Item 11. Executive Compensation

The information required by this Item is contained in our 2005 Definitive Proxy Statement under the heading "EXECUTIVE COMPENSATION," and under the sub-heading "Director Compensation" under the heading "CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS," and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to security ownership of certain beneficial owners and management required by this Item is contained in our 2005 Definitive Proxy Statement under the heading "STOCK OWNERSHIP," and is incorporated in this report by reference.

The information with respect to securities authorized for issuance under equity compensation plans is contained in our 2005 Definitive Proxy Statement under the heading "EQUITY COMPENSATION PLAN INFORMATION," and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is contained in our 2005 Definitive Proxy Statement under the heading "CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS," and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is contained in our 2005 Definitive Proxy Statement under the heading "INDEPENDENT PUBLIC ACCOUNTANTS," and is incorporated in this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements (see Index on page F-1 of this report):

Report of Independent Registered Public Accounting Firm
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Comprehensive Income and Shareholders' Equity
Notes to Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule (see Index on page F-1 of this report):

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included either in the consolidated financial statements or in the notes thereto.

(b) Exhibits

See the Exhibit Index on page 42.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2005

THERMO ELECTRON CORPORATION

By: /s/ Marijn E. Dekkers
Marijn E. Dekkers
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of March 16, 2005.

Signature	Title
By: /s/ Marijn E. Dekkers Marijn E. Dekkers	President, Chief Executive Officer, and Director (Principal Executive Officer)
By: /s/ Jim P. Manzi Jim P. Manzi	Chairman of the Board and Director
By: /s/ Peter M. Wilver Peter M. Wilver	Vice President and Chief Financial Officer (Principal Financial Officer)
By: /s/ Peter E. Hornstra Peter E. Hornstra	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)
By: /s/ John L. LaMattina John L. LaMattina	Director
By: /s/ Peter J. Manning Peter J. Manning	Director
By: /s/ Robert A. McCabe Robert A. McCabe	Director
By: /s/ Robert W. O'Leary Robert W. O'Leary	Director
By: /s/ Michael E. Porter Michael E. Porter	Director
By: /s/ Elaine S. Ullian Elaine S. Ullian	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2	Purchase Agreement among the Registrant, one of its direct wholly-owned subsidiaries, SPX Corporation and certain of its direct and indirect wholly-owned subsidiaries, dated as of January 19, 2005 (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed January 21, 2005 [File No. 1-8002] and incorporated in this document by reference).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 1 to the Registrant's Amendment No. 3 to Registration Statement on Form 8-A/A [File No. 1-8002] and incorporated in this document by reference).
3.2	By-laws of the Registrant, as amended and effective as of November 20, 2003 (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
	The Registrant agrees, pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, to furnish to the Commission upon request, a copy of each instrument with respect to long-term debt of the Registrant or its consolidated subsidiaries.
4.1	Rights Agreement dated as of October 29, 2001, between the Registrant and American Stock Transfer & Trust Company, which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock (filed as Exhibit 4.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
4.2	Amendment No. 1 to Rights Agreement dated as of February 7, 2002, between the Registrant and American Stock Transfer & Trust Company (filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.1	Revolving Credit Facility Letters from Barclays Bank PLC in favor of the Registrant and its subsidiaries (filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 [File No. 1-8002] and incorporated in this document by reference).
10.2	Amended and Restated Deferred Compensation Plan for Directors of the Registrant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-8002] and incorporated in this document by reference).
10.3	Thermo Electron Corporation Directors Stock Option Plan, as amended and restated as of February 25, 2005.
10.4	Thermo Electron Corporation 2003 Annual Incentive Award Plan, effective May 14, 2003 (filed as Appendix B to the Registrant's Definitive Proxy on Schedule 14A for the 2003 Annual Shareholders Meeting [File No. 1-8002] and incorporated in this document by reference).
10.5	Amended and Restated Nonqualified Stock Option Plan of the Registrant (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-8002] and incorporated in this document by reference). (Plan amended in 1984 to extend expiration date to December 14, 1994.)
10.6	Thermo Electron Corporation Equity Incentive Plan, as amended and restated as of February 7, 2002 (filed as Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.7	Thermo Electron Corporation 2001 Equity Incentive Plan, as amended and restated as of February 7, 2002 (filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.8	Thermo Electron Corporation Employees' Equity Incentive Plan, as amended and restated as of February 7, 2002 (filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.9	Thermo Electron Corporation Deferred Compensation Plan, effective November 1, 2001 (filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.10	Thermo Electron Corporation 2000 Employees Equity Incentive Plan as amended and restated as of May 15, 2003 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 [File No. 1-8002] and incorporated in this document by reference).
	Each of the plans listed in Exhibits 10.11 to 10.33 originally provided for the grant of options to acquire the shares of the Registrant's formerly majority-owned subsidiaries. In connection with the reorganization of the Registrant commenced in 1999, all of the Registrant's formerly majority-owned subsidiaries were taken private and as a result, these plans were frozen and all of the options originally granted under the plans ultimately became options to purchase shares of Common Stock of the Registrant.
10.11	Amended and Restated Thermo Information Solutions Inc. Equity Incentive Plan (filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference). (Thermo Information Solutions merged with Thermo Coleman Corporation on September 17, 1999, and Thermo Coleman merged with Thermo Electron on October 15, 1999.)
10.12	Amended and Restated Thermo Coleman Corporation Equity Incentive Plan (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference). (Thermo Coleman merged with Thermo Electron on October 15, 1999.)
10.13	Nonqualified Stock Option Plan of Thermo Power Corporation, as amended (filed as Exhibit 10(i) to the Quarterly Report on Form 10-Q of Thermo Power for the quarter ended April 3, 1993 [File No. 1-10573] and incorporated in this document by reference). (Thermo Power merged with Thermo Electron on October 28, 1999.)
10.14	Equity Incentive Plan of ThermoSpectra Corporation (filed as Exhibit 10.18 to ThermoSpectra's Registration Statement on Form S-1 [Reg. No. 33-93778] and incorporated in this document by reference). (ThermoSpectra merged with Thermo Instrument on December 9, 1999, and Thermo Instrument merged with Thermo Electron on June 30, 2000.)
10.15	Amended and Restated Thermo Electron Corporation – Thermo Sentron Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-8002] and incorporated in this document by reference). (Thermo Sentron merged with Thermedics Inc. on April 4, 2000, and Thermedics merged with Thermo Electron on June 30, 2000.)
10.16	Equity Incentive Plan of Thermo Sentron Inc. (filed as Exhibit 10.7 to Thermo Sentron's Registration Statement on Form S-1 [Reg. No. 333-806] and incorporated in this document by reference). (Thermo Sentron merged with Thermedics Inc. on April 4, 2000, and Thermedics merged with Thermo Electron on June 30, 2000.)
10.17	Equity Incentive Plan of Thermedics Detection Inc. (filed as Exhibit 10.7 to Thermedics Detection's Registration Statement on Form S-1 [File No. 333-19199] and incorporated in this document by reference). (Thermedics Detection merged with Thermedics on April 12, 2000, and Thermedics merged with Thermo Electron on June 30, 2000.)
10.18	Amended and Restated Equity Incentive Plan of Thermedics Inc. (filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q of Thermedics for the quarter ended July 3, 1999 [File No. 1-9567] and incorporated in this document by reference). (Thermedics merged with Thermo Electron on June 30, 2000.)
10.19	Amended and Restated Thermo Electron Corporation – Thermo BioAnalysis Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-8002] and incorporated in this document by reference). (On April 19, 2000, Thermo BioAnalysis merged with Thermo Instrument Systems Inc. and on June 30, 2000, Thermo Instrument merged with Thermo Electron and all outstanding options granted under this plan were ultimately assumed by Thermo Electron.)

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.20	Amended and Restated Equity Incentive Plan of Metrika Systems Corporation (filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Metrika for the quarter ended July 3, 1999 [File No. 1-13085] and incorporated in this document by reference). (Metrika merged with Thermo Instrument on May 3, 2000, and Thermo Instrument merged with Thermo Electron on June 30, 2000.)
10.21	Amended and Restated Equity Incentive Plan of ThermoQuest Corporation (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of ThermoQuest for the quarter ended July 3, 1999 [File No. 1-14262] and incorporated in this document by reference). (ThermoQuest merged with Thermo Instrument on May 11, 2000, and Thermo Instrument merged with Thermo Electron on June 30, 2000.)
10.22	Amended and Restated Thermo Electron Corporation – ThermoQuest Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-8002] and incorporated in this document by reference). (On May 11, 2000, ThermoQuest merged with Thermo Instrument and on June 30, 2000, Thermo Instrument merged with Thermo Electron and all outstanding options granted under this plan were ultimately assumed by Thermo Electron.)
10.23	Amended and Restated Equity Incentive Plan of Thermo Optek Corporation (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Thermo Optek for the quarter ended July 3, 1999 [File No. 1-11757] and incorporated in this document by reference). (Thermo Optek merged with Thermo Instrument on May 11, 2000, and Thermo Instrument merged with Thermo Electron on June 30, 2000.)
10.24	Amended and Restated Thermo Electron Corporation – Thermo Optek Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-8002] and incorporated in this document by reference). (On May 11, 2000, Thermo Optek merged with Thermo Instrument and on June 30, 2000, Thermo Instrument merged with Thermo Electron and all outstanding options granted under this plan were ultimately assumed by Thermo Electron.)
10.25	Amended and Restated Equity Incentive Plan of Thermo Instrument Systems Inc. (filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Thermo Instrument for the quarter ended July 3, 1999 [File No. 1-9786] and incorporated in this document by reference). (Thermo Instrument merged with Thermo Electron on June 30, 2000.)
10.26	Amended and Restated Nonqualified Stock Option Plan of Thermo Ecotek Corporation (filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Thermo Ecotek for the quarter ended July 3, 1999 [File No. 1-13572] and incorporated in this document by reference). (Thermo Ecotek merged with Thermo Electron on August 10, 2000.)
10.27	Amended and Restated Nonqualified Stock Option Plan of ThermoTrex Corporation (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of ThermoTrex for the quarter ended July 3, 1999 [File No. 1-10791] and incorporated in this document by reference). (ThermoTrex merged with Thermo Electron on August 14, 2000.)
10.28	Amended and Restated Nonqualified Stock Option Plan of ThermoLase Corporation (filed as Exhibit 10.5 to the Quarterly Report on Form 10-Q of ThermoLase for the quarter ended July 3, 1999 [File No. 1-13104] and incorporated in this document by reference). (ThermoLase merged with Thermo Electron on August 14, 2000.)
10.29	Amended and Restated Nonqualified Stock Option Plan of Thermo TerraTech Inc. (filed as Exhibit 10.34 to the Annual Report on Form 10-K of Thermo TerraTech for the fiscal year ended April 1, 2000 [File No. 1-09549] and incorporated in this document by reference). (Thermo TerraTech merged with Thermo Electron on September 22, 2000.)
10.30	Amended and Restated Thermo Electron Corporation – Trex Medical Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-8002] and incorporated in this document by reference). (Trex Medical merged with Thermo Electron on November 29, 2000.)

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.31	Amended and Restated Equity Incentive Plan of Trex Medical Corporation (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Trex Medical for the quarter ended July 3, 1999 [File No. 1-11827] and incorporated in this document by reference). (Trex Medical merged with Thermo Electron on November 29, 2000.)
10.32	1997 Spectra-Physics Lasers, Inc. Stock Option Plan (filed as Exhibit 10.6 of Amendment No. 1 to Spectra-Physics' Registration Statement on Form S-1 [File No. 333-38329] and incorporated in this document by reference). (Spectra-Physics merged with Thermo Electron on February 25, 2002.)
10.33	2000 Spectra-Physics Lasers, Inc. Stock Option Plan (filed as Exhibit 10.1 to Spectra-Physics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 [File No. 000-23461] and incorporated in this document by reference). (Spectra-Physics merged with Thermo Electron on February 25, 2002.)
10.34	Description of Amendments to Certain Stock Option Plans made in February 2002 (filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.35	Form of Indemnification Agreement between the Registrant and the directors and officers of its majority-owned subsidiaries (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-4 [Reg. No. 333-90661] and incorporated in this document by reference).
10.36	Form of Amended and Restated Indemnification Agreement between the Registrant and its directors and officers (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-4 [Reg. No. 333-90661] and incorporated in this document by reference).
10.37	Amended and Restated Employment Agreement between the Registrant and Mr. Marijn Dekkers (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated December 12, 2002 [File No. 1-8002] and incorporated in this document by reference).
10.38	Amended and Restated Employment Agreement between the Registrant and Mr. Richard F. Syron (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated December 12, 2002 [File No. 1-8002] and incorporated in this document by reference).
10.39	Employment Offer Letter dated October 3, 2000, between the Registrant and Mr. Guy Broadbent (filed as Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 [File No. 1-8002] and incorporated in this document by reference).
10.40	Amendment to Amended and Restated Employment Agreement dated as of March 14, 2001, between the Registrant and Mr. Richard F. Syron (filed as Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 [File No. 1-8002] and incorporated in this document by reference).
10.41	Employment Agreement dated as of November 29, 2001, between the Registrant and Mr. Marc N. Casper (filed as Exhibit 10.54 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.42	Letter Agreement dated as of November 27, 2001, among SPX Corporation, Kendro Laboratory Products, L.P., the Registrant, and Mr. Marc N. Casper (filed as Exhibit 10.55 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.43	Master Securities Loan Agreement between Thermo Electron Corporation and JPMorgan Chase Bank (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 [File No. 1-8002] and incorporated in this document by reference).
10.44	Master Securities Loan Agreement between Thermo Electron Corporation and ABN AMRO Inc. (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 [File No. 1-8002] and incorporated in this document by reference).
10.45	Executive Registry Program at the Massachusetts General Hospital (filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.46	Form of Executive Change in Control Retention Agreement dated November 19, 2003, between the Registrant and its executive officers (other than Mr. Marijn Dekkers) and certain other key employees (filed as Exhibit 10.65 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.47	Form of Executive Severance Agreement dated November 19, 2003, between the Registrant and its executive officers (other than Mr. Marijn Dekkers) and certain other key employees (filed as Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.48	Restricted Stock Agreement dated February 26, 2003, by and between the Registrant and Mr. Marc Casper (filed as Exhibit 10.67 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.49	Restricted Stock Units Agreement dated November 19, 2003, by and between the Registrant and Mr. Marc Casper (filed as Exhibit 10.68 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.50	Severance Agreement dated November 26, 2003, between the Registrant and Mr. Barry Howe (filed as Exhibit 10.69 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.51	Letter Agreement dated December 12, 2003, between the Registrant and Mr. Richard Syron (filed as Exhibit 10.70 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.52	Restricted Stock Agreement dated December 12, 2003, by and between the Registrant and Mr. Jim Manzi (filed as Exhibit 10.71 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.53	Stock Option Agreement dated December 12, 2003, by and between the Registrant and Mr. Jim Manzi (filed as Exhibit 10.72 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.54	Restricted Stock Agreement for Chief Executive Officer dated January 7, 2004, between the Registrant and Mr. Marijn Dekkers (filed as Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.55	Letter Agreement dated February 11, 2004, between the Registrant and Mr. Marijn Dekkers (filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.56	Restricted Stock Agreement dated February 26, 2004, by and between the Registrant and Mr. Peter Wilver (filed as Exhibit 10.75 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.57	Restricted Stock Agreement dated June 2, 2004, by and between Thermo Electron Corporation and Mr. Seth Hoogasian (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 [File No. 1-8002] and incorporated in this document by reference).
10.58	Five-Year Credit Agreement among the Registrant, the Several Lenders thereto, Barclays Bank Plc, as Administrative Agent, ABN AMRO Bank N.V., as Syndication Agent, and Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-documentation agents, dated as of December 17, 2004.
10.59	Commitment Letter and Term Sheet among the Registrant, JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. dated as of January 19, 2005 (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed January 21, 2005 [File No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.60	Letter Agreement dated February 25, 2005, between the Registrant and Mr. Marijn Dekkers.
10.61	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity incentive plans to officers and directors of the Registrant (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated February 25, 2005 [file number 1-8002] and incorporated herein by reference).
10.62	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity incentive plans to Mr. Dekkers (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated February 25, 2005 [file number 1-8002] and incorporated herein by reference).
10.63	Form of Thermo Electron Corporation Restricted Stock Agreement for use in connection with the grant of restricted stock under the Registrant's equity incentive plans to Mr. Dekkers (filed as Exhibit 99.3 to the Registrant's Current Report on Form 8-K dated February 25, 2005 [file number 1-8002] and incorporated herein by reference).
10.64	Form of Thermo Electron Corporation Restricted Stock Agreement for use in connection with the grant of restricted stock under the Registrant's equity incentive plans to Mr. Manzi (filed as Exhibit 99.4 to the Registrant's Current Report on Form 8-K dated February 25, 2005 [file number 1-8002] and incorporated herein by reference).
10.65	Summary of Thermo Electron Corporation Director Compensation.
10.66	Summary of Annual Incentive Program of Thermo Electron Corporation.
10.67	Summary of 2005 Annual Cash Incentive Plan Matters (set forth in Item 1.01 to the Registrant's Current Report on Form 8-K dated February 25, 2005 [file number 1-8002] in the first two paragraphs under heading "2005 Executive Compensation Matters" and incorporated herein by reference).
21	Subsidiaries of the Registrant.
23	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*Certification is not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. Such certification is not deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

THERMO ELECTRON CORPORATION

ANNUAL REPORT ON FORM 10-K
INDEX OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 15:

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries is filed as part of this Report as required to be included in Item 15(a):

Note: All other financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or in the notes thereto.

THERMO ELECTRON CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Thermo Electron Corporation:

We have completed an integrated audit of Thermo Electron Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Thermo Electron Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – (Continued)

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


PricewaterhouseCoopers LLP

Boston, Massachusetts
March 14, 2005

THERMO ELECTRON CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(In thousands except per share amounts)

	2004	2003	2002
Revenues (Notes 1 and 3)	$2,205,995	$1,899,378	$1,849,360
Costs and Operating Expenses:			
Cost of revenues (Note 15)	1,191,516	1,019,476	1,000,465
Selling, general, and administrative expenses	626,458	519,322	509,366
Research and development expenses	134,680	127,996	131,976
Restructuring and other costs, net (Note 15)	15,829	45,200	37,691
	1,968,483	1,711,994	1,679,498
Operating Income	237,512	187,384	169,862
Other Income, Net (Note 4)	21,707	35,247	131,500
Income from Continuing Operations Before Provision for Income Taxes	259,219	222,631	301,362
Provision for Income Taxes (Note 6)	(40,852)	(47,421)	(97,943)
Income from Continuing Operations	218,367	175,210	203,419
Income (Loss) from Discontinued Operations (includes income tax benefit of $36,321, $1,485, and $5,478; Note 16)	43,018	(2,513)	(9,059)
Gain on Disposal of Discontinued Operations, Net (includes income tax benefit of $36,728 and $21,008 in 2004 and 2002; net of income tax provision of $8,141 in 2003; Note 16)	100,452	27,312	115,370
Net Income	$ 361,837	$ 200,009	$ 309,730
Earnings per Share from Continuing Operations (Note 7)			
Basic	$ 1.34	$ 1.08	$ 1.21
Diluted	$ 1.31	$ 1.05	$ 1.17
Earnings per Share (Note 7)			
Basic	$ 2.22	$ 1.23	$ 1.84
Diluted	$ 2.17	$ 1.20	$ 1.73
Weighted Average Shares (Note 7)			
Basic	163,133	162,713	168,572
Diluted	167,641	170,730	186,611

The accompanying notes are an integral part of these consolidated financial statements.

THERMO ELECTRON CORPORATION

CONSOLIDATED BALANCE SHEET

(In thousands)

	2004	2003
Assets		
Current Assets:		
Cash and cash equivalents	$ 326,886	$ 195,773
Short-term available-for-sale investments, at quoted market value (Notes 4 and 9)	185,369	222,465
Accounts receivable, less allowances of $22,844 and $24,212	469,553	419,625
Inventories	336,711	302,161
Deferred tax assets (Note 6)	92,929	113,006
Other current assets	52,606	46,995
Current assets of discontinued operations (Note 16)	5,600	95,231
	1,469,654	1,395,256
Property, Plant, and Equipment, at Cost, Net	261,041	252,252
Acquisition-related Intangible Assets (Note 2)	158,577	65,542
Other Assets (Note 2)	174,428	47,761
Goodwill (Note 2)	1,513,025	1,441,172
Long-term Assets of Discontinued Operations (Note 16)	–	187,339
	$3,576,725	$3,389,322

THERMO ELECTRON CORPORATION

CONSOLIDATED BALANCE SHEET – (Continued)

(In thousands except share amounts)

	2004	2003
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations (Note 10)	$ 15,017	$ 45,981
Accounts payable	131,175	102,617
Accrued payroll and employee benefits	94,671	89,452
Accrued income taxes	22,829	98,167
Deferred revenue	77,778	59,055
Accrued restructuring costs (Note 15)	15,819	22,453
Other accrued expenses (Note 2)	178,887	171,249
Current liabilities of discontinued operations (Note 16)	42,552	95,819
	578,728	684,793
Deferred Income Taxes (Note 6)	15,213	11,700
Other Long-term Liabilities (Note 5)	91,164	74,861
Long-term Liabilities of Discontinued Operations (Note 16)	–	6,766
Long-term Obligations (Note 10):		
Senior notes	135,232	137,874
Subordinated convertible obligations	77,234	77,234
Other	13,604	14,401
	226,070	229,509
Commitments and Contingencies (Note 11)		
Shareholders' Equity (Notes 5 and 12):		
Preferred stock, $100 par value, 50,000 shares authorized; none issued		
Common stock, $1 par value, 350,000,000 shares authorized; 179,818,648 and 175,479,994 shares issued	179,819	175,480
Capital in excess of par value	1,381,448	1,298,881
Retained earnings	1,381,257	1,019,420
Treasury stock at cost, 19,269,245 and 10,416,770 shares	(435,779)	(192,469)
Deferred compensation	(2,561)	(2,834)
Accumulated other comprehensive items (Note 8)	161,366	83,215
	2,665,550	2,381,693
	$3,576,725	$3,389,322

The accompanying notes are an integral part of these consolidated financial statements.

THERMO ELECTRON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	2004	2003	2002
Operating Activities			
Net income	$ 361,837	$ 200,009	$ 309,730
(Income) loss from discontinued operations	(43,018)	2,513	9,059
Gain on disposal of discontinued operations, net (Note 16)	(100,452)	(27,312)	(115,370)
Income from continuing operations	218,367	175,210	203,419
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	66,141	46,716	43,477
Noncash restructuring and other costs, net (Note 15)	1,156	5,394	5,349
Provision for losses on accounts receivable	3,045	3,485	2,260
Equity in earnings of unconsolidated subsidiaries (Note 4)	(733)	(490)	(2,533)
Change in deferred income taxes	3,004	(17,249)	21,979
Gain on investments, net (Notes 4 and 9)	(20,838)	(35,536)	(123,134)
(Gain) loss on sale of businesses (Note 2)	–	4,654	(2,612)
Other	9,663	10,024	18,255
Changes in current accounts, excluding the effects of acquisitions and dispositions:			
Accounts receivable	(27,609)	931	4,597
Inventories	(21,456)	27,414	18,426
Other current assets	(1,009)	688	11,087
Accounts payable	12,939	(12,942)	(573)
Other current liabilities	7,337	(7,956)	(85,466)
Net cash provided by continuing operations	250,007	200,343	114,531
Net cash provided by (used in) discontinued operations	14,503	14,402	(7,683)
Net cash provided by operating activities	264,510	214,745	106,848
Investing Activities			
Proceeds from sale of available-for-sale investments (Note 4)	634,967	291,521	122,094
Proceeds from maturities of available-for-sale investments	29,819	349,192	217,011
Purchases of available-for-sale investments	(611,095)	(245,704)	(37,833)
Proceeds from sale of other investments (Note 4)	26	1,692	65,251
Acquisitions, net of cash acquired (Note 2)	(143,010)	(134,924)	(78,683)
Purchases of property, plant, and equipment	(49,985)	(41,690)	(41,442)
Proceeds from sale of property, plant, and equipment	5,511	4,272	9,719
Collection of notes receivable (Note 2)	178	69,136	76,392
Proceeds from sale of businesses, net of cash divested (Note 2)	–	16,427	22,324
Increase in other assets	(2,506)	(6,623)	(6,298)
Other	(1,579)	(938)	(121)
Net cash provided by (used in) continuing operations	(137,674)	302,361	348,414
Net cash provided by discontinued operations	171,827	6,042	114,916
Net cash provided by investing activities	$ 34,153	$ 308,403	$ 463,330

THERMO ELECTRON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS – (Continued)
(In thousands)

	2004	2003	2002
Financing Activities			
Redemption and repayment of long-term obligations (Note 10)	$ (1,288)	$ (269,135)	$ (594,449)
Purchases of company common stock and subordinated convertible debentures (Note 10)	(231,530)	(88,871)	(334,152)
Increase (decrease) in short-term notes payable	(7,938)	(369,110)	329,810
Net proceeds from issuance of company common stock (Note 5)	57,636	75,049	25,335
Other	(548)	40	(51)
Net cash used in continuing operations	(183,668)	(652,027)	(573,507)
Net cash provided by (used in) discontinued operations	445	(11,605)	(16,018)
Net cash used in financing activities	(183,223)	(663,632)	(589,525)
Exchange Rate Effect on Cash of Continuing Operations	16,522	31,976	17,626
Exchange Rate Effect on Cash of Discontinued Operations	(849)	2,966	(2,164)
Increase (Decrease) in Cash and Cash Equivalents	131,113	(105,542)	(3,885)
Cash and Cash Equivalents at Beginning of Year	195,773	301,315	305,200
	326,886	195,773	301,315
Cash and Cash Equivalents of Discontinued Operations at End of Year	–	–	(29)
Cash and Cash Equivalents at End of Year	$ 326,886	$ 195,773	$ 301,286

See Note 14 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

THERMO ELECTRON CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

(In thousands except share amounts)

	2004	2003	2002
Comprehensive Income			
Net Income	$ 361,837	$ 200,009	$ 309,730
Other Comprehensive Items (Note 8):			
Currency translation adjustment	96,800	124,711	91,261
Unrealized gains (losses) on available-for-sale investments, net of reclassification adjustment and net of tax	(9,970)	28,195	(65,894)
Unrealized gains (losses) on hedging instruments, net of tax	2,528	(1,033)	(2,828)
Minimum pension liability adjustment, net of tax	(3,023)	(7,415)	(21,995)
	86,335	144,458	544
	$ 448,172	$ 344,467	$ 310,274
Shareholders' Equity			
Common Stock, $1 Par Value:			
Balance at beginning of year (175,479,994; 169,952,419; and 199,816,264 shares)	$ 175,480	$ 169,952	$ 199,816
Issuance of stock under employees' and directors' stock plans (4,338,654; 5,527,575; and 2,136,155 shares)	4,339	5,528	2,136
Restoration of stock to authorized but unissued status (32,000,000 shares; Note 12)	–	–	(32,000)
Balance at end of year (179,818,648; 175,479,994; and 169,952,419 shares)	179,819	175,480	169,952
Capital in Excess of Par Value:			
Balance at beginning of year	1,298,881	1,212,145	1,758,567
Activity under employees' and directors' stock plans	66,562	74,717	31,669
Tax benefit related to employees' and directors' stock plans	16,005	12,019	6,696
Effect of subsidiaries' equity transactions	–	–	613
Restoration of stock to authorized but unissued status (Note 12)	–	–	(585,400)
Balance at end of year	1,381,448	1,298,881	1,212,145
Retained Earnings:			
Balance at beginning of year	1,019,420	819,411	509,681
Net income	361,837	200,009	309,730
Balance at end of year	$1,381,257	$1,019,420	$ 819,411

THERMO ELECTRON CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY – (Continued)

(In thousands except share amounts)

	2004	2003	2002
Treasury Stock:			
Balance at beginning of year (10,416,770; 7,098,501; and 23,458,555 shares)	$ (192,469)	$ (129,675)	$ (457,475)
Purchases of company common stock (8,448,800; 3,033,400; and 15,444,000 shares)	(231,530)	(57,838)	(285,632)
Activity under employees' and directors' stock plans (403,675; 284,869; and 195,946 shares)	(11,780)	(4,956)	(3,968)
Restoration of stock to authorized but unissued status (32,000,000 shares; Note 12)	–	–	617,400
Balance at end of year (19,269,245; 10,416,770; and 7,098,501 shares)	(435,779)	(192,469)	(129,675)
Deferred Compensation (Note 5):			
Balance at beginning of year	(2,834)	(4,852)	(3,157)
Awards under employees' stock plans	(1,680)	(1,577)	(4,207)
Amortization of deferred compensation	1,757	2,256	2,272
Forfeitures under employees' stock plans	196	1,339	240
Balance at end of year	(2,561)	(2,834)	(4,852)
Accumulated Other Comprehensive Items (Note 8):			
Balance at beginning of year	83,215	(36,704)	(99,290)
Other comprehensive items	78,151	119,919	(48,080)
Reclassification of equity interests to available-for-sale investments (Note 4)	–	–	110,666
Balance at end of year	161,366	83,215	(36,704)
	$2,665,550	$2,381,693	$2,030,277

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

A world leader in high-tech instruments, Thermo Electron Corporation (the company) helps life science, laboratory, and industrial customers advance scientific knowledge, enable drug discovery, improve manufacturing processes, and protect people and the environment with instruments, scientific equipment, services, and software solutions. The company's powerful technologies help researchers make discoveries that will fight disease or prolong life. They automatically monitor and control online production to ensure the quality and safety of raw materials as well as the end products. And they are critical components embedded as enabling technologies within scientific and industrial devices.

Principles of Consolidation

The accompanying financial statements include the accounts of the company and its wholly and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Presentation

During 2000 and 2001, the company completed the principal aspects of a major corporate reorganization. As part of this reorganization, the company spun off two businesses and sold a number of operating units which were treated as discontinued operations. In July 2004, the company sold Spectra-Physics, Inc., its optical technologies segment. The results of operations of Spectra-Physics as well as balance sheet amounts pertaining to this business have been classified as discontinued operations in the accompanying financial statements (Note 16). The company transferred management responsibility and the related financial reporting and monitoring for several small business units in 2003 between segments (Note 3).

Fiscal Year

Through 2002, the company had a fiscal year ending the Saturday nearest December 31. In 2003, the company changed its year end to December 31. References to 2004, 2003, and 2002 are for the fiscal years ended December 31, 2004, December 31, 2003, and December 28, 2002, respectively.

Revenue Recognition and Accounts Receivable

Revenue is recognized after all significant obligations have been met, collectibility is probable and title has passed, which typically occurs upon shipment or completion of services. If customer-specific acceptance criteria exists, the company recognizes revenue after demonstrating adherence to the acceptance criteria. The company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," as each element is delivered or completed based upon its relative fair value. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until installation, the company defers that portion of the revenue until completion of installation. Revenues for training are deferred until the service is completed. Revenues for extended service contracts are recognized ratably over the contract period.

The company's informatics business recognizes revenue from the sale of software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by subsequent SOPs. License fee revenues relate primarily to sales of perpetual licenses to end-users and are recognized when a formal agreement exists, the license fee is fixed and determinable, delivery of the

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

software has occurred, and collection is probable. Software arrangements with customers often include multiple elements, including software products, maintenance, and support. The company recognizes software license fees based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for such undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is generally a period of one year. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

Accounts receivable are recorded at the invoiced amount and do not bear interest. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. The allowance for doubtful accounts is the company's best estimate of the amount of probable credit losses in existing accounts receivable. The company determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance when the company believes it is probable the receivable will not be recovered. The company does not have any off-balance-sheet credit exposure related to customers.

Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts, which is recognized ratably over the terms of the contracts. Substantially all of the deferred revenue in the accompanying 2004 balance sheet will be recognized within one year.

Warranty Obligations

The company provides for the estimated cost of product warranties, primarily from historical information, in cost of revenues at the time product revenue is recognized. While the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component supplies, the company's warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure, and supplier warranties on parts delivered to the company. Should actual product failure rates, utilization levels, material usage, service delivery costs, or supplier warranties on parts differ from the company's estimates, revisions to the estimated warranty liability would be required. The liability for warranties is included in other accrued expenses in the accompanying balance sheet. The changes in the carrying amount of warranty obligations are as follows (in thousands):

Balance at December 28, 2002	$ 22,863
Provision charged to income	22,689
Usage	(19,449)
Adjustments to previously provided warranties, net	(2,818)
Other, net (a)	2,360
Balance at December 31, 2003	25,645
Provision charged to income	21,063
Usage	(19,952)
Adjustments to previously provided warranties, net	(2,545)
Other, net (a)	3,158
Balance at December 31, 2004	$ 27,369

(a) Primarily represents the effects of currency translation.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock-based Compensation Plans and Pro Forma Stock-based Compensation Expense

The company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' equity.

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after 1994 under the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, and had the fair value of awards been amortized on a straight-line basis over the vesting period, the effect on certain financial information of the company would have been as follows:

	2004	2003	2002
	(In thousands except per share amounts)		
Income from Continuing Operations:			
As reported	$218,367	$175,210	$203,419
Add: Stock-based employee compensation expense included in reported results, net of tax	1,142	1,677	3,117
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(12,710)	(18,276)	(21,876)
Pro forma	$206,799	$158,611	$184,660
Basic Earnings per Share from Continuing Operations:			
As reported	$ 1.34	$ 1.08	$ 1.21
Pro forma	$ 1.27	$ 0.97	$ 1.10
Diluted Earnings per Share from Continuing Operations:			
As reported	$ 1.31	$ 1.05	$ 1.17
Pro forma	$ 1.24	$ 0.96	$ 1.06
Net Income:			
As reported	$361,837	$200,009	$309,730
Add: Stock-based employee compensation expense included in reported net income, net of tax	1,142	1,677	3,117
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(12,607)	(21,601)	(25,667)
Pro forma	$350,372	$180,085	$287,180
Basic Earnings per Share:			
As reported	$ 2.22	$ 1.23	$ 1.84
Pro forma	$ 2.15	$ 1.11	$ 1.70
Diluted Earnings per Share:			
As reported	$ 2.17	$ 1.20	$ 1.73
Pro forma	$ 2.10	$ 1.08	$ 1.61

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

The weighted average fair value per share of options granted was $8.79, $6.73, and $9.23 in 2004, 2003, and 2002, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model assuming an expected dividend yield of zero and with the following weighted-average assumptions:

	2004	2003	2002
Volatility	31%	38%	42%
Risk-free Interest Rate	3.2%	2.9%	4.2%
Expected Life of Options	4.6 years	4.4 years	6.0 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive to income from continuing operations, diluted earnings per share has been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects (Note 7).

Cash and Cash Equivalents

Cash equivalents consists principally of money market funds, commercial paper, and other marketable securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

In connection with preparation of the accompanying financial statements, the company concluded that it was appropriate to classify its investments in auction rate securities as short-term available-for-sale investments. Previously, such investments were classified as cash and cash equivalents. Accordingly, the company has revised the classification to exclude from cash and cash equivalents $108.1 million and $37.8 million of auction rate securities at December 31, 2003 and 2002, respectively, and to include such amounts as short-term available-for-sale investments. In addition, the company has made corresponding adjustments to the accompanying statement of cash flows to reflect the gross purchases and sales of these securities as investing activities. As a result, cash provided by investing activities decreased by $70.4 million and $37.8 million in 2003 and 2002, respectively. This change in classification does not affect previously reported cash flows from operations or from financing activities. Auction rate securities are debt instruments with interest rates that generally reset every 7 to 28 days. Despite the long-term nature of their stated contractual maturities, the company has the ability to quickly liquidate investments in auction rate securities.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Available-for-sale Investments

The company's marketable equity and debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' equity (Notes 8 and 9). Decreases in market values of individual securities below cost for a duration of six to nine months are deemed indicative of other than temporary impairment, and the company assesses the need to write down the carrying amount of the investments to market value through other income, net, in the accompanying statement of income.

Inventories

Inventories are stated at the lower of standard cost (which approximates the first-in, first-out basis) or net realizable value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

	2004	2003
	(In thousands)	
Raw Materials	$131,810	$118,660
Work in Progress	40,244	42,069
Finished Goods (includes $5,016 and $12,046 at customer locations)	164,657	141,432
	$336,711	$302,161

The company writes down its inventories for estimated obsolescence for differences between the cost and estimated net realizable value taking into consideration usage in the preceding 12 months, expected demand, and any other information that is relevant to the judgment. The company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value (Note 15).

Property, Plant, and Equipment

The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 3 to 40 years; machinery and equipment, 2 to 20 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

	2004	2003
	(In thousands)	
Land	$ 33,037	$ 33,621
Buildings and Improvements	156,218	137,447
Machinery, Equipment, and Leasehold Improvements	310,674	300,432
	499,929	471,500
Less: Accumulated Depreciation and Amortization	238,888	219,248
	$261,041	$252,252

Depreciation and amortization expense of property, plant, and equipment was $43.3 million, $37.7 million, and $36.2 million in 2004, 2003, and 2002, respectively.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Acquisition-related Intangible Assets and Other Assets

Other assets in the accompanying balance sheet include deferred tax assets, notes receivable, cash surrender value of life insurance, deferred debt expense, other assets and, in 2004, shares of Newport Corporation common stock subject to long-term resale restrictions (Note 16). Acquisition-related intangible assets include the costs of acquired product technology, patents, trademarks, and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives, which range from 2 to 20 years. The company has no intangible assets with indefinite lives. The company reviews other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Acquisition-related intangible assets are as follows:

	Gross	Accumulated Amortization	Net
		(In thousands)	
2004			
Product technology	$ 88,482	$ (27,490)	$ 60,992
Customer relationships	89,368	(11,968)	77,400
Patents	34,690	(19,295)	15,395
Trademarks	2,996	(941)	2,055
Other	4,398	(1,663)	2,735
	$219,934	$ (61,357)	$158,577
2003			
Product technology	$ 59,238	$ (19,238)	$ 40,000
Customer relationships	3,111	(417)	2,694
Patents	35,893	(18,189)	17,704
Trademarks	2,825	(657)	2,168
Other	4,134	(1,158)	2,976
	$105,201	$ (39,659)	$ 65,542

The estimated future amortization expense of acquisition-related intangible assets is as follows (in thousands):

2005	$ 29,257
2006	28,596
2007	28,034
2008	27,978
2009	19,969
2010 and thereafter	24,743
	$158,577

Amortization of acquisition-related intangible assets was $22.8 million, $9.0 million, and $7.2 million in 2004, 2003, and 2002, respectively.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Goodwill

The company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate it may be impaired. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with one or more of the company's reporting units. The company estimates the fair value of its reporting units by using forecasts of discounted future cash flows. When an impairment is indicated, any excess of carrying value over fair value of goodwill is recorded as an operating loss (Note 15).

The company completed annual tests for impairment at December 31, 2004 and 2003, and determined that goodwill was not impaired.

The changes in the carrying amount of goodwill by segment are as follows:

	Life and Laboratory Sciences	Measurement and Control	Total
		(In thousands)	
Balance at December 28, 2002	$ 885,843	$ 414,415	$1,300,258
Acquisitions	103,398	–	103,398
Write off due to sale of businesses	–	(11,976)	(11,976)
Currency translation	37,671	11,715	49,386
Other	–	106	106
Balance at December 31, 2003	1,026,912	414,260	1,441,172
Acquisitions	93,964	–	93,964
Acquired tax benefits	(38,748)	(1,771)	(40,519)
Finalization of purchase price allocation for Jouan	(22,186)	–	(22,186)
Reversal of acquisition reserve due to favorable lease settlement	(2,316)	–	(2,316)
Change in estimate of pre-acquisition tax matter	–	3,767	3,767
Currency translation	32,479	7,387	39,866
Other	(1,139)	416	(723)
Balance at December 31, 2004	$1,088,966	$ 424,059	$1,513,025

Currency Translation

All assets and liabilities of the company's non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' equity. Currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Forward Contracts

The company accounts for forward contracts under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires that all derivatives, including forward currency-exchange contracts, be recognized in the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The company immediately records in earnings the extent to which a hedge is not effective in achieving offsetting changes in fair value or cash flows.

The company uses forward currency-exchange contracts primarily to hedge certain operational (cash-flow hedges) and balance sheet (fair-value hedges) exposures resulting from changes in currency exchange rates. Such exposures result from purchases, sales, and intercompany loans that are denominated in currencies other than the functional currencies of the respective operations. These contracts principally hedge transactions denominated in U.S. dollars, euros, British pounds sterling, and Swiss francs. The company enters into these currency-exchange contracts to hedge anticipated product purchases and sales and assets and liabilities arising in the normal course of business, principally accounts receivable and intercompany loans. Accordingly, the hedges are not speculative in nature. As part of the company's overall strategy to manage the level of exposure to the risk of currency-exchange fluctuations, some operating units hedge a portion of their currency exposures anticipated over the ensuing 12-month period, using exchange contracts that have maturities of 12 months or less. The company does not hold or engage in transactions involving derivative instruments for purposes other than risk management.

The company records its forward currency-exchange contracts at fair value in its balance sheet as other current assets or other accrued expenses and, for cash-flow hedges, the related gains or losses on these contracts are deferred as a component of accumulated other comprehensive items in the accompanying balance sheet. These deferred gains and losses are recognized in earnings in the period in which the underlying anticipated transaction occurs. Unrealized gains and losses resulting from the impact of currency exchange rate movements on fair-value hedges are recognized in earnings in the period in which the exchange rates change and offset the currency losses and gains on the underlying exposure being hedged. Cash flows resulting from currency-exchange contracts qualifying as cash-flow hedges are recorded in the accompanying statement of cash flows in the same category as the item being hedged. At December 31, 2004, the company had deferred gains, net of income taxes, relating to forward currency-exchange contracts of a nominal amount, which is expected to be recognized as income over the next 12 months to approximately offset losses on the exposures being hedged. The ineffective portion of the gain or loss on derivative instruments is recorded in other income, net, in the accompanying statement of income and is not material for the three years presented.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment." SFAS No. 123(R) amends SFAS No. 123 to require that companies record as expense the effect of equity-based compensation, including stock options, over the applicable vesting period. The company currently discloses the effect on income that stock options would have were they recorded as expense. SFAS No. 123(R) also requires more extensive disclosures concerning stock options than required under current standards. The new rule applies to option grants made after adoption as well as options that are not vested at the date of adoption. SFAS No. 123(R) becomes effective no later than fiscal periods beginning after June 15, 2005. The company does not currently expect to elect early adoption and has not determined whether it will apply the new standard prospectively in the third quarter of 2005, retroactively from the beginning of 2005, or restate all periods on a comparable basis.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4," which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during 2006. The company currently is evaluating the impact this standard will have on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates were made in estimating future cash flows to quantify impairment of assets, and in determining the ultimate loss from abandoning leases at facilities being exited (Note 15). Actual results could differ from those estimates.

Note 2. Acquisitions and Dispositions

Acquisitions

In September 2004, the Life and Laboratory Sciences segment broadened its informatics offerings by acquiring InnaPhase Corporation, a supplier of laboratory information management systems for the pharmaceutical and biotechnology markets, for $66.5 million in cash, including debt repayment (or $64.7 million, net of cash acquired). In February 2005 the company received a post-closing adjustment of $0.5 million as a refund of part of the purchase price. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $39.8 million was allocated to goodwill, none of which is deductible for tax purposes. InnaPhase had revenues of $17.7 million in 2004, prior to it being acquired.

In April 2004, the Life and Laboratory Sciences segment expanded its service capabilities by acquiring US Counseling Services, Inc. (USCS), a supplier of equipment asset management services to the pharmaceutical, healthcare, and related industries, for $77.8 million in cash (or $74.7 million, net of cash acquired). The purchase price exceeded the fair value of the acquired net assets and, accordingly, $54.2 million was allocated to goodwill, all of which is deductible for tax purposes. USCS reported revenues of $57 million in 2003.

In addition, in September 2004 the Measurement and Control segment acquired a manufacturer and distributor of air quality instruments in China for $3.7 million in cash.

On December 31, 2003, the Life and Laboratory Sciences segment acquired Jouan SA for 110.9 million euros in cash ($137.8 million, or $122.7 million, net of cash acquired) and the assumption of approximately 11.8 million euros of debt ($14.7 million). Jouan is a global supplier of products used by life science researchers in academic, pharmaceutical, biotech, and clinical markets to prepare and preserve laboratory samples and has broadened the company's offerings in these markets. Having completed the acquisition of Jouan at the close of business on the last day of the company's fiscal year, the 2003 balance sheet of Jouan has been included in the accompanying financial statements, however, no results of operations or cash flows prior to 2004 have been included. During the first quarter of 2004, the company determined the fair value of Jouan's identifiable intangible assets and completed the purchase price allocation. As a result, $34.9 million was reclassified from goodwill to acquired intangible assets in 2004. In

Note 2. Acquisitions and Dispositions (continued)

addition, the company recorded a deferred tax liability of $12.1 million related to these assets, with a corresponding increase in goodwill. After these adjustments, goodwill arising from the Jouan acquisition totaled $77.1 million, none of which is deductible for tax purposes.

In 2003, in addition to the acquisition of Jouan, the company made four other acquisitions for $12.3 million in cash, net of cash acquired, and up to $2.0 million of additional consideration through 2005 based on post-acquisition results of one of the acquired businesses. The additional consideration will be recorded as an increase to goodwill, if earned.

In July 2002, the Measurement and Control segment acquired the radiation-monitoring products business (RMP) of Saint-Gobain Corporation to further enhance its line of security products. The aggregate purchase price was $31.4 million in cash. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $2.4 million was allocated as goodwill, all of which is deductible for tax purposes. RMP is a major supplier of radiation safety, security, and industrial equipment to the U.S. market, and the leader in personal radiation monitoring in the United Kingdom.

In a transaction undertaken in April and May 2002, the Life and Laboratory Sciences segment acquired CRS Robotics Corporation (CRS), a Toronto Stock Exchange-listed company, for 5.75 Canadian dollars per share (approximately $3.68 per share). The aggregate purchase price was $43.0 million in cash, net of cash acquired. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $21.9 million was allocated as goodwill, none of which is deductible for tax purposes. In 2004, the company determined that it was more likely than not that certain tax acquired attributes of CRS including net operating losses, would be realized. As a result, $7.2 million of tax assets were recorded with a corresponding decrease in goodwill. CRS is a global supplier of lab automation robotics, software, and equipment to the drug-discovery market. The acquisition was made to further enhance the segment's product offering for laboratory automation equipment.

In 2002, in addition to the acquisitions of RMP and CRS, the company made two other acquisitions for $4.3 million in cash.

In addition to the $7.2 million reduction in goodwill discussed above, the company recorded a reduction in goodwill of $33.3 million in 2004 as a result of the use of tax attributes of businesses acquired prior to 2002.

The company's acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the company's existing infrastructure such as sales force, distribution channels, and customer relations to expand sales of the acquired businesses' products; use of the infrastructure of the acquired businesses to cost effectively expand sales of company products; and elimination of duplicative facilities, functions, and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies' results have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in 2004, is subject to adjustment upon finalization of the purchase price allocation. The company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates.

Note 2. Acquisitions and Dispositions (continued)

Had the acquisition of Jouan, USCS, and InnaPhase been completed as of the beginning of 2003, the company's pro forma results for 2003 would have been as follows (in thousands except per share amounts):

Revenues	$2,063,341
Net Income	$ 185,911
Earnings per Share from Continuing Operations:	
Basic	$ 0.99
Diluted	$ 0.97
Earnings per Share:	
Basic	$ 1.14
Diluted	$ 1.12

The company's results for 2004 would not have been materially different from its reported results had the acquisitions of USCS and InnaPhase occurred at the beginning of the year.

The components of the purchase price allocation for 2004 acquisitions are as follows:

	InnaPhase	USCS	Other	Total
		(In thousands)		
Purchase Price:				
Cash paid (a)	$ 66,467	$ 77,785	$ 3,650	$147,902
Cash acquired	(1,777)	(3,115)	–	(4,892)
	$ 64,690	$ 74,670	$ 3,650	$143,010
Allocation:				
Current assets	$ 4,975	$ 5,711	$ 75	$ 10,761
Property, plant, and equipment	761	367	–	1,128
Acquired intangible assets	36,089	34,700	3,610	74,399
Goodwill	39,753	54,211	–	93,964
Other assets	4,465	3	–	4,468
Liabilities assumed	(21,353)	(20,322)	(35)	(41,710)
	$ 64,690	$ 74,670	$ 3,650	$143,010

(a) Includes acquisition expenses.

Note 2. Acquisitions and Dispositions (continued)

Acquired intangible assets for 2004 acquisitions are as follows:

	InnaPhase	USCS	Other	Total
		(In thousands)		
Customer Relationships	$ 22,676	$ 34,700	$ 1,805	$ 59,181
Product Technology	13,413	–	1,805	15,218
	$ 36,089	$ 34,700	$ 3,610	$ 74,399

The weighted-average amortization periods for intangible assets acquired in 2004 are: 5 years for customer relationships and 7 years for product technology. The weighted-average amortization period for all intangible assets acquired in 2004 is 6 years.

The components of the purchase price allocation for 2003 acquisitions, as revised in 2004 following the completion of the purchase price allocation for Jouan, are as follows:

	Jouan	Other	Total
		(In thousands)	
Purchase Price:			
Cash paid (a)	$137,838	$ 12,422	$150,260
Cash acquired	(15,188)	(148)	(15,336)
	$122,650	$ 12,274	$134,924
Allocation:			
Current assets	$ 48,049	$ 3,713	$ 51,762
Property, plant, and equipment	24,089	851	24,940
Acquired intangible assets	35,116	8,078	43,194
Goodwill	77,130	4,082	81,212
Other assets	7	2	9
Debt	(14,653)	(234)	(14,887)
Other liabilities assumed	(47,088)	(4,218)	(51,306)
	$122,650	$ 12,274	$134,924

(a) Includes acquisition expenses.

Acquired intangible assets for 2003 acquisitions are as follows:

	Jouan	Other	Total
		(In thousands)	
Customer and Distributor Relationships	$ 24,643	$ –	$ 24,643
Product Technology	10,231	4,755	14,986
Patents	198	1,352	1,550
Other	44	1,971	2,015
	$ 35,116	$ 8,078	$ 43,194

Note 2. Acquisitions and Dispositions (continued)

The weighted-average amortization periods for intangible assets acquired in 2003 are: 6 years for customer and distributor relationships; 6 years for product technology; 10 years for patents; and 3 years for other intangible assets. The weighted-average amortization period for all intangible assets acquired in 2003 is 6 years.

The company has undertaken restructuring activities at acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill or other intangible assets when no goodwill exists. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.

The company did not establish material reserves for restructuring businesses acquired in 2004.

The changes in accrued acquisition expenses for acquisitions completed during 2003 are as follows:

	Severance	Abandonment of Excess Facilities	Other	Total
	(In thousands)			
Reserves established	$ 5,043	$ 3,954	$ 99	$ 9,096
Payments	(62)	(44)	–	(106)
Currency translation	17	15	7	39
Balance at December 31, 2003	4,998	3,925	106	9,029
Reserves established	747	–	317	1,064
Payments	(3,241)	(385)	(385)	(4,011)
Decrease recorded as a reduction in goodwill	–	(2,329)	–	(2,329)
Currency translation	639	120	43	802
Balance at December 31, 2004	$ 3,143	$ 1,331	$ 81	$ 4,555

The principal accrued acquisition expenses for 2003 acquisitions were for severance for approximately 160 employees at Jouan across all functions and the downsizing of a Jouan manufacturing facility in Denmark, with a lease expiring in 2007, to a smaller site. The company expects to pay amounts accrued for severance and other expenses primarily through 2005 and amounts accrued for abandonment of excess facilities through 2007. Changes to restructuring plans arising in the first year following the acquisitions have been reflected through adjustments to goodwill.

Note 2. Acquisitions and Dispositions (continued)

The changes in accrued acquisition expenses for acquisitions completed prior to 2003 are as follows:

	Severance	Abandonment of Excess Facilities	Other	Total
		(In thousands)		
Balance at December 29, 2001	$ 626	$ 6,226	$ 131	$ 6,983
Reserves established	1,727	509	487	2,723
Payments	(830)	(452)	(73)	(1,355)
Decrease recorded as a reduction in goodwill and other intangible assets	(329)	–	(73)	(402)
Currency translation	125	727	27	879
Balance at December 28, 2002	1,319	7,010	499	8,828
Payments	(904)	(653)	(194)	(1,751)
Decrease recorded as a reduction in goodwill and other intangible assets	(488)	(401)	(186)	(1,075)
Currency translation	73	684	28	785
Balance at December 31, 2003	–	6,640	147	6,787
Payments	–	(183)	(118)	(301)
Decrease recorded as a reduction in goodwill	–	(2,316)	–	(2,316)
Currency translation	–	393	2	395
Balance at December 31, 2004	$ –	$ 4,534	$ 31	$ 4,565

The principal acquisition expenses for pre-2003 acquisitions were for severance for approximately 878 employees across all functions and for abandoned facilities, primarily related to the company's acquisitions of Life Sciences International PLC in 1997, the product-monitoring businesses of Graseby Limited in 1998, Spectra-Physics AB in 1999, CRS in 2002, and RMP in 2002. The abandoned facilities for the 1997 and 1998 acquisitions include four operating facilities in England with leases expiring through 2014. The amounts captioned as "other" primarily represent employee relocation, contract termination, and other exit costs.

Dispositions

The company sold Spectra-Physics in 2004 and reclassified the financial information pertaining to the business to discontinued operations for all periods presented (Note 16). The company's continuing operations sold several noncore businesses for net cash proceeds of $16.4 million in 2003 and $22.3 million in 2002 and recorded $4.7 million of pre-tax losses in 2003 and $2.6 million of net pre-tax gains in 2002, which are included in restructuring and other costs, net, in the accompanying statement of income.

Note 2. Acquisitions and Dispositions (continued)

In 2000, the company's Measurement and Control segment sold its Spectra Precision businesses to Trimble Navigation Limited. As part of the sale proceeds, the company obtained an $80.0 million note from Trimble, which carried interest at 10%. Trimble and the company negotiated a change in the note's terms in March 2002. Under the revised terms, Trimble paid $11 million of principal, together with $10 million of accrued interest. The amended note carried an interest rate of 10.41% and under certain conditions allowed the interest to be added to the note's principal. In addition, the company obtained warrants to purchase shares of Trimble, which became exercisable at various times and prices depending on the outstanding balance of the note. The warrants were recorded at their fair value. During 2003, Trimble repaid the note in full and the company sold all of the warrants that it had obtained from Trimble. The company recorded a gain of $1.2 million on the sale of the warrants as other income in the accompanying 2003 statement of income.

Note 3. Business Segment and Geographical Information

The company's businesses are managed in two segments:

Life and Laboratory Sciences: serves the pharmaceutical, biotechnology, and other research and industrial laboratory markets, as well as scientists in government and academia, with advanced instrument systems and software that enable discovery, R&D, and quality assurance. The segment also serves the healthcare market with rapid point-of-care diagnostic tests, and with equipment, laboratory-automation systems, and consumables for pharmaceutical, biotechnology, academic, government, and clinical customers.

Measurement and Control: enables customers in key industrial markets, such as chemical, oil and gas, semiconductor, pharmaceutical, food and beverage, minerals and mining, and steel, to control and optimize their manufacturing processes. The segment provides analytical tools, online process instruments, and precision temperature-control systems that are used to increase quality, improve productivity, and meet environmental and other regulatory standards. The segment also offers a comprehensive range of chemical-, radiation-, and explosives-detection instruments.

As part of the divestiture of Spectra-Physics in 2004 (Note 16), the company retained a manufacturing unit in New York with approximately $5 million in annual revenues. This business was transferred to the Life and Laboratory Sciences segment and prior period results for this segment have been reclassified to reflect this change.

During 2003, the company transferred management responsibility and the related financial reporting and monitoring for several small business units between segments as follows: (1) the compositional-metrology business was moved to the Life and Laboratory Sciences segment from the Optical Technologies segment; (2) the ultra-high-vacuum systems and semiconductor-testing businesses were moved to the Measurement and Control segment from the Optical Technologies segment; and (3) the organic elemental analysis business was moved to the Life and Laboratory Sciences segment from the Measurement and Control segment. The company has historically moved a business unit between segments when a shift in strategic focus of either the business unit or a segment more closely aligns the business unit with a segment different than that in which it had previously been reported. In addition to these changes, during the first quarter of 2003, the company began allocating certain costs, which had previously been classified as corporate expenses, to the business segments based on the estimated extent to which the segment benefited from the costs. Allocated costs principally include e-commerce, global sourcing, and marketing as well as some legal, human resources, and information systems costs. Prior-period segment information has been reclassified to reflect these changes.

Business segment information captioned as Other in the following tables represents results of a unit that marketed and manufactured molecular beam epitaxy equipment. The unit was part of the company's former Optical Technologies segment and was sold in 2003.

Note 3. Business Segment and Geographical Information (continued)

	2004	2003	2002
		(In thousands)	
Business Segment Information			
Revenues:			
Life and Laboratory Sciences	$ 1,573,445	$ 1,293,009	$ 1,204,034
Measurement and Control	632,550	601,104	629,697
Other	–	5,265	15,629
	$ 2,205,995	$ 1,899,378	$ 1,849,360
Income from Continuing Operations Before Provision for Income Taxes:			
Life and Laboratory Sciences (a)	$ 224,393	$ 183,533	$ 172,791
Measurement and Control (b)	53,376	44,549	45,862
Other (c)	(163)	(8,429)	(14,893)
Total Operating Income – Segments	277,606	219,653	203,760
Corporate/Other (d)	(18,387)	2,978	97,602
	$ 259,219	$ 222,631	$ 301,362
Total Assets:			
Life and Laboratory Sciences	$ 2,438,703	$ 2,128,177	$ 1,726,709
Measurement and Control	971,515	894,772	982,224
Other	210	286	3,477
Corporate (e)	160,697	83,517	625,164
Total Assets – Continuing Operations	3,571,125	3,106,752	3,337,574
Discontinued Operations	5,600	282,570	313,901
	$ 3,576,725	$ 3,389,322	$ 3,651,475

Note 3. Business Segment and Geographical Information (continued)

	2004	2003	2002
		(In thousands)	
Depreciation:			
Life and Laboratory Sciences	$ 29,811	$ 23,399	$ 21,795
Measurement and Control	10,245	10,698	11,065
Other	–	382	494
Corporate	3,254	3,199	2,880
	$ 43,310	$ 37,678	$ 36,234
Amortization:			
Life and Laboratory Sciences	$ 19,830	$ 6,592	$ 5,630
Measurement and Control	2,998	2,446	1,613
Corporate	3	–	–
	$ 22,831	$ 9,038	$ 7,243
Capital Expenditures:			
Life and Laboratory Sciences	$ 36,837	$ 26,585	$ 25,708
Measurement and Control	9,710	9,321	10,759
Other	–	–	3,010
Corporate	3,438	5,784	1,965
	$ 49,985	$ 41,690	$ 41,442
Geographical Information			
Revenues (f):			
United States	$ 1,272,153	$ 1,133,626	$ 1,158,473
England	324,728	294,264	290,194
Germany	316,386	254,038	205,243
Other	790,327	617,282	540,565
Transfers among geographical areas (g)	(497,599)	(399,832)	(345,115)
	$ 2,205,995	$ 1,899,378	$ 1,849,360
Long-lived Assets (h):			
United States	$ 116,306	$ 118,751	$ 113,890
England	23,291	22,728	26,844
Germany	41,025	29,070	25,779
Other	116,009	93,083	57,529
	$ 296,631	$ 263,632	$ 224,042
Export Sales Included in United States Revenues Above (i)	$ 383,600	$ 354,108	$ 333,077

Note 3. Business Segment and Geographical Information (continued)

(a) Includes restructuring and other costs, net, of $10.2 million, $21.8 million, and $19.4 million in 2004, 2003, and 2002, respectively.
(b) Includes restructuring and other costs, net, of $6.5 million, $10.3 million, and $13.6 million in 2004, 2003, and 2002, respectively.
(c) Includes restructuring and other costs, net, of $0.2 million, $8.1 million, and $10.6 million in 2004, 2003, and 2002, respectively.
(d) Includes corporate general and administrative expenses and other income and expense. Includes corporate restructuring and other costs of $2.3 million, $5.1 million, and $2.6 million at the company's corporate offices in 2004, 2003, and 2002, respectively. Other income and expense includes $9.6 million, $29.0 million, and $109.9 million of income in 2004, 2003, and 2002, respectively, primarily related to the company's investment in FLIR and Thoratec (Note 4).
(e) Primarily cash and cash equivalents, short-term investments, and property and equipment at the company's corporate office.
(f) Revenues are attributed to countries based on selling location.
(g) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(h) Includes property, plant, and equipment, net, and other long-term tangible assets.
(i) In general, export revenues are denominated in U.S. dollars.

Note 4. Other Income, Net

The components of other income, net, in the accompanying statement of income are as follows:

	2004	2003	2002
		(In thousands)	
Interest Income	$ 9,021	$ 19,663	$ 47,628
Interest Expense (Note 10)	(10,979)	(18,197)	(40,246)
Gain on Investments, Net (Note 9)	20,838	35,536	123,134
Equity in Earnings of Unconsolidated Subsidiaries	733	490	2,533
Other Items, Net (Note 10)	2,094	(2,245)	(1,549)
	$ 21,707	$ 35,247	$131,500

As a result of the divestiture of Thermo Cardiosystems Inc. in 2001, the company acquired shares of Thoratec Corporation. The company sold 1,250,000 and 2,000,000 shares of Thoratec common stock during 2004 and 2003 and realized gains of $9.6 million and $16.3 million, respectively. At December 31, 2004, the company owned 4.4 million shares of Thoratec with a fair market value of $46.2 million.

The company acquired 4,162,000 shares of FLIR Systems, Inc. common stock in connection with a business acquired in 1999. FLIR designs, manufactures, and markets thermal imaging and broadcast camera systems that detect infrared radiation or heat emitted directly by all objects and materials. Through the first quarter of 2002, the company accounted for its investment in FLIR using the equity method with a one quarter lag to ensure the availability of FLIR's operating results in time to enable the company to include its pro-rata share of FLIR's results with its own. In December 2001, following a sale of shares, the company's ownership of FLIR fell below 20%. In the first quarter of 2002, the company recorded $2.1 million of income as its share of FLIR's fourth quarter 2001 earnings through the date on which the company's ownership fell below 20%. Effective March 30, 2002, the company accounted for its investment in FLIR as an available-for-sale security and no longer recorded its share of FLIR's earnings. As an available-for-sale security, the investment in FLIR was recorded at quoted market value in current assets, and unrealized gains or losses were recorded as a part of accumulated other comprehensive items.

Note 4. Other Income, Net (continued)

The company sold 334,175 and 2,669,700 shares of FLIR common stock during 2003 and 2002, respectively, and realized gains of $13.7 million and $111.4 million, respectively. These gains included $3.9 million and $31.0 million in 2003 and 2002, respectively, from the recovery of amounts written down in prior years when the company deemed an impairment of its investment in FLIR to be other than temporary. At December 31, 2003, the company no longer owned shares of FLIR.

Gain on investments, net, also includes portfolio gains from the company's day-to-day investing activities.

Note 5. Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans

The company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of a variety of stock and stock-based awards, including restricted stock, stock options, stock bonus shares, or performance-based shares, as determined by the compensation committee of the company's Board of Directors (the Board Committee) or in limited circumstances, by the company's option committee, which consists of its chief executive officer. Generally, options granted prior to July 2000 under these plans are exercisable immediately, but shares acquired upon exercise are subject to certain transfer restrictions and the right of the company to repurchase the shares at the exercise price upon certain events, primarily termination of employment. The restrictions and repurchase rights lapse over periods ranging from 0-10 years, depending on the term of the option, which may range from 3-12 years. Options granted in or after July 2000 under these plans generally vest over three to five years, assuming continued employment with certain exceptions. Upon a change in control of the company, all options, regardless of grant date, become immediately exercisable and shares acquired upon exercise cease to be subject to transfer restrictions and the company's repurchase rights. Nonqualified options are generally granted at fair market value, although options may be granted at a price at or above 85% of the fair market value on the date of grant under certain of the company's plans. Incentive stock options must be granted at not less than the fair market value of the company's stock on the date of grant. Stock options have been granted at fair market value. The company also has a directors' stock option plan that provides for the annual grant of stock options of the company to outside directors. Options awarded under this plan prior to 2003 are immediately exercisable and expire three to seven years after the date of grant. Options awarded in 2003 and thereafter vest over three years, assuming continued service on the board, and expire seven years after the date of grant.

Following the completion of a cash tender offer in December 2001 for all the shares of Spectra-Physics it did not previously own, the company completed a short-form merger with Spectra-Physics in February 2002. Options to purchase shares of Spectra-Physics became options to purchase 2,242,000 shares of Thermo Electron common stock, which was accounted for in accordance with the methodology set forth in FASB Interpretation (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation."

In 2004, 2003, and 2002, the company awarded to a number of key employees 60,000, 75,000, and 323,000 shares, respectively, of restricted company common stock or restricted units that convert into an equivalent number of shares of common stock assuming continued employment, with some exceptions. The awards had an aggregate value of $1.7 million, $1.6 million, and $6.5 million, respectively. The awards generally vest in equal annual installments over three years, assuming continued employment, with some exceptions. Of the shares/units awarded in 2002, 112,000 units vested immediately but did not become shares of company common stock until cessation of employment. The company recorded $1.8 million, $2.6 million, and $4.5 million of compensation expense related to these awards in 2004, 2003, and 2002, respectively.

Note 5. Employee Benefit Plans (continued)

A summary of the company's stock option activity is as follows:

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(Shares in thousands)					
Options Outstanding, Beginning of Year	15,915	$20.83	22,472	$20.11	19,663	$17.78
Granted	1,671	27.77	1,534	18.82	5,322	19.69
Assumed in merger with subsidiary (Note 16)	–	–	–	–	2,242	42.71
Exercised	(3,920)	16.77	(5,200)	14.69	(2,049)	13.03
Forfeited	(2,773)	32.51	(2,891)	25.21	(2,706)	26.46
Options Outstanding, End of Year	10,893	$20.38	15,915	$20.83	22,472	$20.11
Options Exercisable	6,003	$19.32	8,916	$21.57	11,391	$19.44
Options Available for Grant	3,806		3,842		3,667	

A summary of the status of the company's stock options at December 31, 2004, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(Shares in thousands)				
$ 3.49 – $ 11.00	643	1.9 years	$ 9.48	579	$ 9.49
11.01 – 19.00	2,324	3.4 years	16.01	1,487	15.65
19.01 – 21.00	4,248	5.3 years	19.77	1,944	19.78
21.01 – 30.00	3,414	4.6 years	24.71	1,862	22.82
30.01 – 40.00	220	5.1 years	31.66	87	33.02
40.01 – 70.00	15	1.5 years	46.99	15	46.99
70.01 – 196.48	29	4.1 years	91.47	29	91.27
$ 3.49 – $196.48	10,893	4.5 years	$20.38	6,003	$19.32

Note 5. Employee Benefit Plans (continued)

Employee Stock Purchase Plans

Qualifying employees are eligible to participate in an employee stock purchase plan sponsored by the company. Under this program, shares of the company's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the purchase period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. In early 2005, 2004, and 2003, the company issued 136,000, 185,000, and 147,000 shares, respectively, of its common stock for the 2004, 2003, and 2002 plan years, which ended on December 31.

The company has a plan in England under which employees can purchase shares of the company's common stock through payroll deductions. No material issuances occurred in 2002 - 2004 under the plan. As of December 31, 2004, 87,000 shares of the company's common stock have been reserved for issuance under the plan. Following the issuance of shares under the plan in 2005, the plan will be discontinued.

401(k) Savings Plan and Other Defined Contribution Plans

The company's 401(k) savings plan covers the majority of the company's eligible full-time U.S. employees. Contributions to the plan are made by both the employee and the company. Company contributions are based on the level of employee contributions.

Certain of the company's subsidiaries offer retirement plans in lieu of participation in the company's principal 401(k) savings plan. Company contributions to these plans are based on formulas determined by the company.

For these plans, the company contributed and charged to expense $17.7 million, $16.3 million, and $17.2 million in 2004, 2003, and 2002, respectively.

Defined Benefit Pension Plans

Several of the company's non-U.S. subsidiaries, principally in Germany and England, and one U.S. subsidiary have defined benefit pension plans covering substantially all full-time employees at those subsidiaries. Some of the plans are unfunded, as permitted under the plans and applicable laws. Net periodic benefit costs for the plans in aggregate included the following components:

	2004	2003	2002
		(In thousands)	
Service Cost	$ 5,527	$ 4,408	$ 3,051
Interest Cost on Benefit Obligation	11,191	9,578	6,836
Expected Return on Plan Assets	(9,798)	(8,227)	(7,273)
Recognized Net Actuarial Loss	2,558	2,091	114
Amortization of Unrecognized Initial Obligation and Prior Service Cost	1	45	35
	$ 9,479	$ 7,895	$ 2,763

Note 5. Employee Benefit Plans (continued)

The activity under the company's defined benefit plans is as follows:

	2004	2003
	(In thousands)	
Change in Benefit Obligation:		
Benefit obligation, beginning of year	$215,199	$ 173,001
Service cost	5,527	4,408
Interest cost	11,191	9,578
Benefits paid	(4,745)	(4,961)
Actuarial loss	10,137	12,205
Currency translation	18,560	20,968
Benefit obligation, end of year	255,869	215,199
Change in Plan Assets:		
Fair value of plan assets, beginning of year	146,283	114,790
Company contributions	5,624	4,638
Benefits paid	(4,745)	(4,961)
Actual return on plan assets	12,687	18,625
Currency translation	12,452	13,191
Fair value of plan assets, end of year	172,301	146,283
Funded Status	(83,568)	(68,916)
Unrecognized Net Actuarial Loss	60,925	52,176
Unrecognized Initial Obligation and Prior Service Cost	63	64
Net Amount Recognized	$ (22,580)	$ (16,676)
Amounts Recognized in the Balance Sheet:		
Accrued pension liability	$ (68,984)	$ (56,533)
Intangible asset	63	64
Accumulated other comprehensive items	46,341	39,793
Net Amount Recognized	$ (22,580)	$ (16,676)

All of the company's defined benefit plans have projected benefit obligations and accumulated benefit obligations in excess of plan assets. The aggregate accumulated benefit obligations were $240.7 million and $201.2 million at year-end 2004 and 2003, respectively. The measurement date used to determine benefit information was December 31 for all plan assets and benefit obligations.

Note 5. Employee Benefit Plans (continued)

The weighted average rates used to determine the net periodic benefit costs were as follows:

	2004	2003	2002
Discount Rate	5.3%	5.5%	6.3%
Rate of Increase in Salary Levels	3.3%	3.3%	3.9%
Expected Long-term Rate of Return on Assets	6.8%	6.9%	7.7%

The weighted average rates used to determine benefit obligations at the respective year ends were as follows:

	2004	2003
Discount Rate	4.9%	5.3%
Rate of Increase in Salary Levels	3.2%	3.3%

In determining the expected long-term rate of return on plan assets, the company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. In addition, the company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

For the company's plans, the asset allocation at the respective year ends by asset category, which approximates target allocation, was as follows:

	2004	2003
Equity Securities	62%	64%
Debt Securities	21%	18%
Insurance Policies	6%	7%
Real Estate	3%	2%
Other	8%	9%
	100%	100%

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The company expects to make contributions to its plans in 2005 of approximately $4.7 million.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

2005	$ 7,092
2006	7,601
2007	7,842
2008	8,939
2009	9,489
2010-2014	$55,012

Note 6. Income Taxes

The components of income from continuing operations before provision for income taxes are as follows:

	2004	2003	2002
		(In thousands)	
U.S.	$109,812	$108,424	$223,257
Non-U.S.	149,407	114,207	78,105
	$259,219	$222,631	$301,362

The components of the provision for income taxes of continuing operations are as follows:

	2004	2003	2002
		(In thousands)	
Currently Payable:			
Federal	$ 10,759	$ 41,126	$ 60,302
Non-U.S.	29,636	32,572	24,299
State	(6,363)	1,575	1,888
	34,032	75,273	86,489
Net Deferred (Prepaid):			
Federal	7,494	(29,766)	9,648
Non-U.S.	(679)	1,621	1,429
State	5	293	377
	6,820	(27,852)	11,454
	$ 40,852	$ 47,421	$ 97,943

The income tax provision (benefit) included in the accompanying statement of income is as follows:

	2004	2003	2002
		(In thousands)	
Continuing Operations	$ 40,852	$ 47,421	$ 97,943
Discontinued Operations	(73,049)	6,656	(26,486)
	$(32,197)	$ 54,077	$ 71,457

The company receives a tax deduction upon the exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $16.0 million, $12.0 million, and $6.7 million, of such benefits of the company that have been allocated to capital in excess of par value in 2004, 2003, and 2002, respectively.

Note 6. Income Taxes (continued)

The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes due to the following:

	2004	2003	2002
		(In thousands)	
Provision for Income Taxes at Statutory Rate	$ 90,727	$ 77,921	$105,477
Increases (Decreases) Resulting From:			
Tax return reassessments and settlements	(33,782)	–	–
Non-U.S. tax rate and tax law differential	(17,392)	(12,909)	2,299
Federal tax credits	(1,618)	(13,678)	(7,105)
Foreign sales corporation/extraterritorial income exclusion	(3,396)	(3,358)	(2,184)
Basis difference of businesses sold or terminated	2,847	(4,988)	206
State income taxes, net of federal tax	1,885	1,213	1,472
Nondeductible expenses	863	1,014	905
Losses not benefited in the year they occurred	–	2,224	(3,192)
Other, net	718	(18)	65
	$ 40,852	$ 47,421	$ 97,943

Net deferred tax asset in the accompanying balance sheet consists of the following:

	2004	2003
	(In thousands)	
Deferred Tax Asset (Liability):		
Net operating loss and credit carryforwards	$160,693	$116,441
Reserves and accruals	71,582	77,646
Inventory basis difference	22,714	25,170
Accrued compensation	4,728	5,483
Depreciation and amortization	(27,829)	(16,869)
Available-for-sale investments	(11,901)	(20,132)
Other, net	(2,434)	(2,119)
	217,553	185,620
Less: Valuation allowance	66,152	70,245
	$151,401	$115,375

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction and provides a valuation allowance for tax assets and loss and credit carryforwards that it believes will more likely than not go unused. The valuation allowance primarily relates to the uncertainty surrounding the realization of acquired tax loss and credit carryforwards. Any tax benefit resulting from the use of acquired loss carryforwards will be used to reduce goodwill.

Note 6. Income Taxes (continued)

During 2004 and early 2005, the Internal Revenue Service (IRS) and the company reached a final settlement of the audit of the company's tax returns for the 1998 through 2000 tax years. In addition, in 2004 audits of state tax returns were completed. In 2004, the company recorded tax benefits that had not previously been recognized of $33.8 million in continuing operations and $52.7 million in discontinued operations (Note 16) associated with the completion of the tax audits.

In addition to the tax benefit of $52.7 million, discussed above, the company's tax benefit from discontinued operations in 2004 included amounts pertaining to Spectra-Physics (Note 16).

At December 31, 2004, the company had federal, state, and non-U.S. net operating loss carryforwards of $80 million, $99 million, and $188 million, respectively. Use of the carryforwards is limited based on the future income of certain subsidiaries. The federal and state net operating loss carryforwards expire in the years 2005 through 2024. Of the non-U.S. net operating loss carryforwards, $14 million expire in the years 2005 through 2014, and the remainder do not expire. The company also had $60 million of federal foreign tax credit carryforwards as of December 31, 2004, which expire in the years 2005 through 2014.

A provision has not been made for U.S. or additional non-U.S. taxes on $629 million of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. because the company plans to keep these amounts permanently reinvested overseas except for instances where the company can remit such earnings to the U.S. without an associated net tax cost.

The American Jobs Creation Act of 2004, signed into law in October 2004, allows companies to repatriate permanently reinvested non-U.S. earnings in 2005 or 2006 at an effective rate of 5.25%. The company does not currently expect to take advantage of this provision. The new tax law also phases out an existing deduction based on export revenues and replaces it with a deduction for a portion of the profit derived from domestic manufacturing activities. The company is continuing to evaluate the effect of this change but does not expect a material impact on its tax provision.

Note 7. Earnings per Share

	2004	2003	2002
	(In thousands except per share amounts)		
Income from Continuing Operations	$218,367	$175,210	$203,419
Income (Loss) from Discontinued Operations	43,018	(2,513)	(9,059)
Gain on Disposal of Discontinued Operations, Net	100,452	27,312	115,370
Net Income for Basic Earnings per Share	361,837	200,009	309,730
Effect of Convertible Debentures	1,606	4,830	13,986
Income Available to Common Shareholders, as Adjusted for Diluted Earnings per Share	$363,443	$204,839	$323,716
Basic Weighted Average Shares	163,133	162,713	168,572
Effect of:			
Convertible debentures	1,846	5,737	15,952
Stock options	2,571	2,085	2,068
Contingently issuable shares	91	195	19
Diluted Weighted Average Shares	167,641	170,730	186,611

Note 7. Earnings per Share (continued)

	2004	2003	2002
	(In thousands except per share amounts)		
Basic Earnings per Share:			
Continuing operations	$ 1.34	$ 1.08	$ 1.21
Discontinued operations	.88	.15	.63
	$ 2.22	$ 1.23	$ 1.84
Diluted Earnings per Share:			
Continuing operations	$ 1.31	$ 1.05	$ 1.17
Discontinued operations	.86	.15	.57
	$ 2.17	$ 1.20	$ 1.73

Options to purchase 1,078,000, 6,678,000, and 10,786,000 shares of common stock were not included in the computation of diluted earnings per share for 2004, 2003, and 2002, respectively, because the options' exercise prices were greater than the average market price for the common stock and their effect would have been antidilutive.

The computation of diluted earnings per share for 2003 and 2002 excludes the effect of assuming the conversion of the company's 4 3/8% subordinated convertible debentures convertible at $111.83 per share because the effect would be antidilutive. These debentures were no longer outstanding as of December 31, 2003, having previously been redeemed.

Note 8. Comprehensive Income

Comprehensive income combines net income and other comprehensive items. Other comprehensive items represents certain amounts that are reported as components of shareholders' equity in the accompanying balance sheet, including currency translation adjustments, unrealized gains and losses, net of tax, on available-for-sale investments and hedging instruments, and minimum pension liability adjustment.

Accumulated other comprehensive items in the accompanying balance sheet consists of the following:

	2004	2003
	(In thousands)	
Cumulative Translation Adjustment	$180,063	$ 83,263
Net Unrealized Gains on Available-for-sale Investments	13,731	31,885
Net Unrealized Gains (Losses) on Hedging Instruments	5	(2,523)
Minimum Pension Liability Adjustment (net of tax benefit of $13,908 and $12,613)	(32,433)	(29,410)
	$161,366	$ 83,215

Note 8. Comprehensive Income (continued)

Comprehensive income in 2002 excludes the effect of unrealized gains of $111 million that existed at the date the company reclassified equity interests in FLIR and Thoratec to available-for-sale investments.

The change in unrealized gains (losses) on available-for-sale investments, a component of other comprehensive items in the accompanying statement of comprehensive income and shareholders' equity, includes the following:

	2004	2003	2002
		(In thousands)	
Unrealized Holding Gains (Losses) Arising During the Year (net of income tax provision (benefit) of $(2,481), $14,407, and $(22,067))	$ (4,609)	$ 26,754	$(34,481)
Reclassification Adjustment for (Gains) Losses Included in Net Income (net of income tax provision (benefit) of $2,690, $(1,366), and $15,746)	(5,361)	1,441	(31,413)
Net Unrealized Gains (Losses) (net of income tax provision (benefit) of $(5,171), $15,773, and $(37,813))	$ (9,970)	$ 28,195	$(65,894)

The change in unrealized gains (losses) on hedging instruments, a component of other comprehensive items in the accompanying statement of comprehensive income and shareholders' equity, includes the following:

	2004	2003	2002
		(In thousands)	
Unrealized Holding Gains (Losses) Arising During the Year (net of income tax provision (benefit) of $(43), $(2,137), and $(1,794))	$ 28	$(4,261)	$(2,852)
Reclassification Adjustment for Losses Included in Net Income (net of income tax provision (benefit) of $(1,410), $(1,686), and $(15))	2,500	3,228	24
Net Unrealized Gains (Losses) (net of income tax provision (benefit) of $1,367, $(451), and $(1,779))	$ 2,528	$(1,033)	$(2,828)

Note 9. Available-for-sale Investments

The aggregate market value, cost basis, and gross unrealized gains and losses of short-term available-for-sale investments by major security type are as follows:

	Market Value	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses
			(In thousands)		
2004					
Equity Securities	$ 81,446	$ 60,321	$ 22,107	$ (982)	$ 22,703
Auction Rate Securities	103,923	103,923	–	–	–
	$185,369	$164,244	$ 22,107	$ (982)	$ 22,703
2003					
Corporate Bonds and Notes	$ 18,638	$ 18,578	$ 60	$ –	$ –
Equity Securities	95,688	46,695	48,993	–	–
Auction Rate Securities	108,139	108,139	–	–	–
	$222,465	$173,412	$ 49,053	$ –	$ –

The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. The net gain on the sale of available-for-sale investments resulted from gross realized gains of $21.0 million, $38.2 million, and $126.6 million, and gross realized losses of $0.2 million, $2.7 million, and $3.5 million, in 2004, 2003, and 2002, respectively. The sole investment with an unrealized loss at December 31, 2004, was the portion of the company's investment in Newport common stock held as an available-for-sale security (Note 16). The company acquired the shares of Newport in July 2004. The fair value of the Newport shares increased in early 2005 such that it approximated the company's cost.

The company's investments in auction rate securities are recorded at cost, which approximates fair value due to their variable interest rates. The interest rates generally reset every 7 to 28 days. Despite the long-term nature of their stated contractual maturities, the company has the ability to quickly liquidate investments in auction rate securities. All income generated from these investments has been recorded as interest income.

Note 10. Long-term Obligations and Other Financing Arrangements

	2004	2003
	(In thousands except per share amounts)	
7 5/8% Senior Notes, Due 2008	$135,232	$137,874
3 1/4% Subordinated Convertible Debentures, Due 2007, Convertible at $41.84 per Share	77,234	77,234
Other	15,556	20,282
	228,022	235,390
Less: Current Maturities	1,952	5,881
	$226,070	$229,509

The annual requirements for long-term obligations are as follows (in thousands):

2005	$ 1,952
2006	1,818
2007	78,552
2008	136,619
2009	1,418
2010 and thereafter	7,663
	$228,022

See Note 13 for fair value information pertaining to the company's long-term obligations.

Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet included $13.1 million and $39.9 million at year-end 2004 and 2003, respectively, of short-term bank borrowings and borrowings under lines of credit of certain of the company's subsidiaries. The weighted average interest rate for these borrowings was 1.4% and 1.5% at year-end 2004 and 2003, respectively. Unused lines of credit for non-U.S. subsidiaries were $189 million as of year-end 2004. The unused lines of credit generally provide for short-term unsecured borrowings at various interest rates. In addition, the company has a credit facility of $250 million discussed below.

In 2003 and 2002, the company redeemed the convertible debentures discussed below with the objective of reducing interest expense. The redemption price was 100% of the principal amount of the debentures plus accrued interest. In 2003, the company redeemed all of its outstanding 4 3/8% subordinated convertible debentures due 2004 and 4% subordinated convertible debentures due 2005. The principal amounts redeemed for the 4 3/8% and 4% debentures were $70.9 million and $197.1 million, respectively.

In 2002, the company redeemed all of its outstanding 4 1/2% senior convertible debentures due 2003, 4 1/4% and 4 5/8% subordinated convertible debentures due 2003, and 4 7/8% subordinated convertible debentures due 2004. The principal amounts redeemed for the 4 1/2%, 4 1/4%, 4 5/8%, and 4 7/8% debentures were $121.1 million, $398.4 million, $57.9 million, and $13.3 million, respectively. Redemptions and repurchases of subordinated convertible debentures resulted in charges of $1.0 million and $1.5 million in 2003 and 2002, respectively, in the accompanying statement of income.

In December 2002, the company entered into revolving credit agreements, as amended, with a bank group that provided for up to $250 million of unsecured borrowings. The arrangement was replaced in December 2004 with a 5-year revolving credit agreement. The agreement provides for a $250 million revolving credit facility that will expire in

Note 10. Long-term Obligations and Other Financing Arrangements (continued)

December 2009. The agreement calls for interest at either a LIBOR-based rate or a rate based on the prime lending rate of the agent bank, at the company's option. The rate at December 31, 2004, was 3.19% under the more favorable of the two rates. The agreement contains affirmative, negative, and financial covenants, and events of default customary for financings of this type. The financial covenants include interest coverage and debt-to-capital ratios. At December 31, 2004, no borrowings were outstanding. The credit agreement permits the company to use the facility for working capital; acquisitions; repurchases of common stock, debentures and other securities; the refinancing of debt; and general corporate purposes.

During 2002, the company entered into interest-rate swap arrangements for its $128.7 million principal amount 7 5/8% senior notes, due in 2008, with the objective of reducing interest costs. The arrangements provide that the company will receive a fixed interest rate of 7 5/8%, and will pay a variable rate of 90-day LIBOR plus 2.19% (4.89% as of December 31, 2004). The swaps have terms expiring at the maturity of the debt. The swaps are designated as fair-value hedges and as such, are carried at fair value, which resulted in an increase in other long-term assets and long-term debt of $6.5 million at December 31, 2004, and $9.2 million at December 31, 2003. The swap arrangements are with different counterparties than the holders of the underlying debt. Management believes that any credit risk associated with the swaps is remote based on the creditworthiness of the financial institutions issuing the swaps.

Note 11. Commitments and Contingencies

Operating Leases

The company leases portions of its office and operating facilities under various operating lease arrangements. Income from continuing operations includes expense from operating leases of $40.3 million, $35.5 million, and $33.5 million in 2004, 2003, and 2002, respectively. Future minimum payments due under noncancellable operating leases at December 31, 2004, are $38.1 million in 2005, $30.1 million in 2006, $23.9 million in 2007, $18.9 million in 2008, $15.2 million in 2009, and $94.3 million in 2010 and thereafter. Total future minimum lease payments are $220.5 million.

Purchase Obligations

At December 31, 2004, the company had outstanding noncancellable purchase obligations, principally for inventory purchases, totaling $78.1 million, substantially all of which will be settled in 2005.

Letters of Credit and Guarantees

Outstanding letters of credit and bank guarantees totaled $54.7 million at December 31, 2004, including $6.2 million for businesses that have been sold. The expiration of these credits and guarantees ranges through 2013 for existing businesses and through 2005 for businesses that have been sold.

Outstanding surety bonds totaled $21.8 million at December 31, 2004, including $18.3 million for businesses that have been sold. The expiration of these bonds ranges through 2010 for existing businesses and primarily through 2009 for businesses that have been sold.

The letters of credit, bank guarantees, and surety bonds principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee, or surety bond if the applicable business unit does not perform as contractually required. With respect to letters of credit, guarantees, and surety bonds that were issued for businesses that were sold, the buyer is obligated to indemnify the company in the event such letters of credit and/or surety bonds are drawn.

Note 11. Commitments and Contingencies (continued)

The company also has an outstanding guarantee of $0.5 million at December 31, 2004, that relates to the third-party indebtedness of a former equity investee. The guarantee was reduced to $0.2 million in February 2005 and will be eliminated by the end of 2005.

In connection with the sale of businesses of the company, the buyers have assumed certain contractual obligations of such businesses and have agreed to indemnify the company with respect to those assumed liabilities. In the event a third party to a transferred contract does not recognize the transfer of obligations or a buyer defaults on its obligations under the transferred contract, the company could be liable to the third party for such obligations. However, in such event, the company would be entitled to indemnification by the buyer.

Indemnifications

In conjunction with certain transactions, primarily divestitures, the company has agreed to indemnify the other parties with respect to certain liabilities related to the businesses that were sold or leased properties that were abandoned (e.g., retention of certain environmental, tax, employee, and product liabilities). The scope and duration of such indemnity obligations vary from transaction to transaction. Where appropriate, an obligation for such indemnifications is recorded as a liability. Generally, a maximum obligation cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the company has not made significant payments for these indemnifications.

In connection with the company's efforts to reduce the number of facilities that it occupies, the company has vacated some of its leased facilities or sublet them to third parties. When the company sublets a facility to a third party, it remains the primary obligor under the master lease agreement with the owner of the facility. As a result, if a third party vacates the sublet facility, the company would be obligated to make lease or other payments under the master lease agreement. The company believes that the financial risk of default by sublessors is individually and in the aggregate not material to the company's financial position or results of operations.

In connection with the sale of products in the ordinary course of business, the company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others and agrees to indemnify customers against third-party claims for such infringement. The company has not been required to make material payments under such provisions.

Litigation and Related Contingencies

Continuing Operations

In September 2004, Applera Corporation, MDS Inc., and Applied Biosystems/MDS Scientific Instruments filed a lawsuit alleging that the company's mass spectrometer systems infringe a patent of the plaintiffs. The plaintiffs seek damages, including treble damages for alleged willful infringement, attorneys' fees, prejudgment interest, and injunctive relief.

The company has been named a defendant, along with many other companies, in a patent-infringement lawsuit brought by the Lemelson Medical, Education & Research Foundation, L.P. The suit asserts that products manufactured, used, or sold by the defendants, infringe one or more patents related to methods of machine vision or computer-image analysis.

The company intends to vigorously defend these matters. In the opinion of management, an unfavorable outcome of either or both of these matters could have a material adverse effect on the company's financial position as well as its results of operations and cash flows.

On December 8, 2004 and February 23, 2005, the company asserted in two lawsuits against a combination of Applera Corporation, MDS Inc., and Applied Biosystems/MDS Scientific Instruments that these parties infringe two patents of the company.

Note 11. Commitments and Contingencies (continued)

Discontinued Operations

During 2002, the company's discontinued operations settled a patent-infringement matter that Fischer Imaging Corporation had brought against the company's former Trex Medical subsidiary. As a term of the sale of Trex Medical in 2000, the company retained the liability for this matter. Under the settlement agreement, as amended, the company paid Fischer $25 million in 2002 and $0.9 million in 2003, with final payments totaling $5.2 million in 2004. The settlement payments were charged against a reserve established for this matter.

The company's continuing and discontinued operations are a defendant in a number of other pending legal proceedings incidental to present and former operations. The company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations, or cash flows.

Note 12. Common and Preferred Stock

At December 31, 2004, the company had reserved 16,539,205 unissued shares of its common stock for possible issuance under stock-based compensation plans and for possible conversion of the company's convertible debentures.

The company has 50,000 shares of authorized but unissued $100 par value preferred stock.

In 2002, the company restored 32,000,000 shares of common stock to authorized but unissued status, which had been held in treasury stock.

The company has distributed rights under a shareholder rights plan adopted by the company's Board of Directors to holders of outstanding shares of the company's common stock. Each right entitles the holder to purchase one ten-thousandth of a share (a Unit) of Series B Junior Participating Preferred Stock, $100 par value, at a purchase price of $250 per Unit, subject to adjustment. The rights will not be exercisable until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the Stock Acquisition Date), or (ii) 10 business days following the commencement of a tender offer or exchange offer for 15% or more of the outstanding shares of common stock.

In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, except pursuant to an offer for all outstanding shares of common stock approved by at least a majority of the members of the Board of Directors, each holder of a right (except for the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock that equals the exercise price of the right divided by one-half of the current market price of the common stock. In the event that, at any time after any person has become an Acquiring Person, (i) the company is acquired in a merger or other business combination transaction in which the company is not the surviving corporation or its common stock is changed or exchanged (other than a merger that follows an offer approved by the Board of Directors), or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a right (except for the Acquiring Person) shall thereafter have the right to receive, upon exercise, the number of shares of common stock of the acquiring company that equals the exercise price of the right divided by one-half of the current market price of such common stock.

At any time until 10 days following the Stock Acquisition Date, the company may redeem the rights in whole, but not in part, at a price of $.01 per right (payable in cash or stock). The rights expire on January 29, 2006, unless earlier redeemed or exchanged.

Note 13. Fair Value of Financial Instruments

The company's financial instruments consist mainly of cash and cash equivalents, short-term available-for-sale investments, accounts receivable, notes receivable, investment in Newport common stock subject to long-term resale restrictions, short-term obligations and current maturities of long-term obligations, accounts payable, long-term obligations, and forward currency-exchange contracts. The carrying amounts of cash and cash equivalents, accounts receivable, short-term obligations and current maturities of long-term obligations, and accounts payable approximate fair value due to their short-term nature.

Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices (Note 9).

The carrying amount and fair value of the company's notes receivable, long-term obligations, and forward currency-exchange contracts are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Notes Receivable	$ 47,373	$ 49,286	$ –	$ –
Investment in Newport Common Stock Subject to Long-term Resale Restrictions	$ 21,317	$ 22,703	$ –	$ –
Long-term Obligations:				
Convertible obligations	$ 77,234	$ 76,848	$ 77,234	$ 76,269
Senior notes	135,232	135,232	137,874	137,874
Other	13,604	13,604	14,401	14,401
	$226,070	$225,684	$229,509	$228,544
Forward Currency-exchange Contracts Receivable	$ 56	$ 56	$ 159	$ 159

The fair value of the notes receivable (principally the note receivable from Newport) was determined based on borrowing rates available to companies of comparable credit worthiness at December 31, 2004.

The fair value of the investment in Newport common stock subject to long-term resale restrictions that lapse in January 2006 was determined using a quoted fair market value.

The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the company at the respective year ends.

The notional amounts of forward currency-exchange contracts outstanding totaled $60.4 million and $87.9 million at year-end 2004 and 2003, respectively. The fair value of such contracts is the estimated amount that the company would receive upon liquidation of the contracts, taking into account the change in currency exchange rates.

Note 14. Supplemental Cash Flow Information

	2004	2003	2002
		(In thousands)	
Cash Paid For			
Interest	$ 11,003	$ 20,548	$ 47,366
Income taxes	$ 36,279	$ 33,592	$ 62,726
Noncash Activities			
Fair value of assets of acquired businesses and product lines	$ 189,612	$ 216,453	$ 94,881
Cash paid for acquired businesses and product lines	(147,902)	(150,260)	(78,825)
Liabilities assumed of acquired businesses and product lines	$ 41,710	$ 66,193	$ 16,056

Note 15. Restructuring and Other Costs, Net

In response to a downturn in markets served by the company and in connection with the company's overall reorganization, restructuring actions were initiated in 2002 in a number of business units to reduce costs and redundancies, principally through headcount reductions and consolidation of facilities. Certain costs associated with these actions are recorded when incurred. Further actions were initiated in 2003 and, to a lesser extent, in 2004. Restructuring and other costs recorded in 2004 include charges associated with new actions and actions initiated prior to 2004 that could not be recorded until incurred. These charges totaled $19.2 million and are detailed by segment below. The company expects to incur an additional $1.0 million of restructuring costs, primarily in 2005. The restructuring actions undertaken in 2003 and 2004 were substantially complete at the end of 2004.

2004

The company recorded net restructuring and other costs by segment for 2004 as follows:

	Life and Laboratory Sciences	Measurement and Control	Other	Corporate	Total
			(In thousands)		
Cost of Revenues	$ 3,177	$ 184	$ –	$ –	$ 3,361
Restructuring and Other Costs, Net	7,054	6,337	163	2,275	15,829
	$10,231	$ 6,521	$ 163	$ 2,275	$19,190

The components of net restructuring and other costs by segment are as follows:

Life and Laboratory Sciences

The Life and Laboratory Sciences segment recorded $10.2 million of net restructuring and other charges in 2004. The segment recorded charges to cost of revenues of $3.2 million, consisting of $2.1 million for the sale of inventories revalued at the date of acquisition of Jouan, and $1.1 million of accelerated depreciation on fixed assets being abandoned due to facility consolidations; and $7.0 million of other costs. These other costs consisted of $8.6 million of

Note 15. Restructuring and Other Costs, Net (continued)

cash costs, including $5.1 million of severance for 181 employees across all functions; $2.8 million of abandoned-facility costs, primarily for charges associated with facilities vacated in prior periods where estimates of sub-tenant rental income have changed or for costs that could not be recorded until incurred; and $0.7 million of other cash costs, primarily relocation expenses. These severance and other cash costs were net of reversals of $0.6 million, principally due to lower costs resulting from employee attrition. In addition, the segment recorded charges of $1.0 million, primarily for abandoned equipment and the sale of two abandoned buildings. These costs were offset by a gain of $2.6 million on the sale of a product line.

Measurement and Control

The Measurement and Control segment recorded $6.5 million of net restructuring and other charges in 2004. The segment recorded charges to cost of revenues of $0.2 million for the sale of inventories revalued at the date of acquisition, and $6.3 million of other costs. These other costs consisted of $6.2 million of cash costs, including $3.8 million of severance for 106 employees across all functions; $1.9 million of abandoned-facility costs, primarily for charges associated with facilities vacated in prior periods where estimates of sub-tenant rental income have changed or for costs that could not be recorded until incurred; and $0.5 million of other cash costs, primarily relocation expenses. These severance, facility, and other cash costs were net of reversals of $0.7 million, principally due to lower costs resulting from employee attrition. In addition, the segment recorded charges of $0.1 million, primarily for equipment at an abandoned facility.

Corporate

The company recorded $2.3 million of restructuring and other charges at its U.S. and European administrative offices in 2004, all of which were cash costs. These cash costs included $1.3 million of severance; $0.7 million of third-party advisory fees; and $0.3 million of abandoned-facility costs. While the company no longer has any public subsidiaries, it has numerous non-U.S. subsidiaries through which the formerly public subsidiaries conducted business. The third-party advisory fees were incurred to simplify this legal structure. The principal aspects of this project were completed in 2004.

2003

In response to a continued downturn in markets served by the company and in connection with the company's overall reorganization, restructuring actions were initiated in 2003 in a number of business units to reduce costs and redundancies, principally through headcount reductions and consolidation of facilities. These charges totaled $45.3 million and are detailed by segment below.

The company recorded net restructuring and other costs by segment for 2003 as follows:

	Life and Laboratory Sciences	Measurement and Control	Other	Corporate	Total
			(In thousands)		
Cost of Revenues	$ –	$ 71	$ –	$ –	$ 71
Restructuring and Other Costs, Net	21,808	10,214	8,051	5,127	45,200
	$21,808	$10,285	$ 8,051	$ 5,127	$45,271

Note 15. Restructuring and Other Costs, Net (continued)

The components of net restructuring and other costs by segment are as follows:

Life and Laboratory Sciences

The Life and Laboratory Sciences segment recorded $21.8 million of net restructuring and other charges in 2003. These charges included $18.8 million of cash costs, principally associated with facility consolidations, including $9.8 million of severance for 415 employees across all functions; $4.2 million of ongoing lease costs through 2006 for abandoned facilities described below; $1.5 million of employee-retention costs; and $3.3 million of other cash costs, primarily relocation expenses. The charges for severance are net of reversals of $1.5 million that the segment had provided prior to 2003 and were not required, primarily due to employee attrition. The charges for abandoned facilities included the consolidation of four manufacturing facilities in the United States; the closure of a manufacturing facility in the United Kingdom, the activities of which were transferred to a facility in the United States; consolidation of distribution facilities in Japan; and revised estimates of future lease costs for facilities in Europe that the segment provided prior to 2003. These charges are net of reversals of $1.0 million, which represents revised estimates of future lease costs for facilities that the segment abandoned prior to 2003. In addition, the segment recorded net charges of $3.4 million, principally to write down the carrying value of fixed assets, primarily buildings held for sale, to estimated disposal value. These charges were offset by $0.4 million of net gains, primarily from the sale of a product line.

Measurement and Control

The Measurement and Control segment recorded $10.3 million of net restructuring and other charges in 2003. The segment recorded charges to cost of revenues of $0.1 million, primarily for the sale of inventories revalued at the date of acquisition, and $10.2 million of other costs. These other costs consisted of $10.3 million of cash costs, principally associated with facility consolidations, including $6.8 million of severance for 164 employees across all functions; $0.9 million of ongoing lease costs through 2007 for abandoned facilities described below; $0.3 million of employee-retention costs; and $2.3 million of other cash costs, primarily relocation expenses. The charges for severance are net of reversals of $1.5 million that the segment had provided prior to 2003 and were not required, primarily due to a change in the restructuring plan and employee attrition. The charges for abandoned facilities included the closure of sales offices in The Netherlands and France, the activities of which were transferred to other facilities in the region, and the consolidation of manufacturing facilities in Massachusetts and Wisconsin. These charges are net of reversals of $0.4 million, which represent revised estimates of future lease costs for facilities that the segment abandoned prior to 2003. In addition, the segment recorded a gain of $2.1 million on the sale of a building in Germany, offset by net charges of $2.0 million, primarily for the writedown of goodwill related to the segment's test and measurement business to reduce the carrying value of the business to disposal value. The test and measurement business was sold in October 2003.

Other

The company's other businesses (previously included in the Optical Technologies segment) recorded $8.1 million of restructuring costs in 2003. The costs included a charge of $4.8 million for the writedown to disposal value of a noncore product line that was sold in October 2003. The company also recorded $2.2 million of lease costs for the closure of a manufacturing facility in the United Kingdom relating to the sale of the product line discussed above; $0.7 million of severance for 20 employees; and $0.4 million of employee retention and other cash costs.

Corporate

The company recorded $5.1 million of restructuring and other charges at its corporate offices in 2003, all of which were cash costs. These cash costs included $2.6 million for third-party advisory fees; $1.0 million of ongoing lease costs through 2006 for abandoned facilities described below; $0.9 million of severance for 16 employees in

Note 15. Restructuring and Other Costs, Net (continued)

administrative functions; and $0.6 million of relocation expenses. The third-party advisory fees were incurred to simplify the legal structure of the company's non-U.S. subsidiaries. The charges for abandoned facilities and relocation expenses are for the consolidation of three administrative offices in Europe.

2002

In response to a continued downturn in markets served by the company, restructuring actions were initiated in 2002 in a number of business units to reduce costs and shed unproductive assets, principally through headcount reductions, discontinuation of three mature or unprofitable product lines, and consolidation of facilities. These charges totaled $46.2 million and are detailed by segment below.

The company recorded net restructuring and other costs by segment for 2002 as follows:

	Life and Laboratory Sciences	Measurement and Control	Other	Corporate	Total
			(In thousands)		
Cost of Revenues	$ 1,251	$ 1,384	$ 5,837	$ –	$ 8,472
Restructuring and Other Costs, Net	18,177	12,226	4,726	2,562	37,691
	$19,428	$13,610	$10,563	$ 2,562	$46,163

The components of net restructuring and other costs by segment are as follows:

Life and Laboratory Sciences

The Life and Laboratory Sciences segment recorded $19.4 million of net restructuring and other charges in 2002. The segment recorded charges to cost of revenues of $1.3 million, which consisted of $1.1 million for the sale of inventories revalued at the date of acquisition and $0.2 million for a discontinued product line, and $18.2 million of other costs. These other costs consisted of $12.3 million of cash costs, including $5.8 million of severance for 255 employees across all functions; $1.8 million of ongoing lease costs through 2005 for abandoned facilities described below; $1.7 million of employee-retention costs; $0.7 million of pension costs for terminated employees that was accrued as a pension liability; $0.5 million for the termination of a distributor agreement; and $1.8 million of other cash costs, primarily relocation expenses. In addition, the segment realized a net loss of $4.3 million on the sale of assets and small business units, principally its Dynex automated diagnostics product line, and wrote down $1.5 million of fixed assets at abandoned facilities. The abandoned-facility costs included $1.6 million of additional expense related to a facility in Finland that was abandoned in 2001, at which time the segment recorded estimated abandonment cost. The segment has been unable to sublease the space and has reserved the remaining obligation through the expiration of the lease in 2005. Other facility consolidations in 2002 included closure of three sales and services offices in The Netherlands, the United Kingdom, and California, and a manufacturing facility in Texas. The activities of these facilities were transferred to other locations. In addition, certain other office and manufacturing space in Massachusetts that was abandoned and reserved for in 2001 has been occupied by the company's Measurement and Control segment, and consequently, the remaining reserve for abandonment of $1.5 million has been reversed.

Note 15. Restructuring and Other Costs, Net (continued)

Measurement and Control

The Measurement and Control segment recorded $13.6 million of net restructuring and other charges in 2002. The segment recorded charges to cost of revenues of $1.4 million for the sale of inventories revalued at the date of acquisition, and $12.2 million of other costs, net. These other costs consisted of $20.4 million of cash costs, including $11.0 million of severance for 388 employees across all functions; $4.9 million of ongoing lease costs through 2007 for abandoned facilities described below; $2.0 million of employee-retention costs; and $2.5 million of other cash costs, primarily relocation expenses. The charge also included $0.5 million of asset writedowns, and was offset by $8.7 million of net gains, primarily on the sale of businesses, principally the segment's Thermo BLH and Thermo Nobel subsidiaries. The charges for severance, abandoned facilities, and other items are net of reversals of $2.4 million, $2.3 million, and $0.4 million, respectively, that the segment had provided in 2000 and 2001. Of the total amount reversed, $2.1 million had been initially provided in 2001 to downsize the segment's operations in Maryland. During 2002, following a change in that operation's management, the 2001 plan to restructure the Maryland operation was substantially revised to include closure of the plant. The amounts provided in 2001 were reversed and all of the actions contemplated in the 2001 plan are components of the expanded 2002 plan, recorded in 2002. The remainder of the 2000 and 2001 plan reserves that were reversed were not required primarily due to employee attrition and favorable settlement of lease obligations. The facility consolidations in the 2002 plan included closure of six manufacturing facilities in the United States and one sales and service facility in Australia, and the transfer of their activities to other locations.

Other

The company's other businesses (previously in the Optical Technologies segment) recorded $10.6 million of net restructuring and other charges in 2002. These businesses recorded charges to cost of revenues of $5.8 million, primarily for two discontinued product lines, and $4.7 million of other costs. These other costs consisted of $1.7 million of cash costs, consisting primarily of severance for 20 employees across all functions. The charges for severance are net of reversals of $0.5 million that the segment had provided in 2001 and 2002. The severance reserves that were reversed were no longer required, primarily due to employee attrition. In addition, these businesses wrote off assets totaling $3.0 million, primarily manufacturing equipment associated with the discontinued product lines.

Corporate

The company recorded $2.6 million of restructuring and other charges at its corporate office in 2002, which were primarily cash costs, principally for third-party advisory fees to simplify the legal structure of the company's non-U.S. subsidiaries.

Note 15. Restructuring and Other Costs, Net (continued)

The following table summarizes the severance actions of the company in 2002, 2003, and 2004.

	Number of Employees
Pre-2002 Restructuring Plans	
Remaining Terminations at December 29, 2001	714
Additional Terminations Announced in 2002	247
Terminations Occurring in 2002	(878)
Adjustment to Plan	(53)
Remaining Terminations at December 28, 2002	30
Terminations Occurring in 2003	(28)
Adjustment to Plan	(2)
Remaining Terminations at December 31, 2003 and December 31, 2004	–
2002 Restructuring Plans	
Terminations Announced in 2002	618
Terminations Occurring in 2002	(319)
Remaining Terminations at December 28, 2002	299
Terminations Occurring in 2003	(289)
Adjustment to Plan	(10)
Remaining Terminations at December 31, 2003 and December 31, 2004	–
2003 Restructuring Plans	
Terminations Announced in 2003	615
Terminations Occurring in 2003	(453)
Remaining Terminations at December 31, 2003	162
Terminations Announced in 2004	125
Terminations Occurring in 2004	(223)
Adjustment to Plan	(16)
Remaining Terminations at December 31, 2004	48
2004 Restructuring Plans	
Terminations Announced in 2004	169
Terminations Occurring in 2004	(139)
Remaining Terminations at December 31, 2004	30

Note 15. Restructuring and Other Costs, Net (continued)

The following table summarizes the cash components of the company's restructuring plans. The noncash components and other amounts reported as restructuring and other costs, net, in the accompanying statement of income have been summarized in the notes to the tables.

	Severance	Employee Retention (a)	Abandonment of Excess Facilities	Other	Total
			(In thousands)		
Pre-2002 Restructuring Plans					
Balance at December 29, 2001	$ 25,896	$ 6,430	$ 14,224	$ 2,688	$ 49,238
Costs incurred in 2002 (e)	5,916	2,729	3,513	1,970	14,128
Reserves reversed (b)	(4,222)	(4)	(4,833)	(528)	(9,587)
Payments	(24,280)	(8,529)	(6,499)	(3,282)	(42,590)
Transfer to accrued pension costs (c)	–	–	–	(534)	(534)
Currency translation	2,161	24	858	119	3,162
Balance at December 28, 2002	5,471	650	7,263	433	13,817
Costs incurred in 2003	100	115	1,904	208	2,327
Reserves reversed (b)	(2,434)	(103)	(865)	(223)	(3,625)
Payments	(2,351)	(587)	(4,358)	(308)	(7,604)
Transfer to accrued pension costs (d)	(290)	–	–	–	(290)
Currency translation	631	–	834	28	1,493
Balance at December 31, 2003	1,127	75	4,778	138	6,118
Costs incurred in 2004	–	–	319	3	322
Reserves reversed (b)	(260)	(15)	(4)	(132)	(411)
Payments	(604)	(60)	(3,005)	(9)	(3,678)
Currency translation	75	–	304	–	379
Balance at December 31, 2004	$ 338	$ –	$ 2,392	$ –	$ 2,730

Note 15. Restructuring and Other Costs, Net (continued)

	Severance	Employee Retention (a)	Abandonment of Excess Facilities	Other	Total
			(In thousands)		
2002 Restructuring Plans					
Costs incurred in 2002 (f)	$ 17,037	$ 975	$ 7,991	$ 5,493	$ 31,496
Reserves reversed (b)	(77)	–	–	–	(77)
Payments	(5,817)	(50)	(577)	(4,890)	(11,334)
Currency translation	229	2	53	42	326
Balance at December 28, 2002	11,372	927	7,467	645	20,411
Costs incurred in 2003	2,025	1,334	587	2,368	6,314
Reserves reversed (b)	(703)	(66)	(506)	(111)	(1,386)
Payments	(11,936)	(2,180)	(4,851)	(3,103)	(22,070)
Currency translation	1,185	39	385	208	1,817
Balance at December 31, 2003	1,943	54	3,082	7	5,086
Costs incurred in 2004	8	–	687	125	820
Reserves reversed (b)	(546)	(54)	(114)	–	(714)
Payments	(617)	–	(1,587)	(115)	(2,319)
Currency translation	151	–	–	–	151
Balance at December 31, 2004	$ 939	$ –	$ 2,068	$ 17	$ 3,024
2003 Restructuring Plans					
Costs incurred in 2003 (g)	$ 20,025	$ 770	$ 8,030	$ 6,844	$ 35,669
Reserves reversed (b)	(791)	–	(819)	(267)	(1,877)
Payments	(13,908)	(706)	(2,643)	(6,682)	(23,939)
Currency translation	827	4	346	219	1,396
Balance at December 31, 2003	6,153	68	4,914	114	11,249
Costs incurred in 2004 (h)	4,164	148	3,971	1,780	10,063
Reserves reversed (b)	(120)	–	(4)	(29)	(153)
Payments	(9,590)	(153)	(4,327)	(1,927)	(15,997)
Currency translation	401	–	511	71	983
Balance at December 31, 2004	$ 1,008	$ 63	$ 5,065	$ 9	$ 6,145
2004 Restructuring Plans					
Costs incurred in 2004 (h)	$ 6,751	$ –	$ 340	$ 370	$ 7,461
Reserves reversed (b)	(24)	–	–	–	(24)
Payments	(3,497)	–	(53)	(276)	(3,826)
Currency translation	287	–	14	8	309
Balance at December 31, 2004	$ 3,517	$ –	$ 301	$ 102	$ 3,920

Note 15. Restructuring and Other Costs, Net (continued)

(a) Employee-retention costs are accrued ratably over the period through which employees must work to qualify for a payment. The pre-2002 awards were based on specified percentages of employees' salaries and were generally awarded to help ensure continued employment at least through completion of the company's reorganization plan.
(b) Represents reductions in cost of plans as described in the discussion of restructuring actions by segment.
(c) Balance of accrued restructuring costs from 1998 plans related to pension liability associated with employees terminated in 1998, which was transferred to accrued pension costs in 2002.
(d) Balance of accrued restructuring costs for severance from 2000 plans related to pension liability associated with employees terminated in 2000, which was transferred to accrued pension costs in 2003.
(e) Excludes net gains from the sale of businesses and other assets of $0.9 million and $2.4 million in the Life and Laboratory Sciences and Measurement and Control segments, respectively; noncash charges of $3.1 million in the company's other businesses; and a cash charge of $0.7 million recorded in accrued pension costs in the Life and Laboratory Sciences segment.
(f) Excludes noncash charges of $6.8 million and $0.2 million in the Life and Laboratory Sciences segment and at the company's corporate office, respectively, and net gains from the sale of businesses and other assets of $5.8 million in the Measurement and Control segment.
(g) Excludes noncash charges, net, of $3.0 million in the Life and Laboratory Sciences segment and $4.9 million at the company's other businesses; and net gains of $0.1 million, primarily from the sale of a building, offset by a writedown to disposal value of a business sold in October 2003, in the Measurement and Control segment.
(h) Excludes noncash charges, net, of $1.0 million and $0.1 million in the Life and Laboratory Sciences and Measurement and Control segments, respectively; other income, net, of $2.6 million in the Life and Laboratory Sciences segment; and $0.1 million of other income, net in the company's other businesses.

The company expects to pay accrued restructuring costs as follows: severance, employee-retention obligations, and other costs, which principally consist of cancellation/termination fees, primarily through 2005; and abandoned-facility payments, over lease terms expiring through 2016.

Note 16. Discontinued Operations

During 2004, the company's discontinued operations (principally Spectra-Physics) had revenues and net income of $118.9 million and $4.5 million, respectively. In addition, the company recorded a $38.5 million tax benefit related to Spectra-Physics, described below. During 2003, the company's discontinued operations had revenues and a net loss of $197.8 million and $2.5 million, respectively. During 2002, the company's discontinued operations had revenues and a net loss of $237.0 million and $9.1 million, respectively. Liabilities of discontinued operations principally represent remaining obligations of the discontinued businesses including litigation, severance, and lease obligations.

Spectra-Physics

In July 2004, the company sold its Optical Technologies segment, Spectra-Physics, to Newport Corporation for initial consideration of $300 million, subject to a post-closing balance sheet adjustment. As a result of Newport assuming non-U.S. debt of Spectra-Physics that had earlier been expected to be retained by the company and as a result of the post-closing adjustment process, the company paid $25.1 million to Newport, making the net selling price approximately $275 million. The company sold this operating unit to focus on its core businesses that provide analytical instrumentation to laboratory and industrial customers. The net selling price of $275 million exceeded Spectra-Physics' book value and is comprised of $175 million in cash; a 5% note in the principal amount of $50 million, due in 2009; and $50 million in Newport common stock, with the number of issued shares determined based on the 20-trading day average price prior to closing. The fair value of the note and Newport common stock at the date

Note 16. Discontinued Operations (continued)

of closing aggregated approximately $90 million. Under the terms of the agreement, the company has agreed to certain restrictions on the sale of the Newport shares it received in this transaction. The restrictions will lapse gradually in six month intervals after the closing, with no sales permitted prior to six months after closing, sale of 25% permitted after six months, sale of an additional 25% after one year, and no restrictions on sales after 18 months. The portion of the Newport shares with resale restrictions that lapse within a year are classified as available-for-sale investments in the accompanying 2004 balance sheet. The portion of the Newport shares with resale restrictions that lapse beyond 2005, together with the note receivable from Newport, are classified as noncurrent other assets in the accompanying 2004 balance sheet. As of December 31, 2004, the company owned 3,220,000 shares of Newport common stock with a quoted fair market value of $45.4 million. The company retained a small manufacturing unit in New York as a term of the sale, as well as a building in Arizona. The building is held for sale and is classified as current assets of discontinued operations in the accompanying 2004 balance sheet.

As a result of the decision to sell Spectra-Physics, a previously unrecognized tax asset arising from the difference between the book and tax basis of Spectra-Physics became realizable and the company recorded a tax benefit as income from discontinued operations totaling $38.5 million in 2004. In addition, the company recorded a gain on the sale of Spectra-Physics of $45.9 million, net of a tax provision of $15.9 million.

In February 2002, the company acquired the shares of Spectra-Physics it did not previously own through a short-form merger at $17.50 per share and Spectra-Physics ceased to be publicly traded. The company expended $23.2 million of cash to complete the purchase of the minority interest.

Other

In January 2000, the company announced its intention to sell several of its businesses, including its power-generation business and its Trex Medical and ThermoLase units. The company classified these businesses as discontinued operations.

The tax returns of the company and its former Trex Medical and ThermoLase businesses were under audit by the IRS. In 2004 and early 2005, the IRS and the company reached final settlements of the audits and the company determined that previously unrecognized tax benefits associated with the divested businesses totaling $52.7 million were realizable. These tax benefits were recorded as a gain on disposal of discontinued operations in 2004.

In addition to the 2004 gains discussed above, the company had $1.3 million of after-tax gains and $0.6 million of tax benefits associated with discontinued operations.

The company had after-tax gains of $27.3 million in 2003 and $115.4 million in 2002 from the disposal of discontinued operations. The 2003 gain consisted of two pre-tax components and two tax components. In 2003, the company resolved several disputes and related claims that it had retained following the sale of businesses in its discontinued operations. In connection with the resolution of these matters on favorable terms relative to the damages estimated and amount of established reserves as well as the settlement of lease obligations, the company's pre-tax gain recorded in prior years on disposal of the related businesses increased by $27.1 million. In 2003, the company also sold the last remaining business in discontinued operations, Peter Brotherhood Ltd., and received additional proceeds associated with businesses sold prior to 2003, including post-closing purchase price adjustments. The company recorded pre-tax gains on disposal of discontinued operations of $8.3 million, substantially as a result of these transactions. The company recorded a tax provision of $13.2 million on the above gains and realized $5.1 million of additional tax benefits from the disposal of businesses sold prior to 2003, principally foreign tax credits.

Note 16. Discontinued Operations (continued)

During 2002, primarily as a result of new tax regulations concerning deductible losses from divested businesses, the company revised its estimate of the tax consequences of business disposals in discontinued operations and recorded a tax benefit of $46.6 million. Also in 2002, the company sold the Trophy Radiologie subsidiary of Trex Medical for approximately $51 million in cash and, principally as a result of this transaction, recorded an after-tax gain of $17.4 million. This business is engaged in the production and sale of dental X-ray imaging systems and related software.

In March 2002, the company sold the last remaining component of its former power-generation business and realized a gain from the disposition totaling $13.0 million, principally for previously unrecognized tax benefits that were realized upon the sale.

Note 17. Unaudited Quarterly Information

	2004			
	First (a)	Second (b)	Third (c)	Fourth (d)
	(In thousands except per share amounts)			
Revenues	$525,032	$525,309	$542,315	$613,339
Gross Profit	240,860	238,885	250,955	283,779
Income from Continuing Operations	39,665	50,579	42,641	85,482
Net Income	43,122	91,080	106,536	121,099
Earnings per Share from Continuing Operations:				
Basic	.24	.31	.26	.53
Diluted	.24	.30	.26	.52
Earnings per Share:				
Basic	.26	.55	.66	.76
Diluted	.26	.54	.65	.74

Amounts reflect aggregate restructuring and other items, net, and nonoperating items, net, as follows:

(a) Costs of $5.6 million, gains of $1.6 million from the sale of shares of Thoratec, and after-tax income of $3.5 million related to the company's discontinued operations.
(b) Costs of $1.1 million, gains of $8.0 million from the sale of shares of Thoratec, and after-tax income of $40.5 million related to the company's discontinued operations.
(c) Costs of $5.4 million and after-tax income of $63.9 million related to the company's discontinued operations.
(d) Costs of $7.1 million, a tax benefit of $33.8 million recorded on completion of tax audits, and after-tax income of $35.6 million related to the company's discontinued operations.

	2003			
	First (e)	Second (f)	Third (g)	Fourth (h)
	(In thousands except per share amounts)			
Revenues	$454,628	$467,268	$448,567	$528,915
Gross Profit	210,567	217,121	208,743	243,471
Income from Continuing Operations	34,088	54,641	38,995	47,486
Net Income	36,427	53,139	48,515	61,928
Earnings per Share from Continuing Operations:				
Basic	.21	.34	.24	.29
Diluted	.21	.33	.24	.29
Earnings per Share:				
Basic	.22	.33	.30	.38
Diluted	.22	.32	.29	.37

Note 17. Unaudited Quarterly Information (continued)

Amounts reflect aggregate restructuring and other items, net, and nonoperating items, net, as follows:

(e) Costs of $7.0 million, gains of $3.7 million from the sale of shares of FLIR, and after-tax income of $2.3 million related to the company's discontinued operations.
(f) Costs of $4.7 million, gains of $10.0 million from the sale of shares of FLIR, a $9.0 million tax benefit from the reversal of a valuation allowance, and an after-tax loss of $1.5 million related to the company's discontinued operations.
(g) Costs of $13.8 million, gains of $10.3 million from the sale of shares of Thoratec, a loss of $1.0 million on the early retirement of debt, and after-tax income of $9.5 million related to the company's discontinued operations.
(h) Costs of $19.8 million, gains of $6.0 million from the sale of shares of Thoratec, and after-tax income of $14.4 million related to the company's discontinued operations.

In the second quarter of 2004, the company reclassified the results of operations of Spectra-Physics (Note 16) to discontinued operations. The first quarter 2004 and 2003 results presented above reflect the reclassification of Spectra-Physics and differ from amounts reported in the company's Form 10-Q for the quarter ended April 3, 2004. As a result of reclassifying the results of operations of Spectra-Physics, in the first quarter of 2004, revenue, gross profit, and income from continuing operations decreased from previously reported amounts by $57.0 million, $23.7 million, and $3.5 million, respectively. In the first quarter of 2003, revenue and gross profit decreased from previously reported amounts by $45.6 million and $13.3 million, respectively, and income from continuing operations increased by $2.7 million. Earnings per share from continuing operations decreased from previously reported amounts by $.02 in the first quarter of 2004 and increased by $.02 in the first quarter of 2003. Net income and earnings per share were not affected in either period by this reclassification.

Note 18. Subsequent Event

In January 2005, the company reached an agreement to acquire the Kendro Laboratory Products division of SPX Corp. for $833.5 million, subject to a post-closing adjustment. Kendro designs, manufactures, markets, and services a wide range of laboratory equipment for sample preparation, processing, and storage, used primarily in life sciences and drug discovery laboratories as well as clinical laboratories. The acquisition is subject to regulatory approvals and other customary conditions. Kendro's revenues were approximately $375 million in 2004.

The company obtained a bridge financing commitment which will permit it to borrow up to $600 million for a 364-day period on terms substantially equivalent to its existing 5-year revolving credit facility (Note 10) to partially fund the purchase price of Kendro. The commitment is subject to customary conditions for financings of this type. The company expects to use existing cash balances to fund the remainder of the purchase price.

THERMO ELECTRON CORPORATION

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Provision Charged to Expense	Accounts Recovered	Accounts Written Off	Other (a)	Balance at End of Year
Allowance for Doubtful Accounts						
Year Ended December 31, 2004	$ 24,212	$ 3,045	$ 116	$ (6,978)	$ 2,449	$ 22,844
Year Ended December 31, 2003	$ 22,064	$ 3,485	$ 221	$ (5,257)	$ 3,699	$ 24,212
Year Ended December 28, 2002	$ 22,930	$ 2,260	$ 118	$ (5,390)	$ 2,146	$ 22,064

	Balance at Beginning of Year	Established as Cost of Acquisitions	Activity Charged to Reserve	Other (c)	Balance at End of Year
Accrued Acquisition Expenses (b)					
Year Ended December 31, 2004	$ 15,816	$ 1,217	$ (4,356)	$ (3,448)	$ 9,229
Year Ended December 31, 2003	$ 8,828	$ 9,096	$ (1,857)	$ (251)	$ 15,816
Year Ended December 28, 2002	$ 7,104	$ 2,723	$ (1,357)	$ 358	$ 8,828

	Balance at Beginning of Year	Provision Charged to Expense (e)	Activity Charged to Reserve	Other (f)	Balance at End of Year
Accrued Restructuring Costs (d)					
Year Ended December 31, 2004	$ 22,453	$ 17,364	$ (25,820)	$ 1,822	$ 15,819
Year Ended December 31, 2003	$ 34,228	$ 37,422	$ (53,614)	$ 4,417	$ 22,453
Year Ended December 28, 2002	$ 49,238	$ 35,960	$ (53,923)	$ 2,953	$ 34,228

(a) Includes allowance of businesses acquired and sold during the year as described in Note 2 and the effect of currency translation.

(b) The nature of activity in this account is described in Note 2.

(c) Represents reversal of accrued acquisition expenses and corresponding reduction of goodwill or other intangible assets resulting from finalization of restructuring plans and the effect of currency translation.

(d) The nature of activity in this account is described in Note 15.

(e) In 2004, excludes $1.1 million of noncash costs, net, primarily for asset writedowns, and excludes other income, net, of $2.7 million. In 2003, excludes $7.8 million of noncash costs, net, primarily for asset writedowns. In 2002, excludes $1.0 million of noncash costs, net, primarily for asset writedowns, and excludes a cash charge of $0.7 million recorded in accrued pension costs.

(f) Represents the effect of currency translation and, in 2003 and 2002, transfers to accrued pension costs of $0.3 million and $0.5 million, respectively.

President and
Chief Executive Officer

Senior Vice President

Acting President, Process
Instruments

Treasurer

President, Thermo China

President, Bioscience
Technologies

Vice President,
Global Business Services

Vice President, Marketing and
Commercial Excellence

Vice President, Investor Relations
and Communications

President, Environmental
Instruments

Vice President, General
Counsel and Secretary

Corporate Controller and
Chief Accounting Officer

Vice President,
Global Operations

Vice President, Global
Research and Development

President, Informatics
and Services

Vice President,
Global Commercial Operations

President, Clinical
Diagnostics

Vice President, Human Resources

Vice President,
Information Technology

President, Scientific
Instruments

Vice President and
Chief Financial Officer

Chairman of the Board; Chairman,
Stonegate Capital (private equity
investments); Former Chairman,
President and Chief Executive
Officer, Lotus Development
Corporation (computer software)

President and
Chief Executive Officer

Senior Vice President, Pfizer Inc.;
President, Pfizer Global
Research and Development
(pharmaceuticals)

Former Vice Chairman of Strategic
Business Development, FleetBoston
Financial (banking)

Chairman, Pilot Capital
Corporation (private equity
investments)

Chairman, Valeant
Pharmaceuticals International
(pharmaceuticals)

Bishop William Lawrence
University Professor,
Harvard Business School

President and Chief Executive
Officer, Boston Medical Center

Analyze · Detect · Measure · Control™

ELECTRON CORPORATION

Thermo Electron Corporation
81 Wyman Street
Waltham, MA 02454-9046
www.thermo.com